Exhibit 99.1

BARRICK GOLD CORPORATION

Notice of Annual Meeting of Shareholders

April 24, 2013

Management Proxy Circular

Table of Contents

Invitation to Shareholders

Notice of Annual Meeting of Shareholders of Barrick Gold Corporation

March 18, 2013

Dear Shareholder:

On behalf of the Board of Directors, I invite you to attend Barrick’s Annual Meeting of Shareholders to be held on Wednesday, April 24, 2013 at 10:00 a.m., Toronto time, in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario.

At the meeting, we will report to you on Barrick’s performance in 2012 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

Barrick’s 2013 Management Proxy Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy or voting instruction form. Your participation as a shareholder is very important to us.

If you cannot attend the meeting in person, you may view a live web cast of the meeting at Barrick’s website, www.barrick.com. The recorded version of the meeting will be available at Barrick’s website until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year’s Annual Meeting.

Sincerely,

PETER MUNK

CHAIRMAN

BARRICK GOLD CORPORATION

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario, Canada M5J 2S1

Notice of Annual Meeting of Shareholders

NOTICE is hereby given that the Annual Meeting of the Shareholders (the “Meeting”) of Barrick Gold Corporation (the “Company” or “Barrick”) will be held in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario on Wednesday, April 24, 2013 at 10:00 a.m. (Toronto time) in order to:

1.	Receive the consolidated financial statements of the Company for the year ended December 31, 2012 and the auditors’ report thereon;

2.	Elect directors who will serve until the next annual meeting of shareholders;

3.	Appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	Consider the advisory resolution to accept the approach to executive compensation disclosed in Barrick’s 2013 Management Proxy Circular; and

5.	Transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

Barrick’s Board of Directors has fixed the close of business on February 27, 2013 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick common shares. A holder of record of Barrick common shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

DATED at Toronto, Ontario, this 18th day of March, 2013.

By Order of the Board of Directors,

Faith T. Teo Vice President, Assistant General Counsel and Secretary

Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return their proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of Canadian Stock Transfer Company Inc. as administrative agent for CIBC Mellon Trust Company, the Company’s registrar and transfer agent, by 5:00 p.m. (Toronto time) on April 23, 2013 or the last business day prior to any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

Shareholders may direct questions and requests for assistance to Barrick’s proxy solicitation and information agent for the Meeting, Kingsdale Shareholder Services Inc., by telephone: 1-866-851-2571 (toll-free within Canada and the United States) or collect at 416-867-2271; or by email: contactus@kingsdaleshareholder.com.

Proxies will be counted and tabulated by Canadian Stock Transfer Company Inc. as administrative agent for CIBC Mellon Trust Company, the Company’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario, Canada M5J 2S1

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the “Company” or “Barrick”) for use at the Annual Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Wednesday, April 24, 2013 in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

General Information

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of $58,000. The costs of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies have been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial shareholders of common shares of Barrick (“Barrick Common Shares”).

It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form will be distributed to registered shareholders on or about March 25, 2013. Beneficial shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime recently adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form or proxy form will be distributed to beneficial shareholders on or about March 25, 2013.

This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Barrick Common Shares, we have sent you a proxy form that you can use to vote at the Meeting.

•	If your Barrick Common Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

Unless otherwise indicated, the information in this Circular is given as at March 1, 2013.

Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with International Financial Reporting Standards. Unless otherwise indicated, all references to “US $” or “$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars. The annual average exchange rate for 2012 reported by the Bank of Canada was US $1.00 = Cdn $0.9996.

The securityholder materials relating to the Meeting are being sent to registered owners of the securities. Non-registered owners of the securities may receive securityholder materials relating to the Meeting directly from Barrick pursuant to the “notice-and-access” regime. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PART ONE

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on:

•	the election of directors who will serve until the next annual meeting of shareholders;

•	the appointment of auditors that will serve until the next annual meeting of shareholders and authorization of the Board of Directors to set their remuneration; and

•	the advisory resolution to accept the approach to executive compensation disclosed in the Circular.

Who Can Vote

The record date for the Meeting is Wednesday, February 27, 2013. Barrick has prepared a list, as of the close of business on the record date, of the registered holders of Barrick Common Shares. A holder of Barrick Common Shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

Voting Your Barrick Common Shares

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under “— Voting by Proxy”.

Non-registered Shareholders

Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder (also known as a beneficial shareholder). Your nominee is entitled to vote the shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

•	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

•	follow the nominee’s instructions for return of the executed form or other method of response.

Do not otherwise complete the form as your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the proxy form sent to you. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the proxy form.

Your Proxy Vote and Appointing a Proxyholder

On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

All Barrick Common Shares represented by properly completed proxies received at the Toronto office of Canadian Stock Transfer Company Inc. as administrative agent for CIBC Mellon Trust Company (“CST”) by 5:00 p.m. (Toronto time) on Tuesday, April 23, 2013 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting.

Proxies should be delivered to CST, by mail to Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by personal delivery to Proxy Department, 320 Bay Street, B1 Level, Toronto, Ontario, M5H 4A6; by facsimile at (416) 368-2502 or 1-866-781-3111 (within Canada and the United States); by telephone at 1-866-249-5094 (within Canada and the United States); or via the Internet at https://www.proxypush.ca/abx.

If you give directions on how to vote your shares, your proxyholder must vote (or withhold from voting) your shares according to your instructions, including on any ballot votes that take place at the meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on your proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter(s) and the persons designated in the form are appointed as your proxyholder, your Barrick Common Shares will be voted as follows:

•

FOR the election as directors of all nominees listed in this Circular (provided that if any of such individuals is unable to serve or otherwise withdraws his or her name, your proxyholder can nominate and vote for another individual at his or her discretion);

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors until the next annual meeting of shareholders and the authorization of the Board of Directors to set their remuneration; and

•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•

You may send another proxy form with a later date to the Toronto office of CST, but it must reach CST by 5:00 p.m. (Toronto time) on Tuesday, April 23, 2013 or the last business day before any adjourned or postponed Meeting.

•

You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, April 23, 2013, or the last business day before any adjourned or postponed Meeting, at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-2492.

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

•	You may revoke your proxy in any other manner permitted by law.

Additional Matters Presented at the Annual Meeting

Your proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

Obtaining a Management Proxy Circular

This Circular is available electronically at www.proxydocs.ca/abx, on Barrick’s website at www.barrick.com/investors/agm, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Pursuant to the “notice and access” regime recently adopted by the Canadian Securities Administrators, Barrick will provide a paper copy of the Circular directly to any beneficial shareholder upon request for a period of one year following the date of the filing of this Circular on SEDAR. If your request is made before the date of the Meeting, the Circular will be sent to you within three business days of your request. If the request is made on or after the date of the Meeting, the Circular will be sent to you within ten calendar days of your request. If you are a beneficial shareholder and wish to request a paper copy of the Circular, please contact CST by phone toll-free at 1-888-433-6443 from Canada and the United States or 416-682-3860 if you are calling from another country. You may also request a paper copy of the Circular online at www.proxydocs.ca/abx.

Voting Shares and Principal Holders

The Barrick Common Shares are the only shares which entitle shareholders to vote at the Meeting. As at Wednesday, February 27, 2013, 1,001,138,029 Barrick Common Shares were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting. To the knowledge of the directors and officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as of February 27, 2013. Barrick’s employees are entitled to vote their Barrick Common Shares beneficially owned by them in Company-sponsored equity compensation plans. As of February 27, 2013, the beneficial ownership of Barrick Common Shares by Barrick’s employees in Company-sponsored equity compensation plans was less than one percent of the issued and outstanding Barrick Common Shares.

PART TWO

BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2012, and the auditors’ report thereon;

2.	Electing directors who will serve until the next annual meeting of shareholders;

3.	Appointing the auditors that will serve until the next annual meeting of shareholders and authorizing the directors to set their remuneration;

4.	Considering the advisory resolution to accept the approach to executive compensation disclosed in this Circular; and

5.	Any such other business as may properly be brought before the Meeting.

1. Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2012 are included in Barrick’s 2012 Annual Report, which is being mailed to the Company’s registered and beneficial shareholders who requested it. Management will review Barrick’s consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2012 Annual Report is available on Barrick’s website at www.barrick.com, SEDAR at www.sedar.com and the SEC’s website at www.sec.gov. For information on how to request a printed copy of the 2012 Annual Report, please see “Part Six – Other Information – Availability of Annual Report and Other Disclosure Documents” on page 79.

2. Election of Directors

Majority Voting

Barrick has adopted a majority voting policy in its Corporate Governance Guidelines pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of their election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

Nominees for Election as Directors

It is proposed that the 13 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of Barrick and have been directors since the dates indicated below. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

The following table sets forth for each nominee for election as director as of March 1, 2013: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; key areas of expertise; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised(1); the number of Deferred Share Units (DSUs) credited to the nominee; the number of

Restricted Share Units (RSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-management directors since 2003); whether the nominee meets Barrick’s share ownership requirement for directors or executive officers, as applicable (see “Part Four —Report on Director Compensation and Equity Ownership — Director Share Ownership Requirement” beginning on page 29 and “Part Five — Report on Executive Compensation — Compensation Discussion and Analysis — Share Ownership Requirements” beginning on page 52); the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during 2012; and whether or not the Board of Directors has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.

	Howard L. Beck, 79 Toronto, Ontario, Canada Director since July 14, 1984 Independent

Mr. Beck is a corporate director. He was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and a law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Areas of Expertise: Law, Finance and Management

SECURITIES HELD
Shares	169,144
DSUs	38,384
Options	Nil
Meets share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Cineplex Galaxy Income Fund	(2003 to 2009)
	Special	3 of 3
Committees:
Corporate Governance and Nominating		3 of 3
Finance Committee		5 of 5
Overall Attendance		100%

	William Birchall, 70 Toronto, Ontario, Canada Director since July 14, 1984 Non-Independent (Vice Chairman of Barrick)

Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the William Birchall Foundation. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Areas of Expertise: Finance and Management, Metals and Mining, International Business

SECURITIES HELD
Shares	395,220(2)
DSUs	4,081
Options	200,000
Meets share ownership requirement for Vice-Chairman
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Rogers Communications Inc.	(2005 to Present	)
	Special	3 of 3
Committees:
Corporate Responsibility	(Chair)	4 of 4(3)
Finance	(Chair)	5 of 5
Overall Attendance		100%

	Donald J. Carty, 66 Dallas, Texas, USA Director since February 22, 2006 Independent Lead Director

Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies, and e-Rewards Inc., a digital data collection and reporting company. He served as Vice Chairman and Chief Financial Officer of Dell Inc., a computer manufacturer, from January 2007 until June 2008. Mr. Carty is the former Chairman and Chief Executive Officer of AMR Corp. and American Airlines, commercial airline companies. Mr. Carty is also a member of the board of directors of Big Brothers Big Sisters Lonestar and a member of the Executive Board of the SMU Cox School of Business. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Areas of Expertise: Finance and Management, International Business, Aviation

SECURITIES HELD
Shares	10,000
DSUs	30,052
Options	Nil
Meets share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Canadian National Railway Company Talisman Energy Inc. Gluskin Sheff & Associates, Inc. Dell Inc. Hawaiian Holdings, Inc. CHC Helicopter Corporation	(2011 to Present) (2009 to Present) (2008 to Present) (1992 to Present) (5) (2008 to 2011) (2004 to 2008)
	Special	3 of 3
Committees:
Audit		5 of 5
Compensation		4 of 6(4)
Overall Attendance		90%

	Gustavo Cisneros, 67 Santo Domingo, Dominican Republic Director since September 9, 2003 Independent

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. He is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Areas of Expertise: South American Region, International Business, Media and Entertainment, Consumer Products

SECURITIES HELD
Shares	Nil
DSUs	38,022
Options	100,000
Meets share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 6	None
	Special	1 of 3
Committees:
Compensation		8 of 9(6)
Overall Attendance		78%

Robert M. Franklin, 66 Toronto, Ontario, Canada Director since February 22, 2006 Independent

Mr. Franklin is President of Signalta Capital Corporation, an investment company. Mr. Franklin is the former Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and the former Chairman of the Board of Placer Dome Inc., a gold mining company. He holds an undergraduate degree from Hillsdale College.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

SECURITIES HELD
Shares	35,958(7)
DSUs	16,410
Options	Nil
Meets share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Toromont Industries Ltd. Canadian Tire Corporation First Uranium Corp. Resolve Business Outsourcing Income Fund	(1994 to Present) (2007 to 2011) (2006 to 2010) (2006 to 2009)
	Special	3 of 3
Committees:
Audit		5 of 5
Corporate Governance and Nominating	(Chair)	3 of 3

Overall Attendance		100%

	J. Brett Harvey, 62 Canonsburg, Pennsylvania, USA Director since December 15, 2005 Independent

Mr. Harvey is Chairman and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company. He is also the Chairman and Chief Executive Officer of CNX Gas Corporation, a natural gas company and a subsidiary of CONSOL Energy Inc. Mr. Harvey serves on the board of a number of energy industry associations, including the coal industry advisory board of the International Energy Agency, Leadership Council of the American Coalition for Clean Coal Electricity, National Coal Council and Virginia Coalfield Economic Development Authority, and he is the chairman of the Bituminous Coal Operators’ Association’s board of directors. Mr. Harvey is also on the board of directors of the Allegheny Conference on Community Development, a member of the National Executive Board of the Boy Scouts of America, and a director and past chairman of the Boy Scouts of America Laurel Highlands Counsel. He holds an undergraduate degree from the University of Utah.

Areas of Expertise: Coal, Oil and Gas, Environment, Finance and Management

SECURITIES HELD
Shares		5,500
DSUs		16,677
Options		Nil
Meets share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Allegheny Technologies Inc. CONSOL Energy Inc. CNX Gas Corporation	(2007 to Present) (1998 to Present) (2005 to 2010)
	Special	3 of 3
Committees:
Compensation	(Chair)	11 of 11
Corporate Responsibility		3 of 3(8)

Overall Attendance		100%

Dambisa Moyo, 44 London, United Kingdom Director since April 27, 2011 Independent

Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is a Patron for Absolute Return for Kids and a past director of Room to Read and the Lundin for Africa Foundation. Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Areas of Expertise: African Region, Corporate Social Responsibility, Finance and Management

SECURITIES HELD
Shares		Nil
DSUs		4,546
Options		Nil
Has until April 26, 2016 to meet share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Barclays Bank PLC SABMiller PLC Lundin Petroleum AB	(2010 to Present) (2009 to Present) (2009 to 2012)
	Special	3 of 3
Committees:
Audit Committee		3 of 3(9)
Corporate Governance and Nominating		3 of 3
Corporate Responsibility		3 of 4
Overall Attendance		95%

The Right Honourable

Brian Mulroney, 73

Montreal, Quebec, Canada

Director since

November 8, 1993

Non-Independent (Senior

Advisor, Global Affairs of

Barrick and Chairman of

Barrick’s International

Advisory Board)

Mr. Mulroney assumed the role of Senior Advisor, Global Affairs of Barrick on January 1, 2012. Mr. Mulroney is also the Chairman of Barrick’s International Advisory Board and a Senior Partner of Norton Rose Canada LLP, a law firm. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Areas of Expertise: Public Policy, Law, International Business

SECURITIES HELD
Shares		20,000
DSUs		Nil
Options		75,000
Meets share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors Overall Attendance	Regular Special	6 of 6 3 of 3 100%	Tuckamore Capital Management Inc. The Blackstone Group L.P. Wyndham Worldwide Corporation Quebécor Inc. Independent News & Media PLC Quebecor World Inc. Archer Daniels Midland Company	(2011 to Present) (2007 to Present) (2006 to Present) (1997 to Present) (2004 to 2011) (1999 to 2010)(10) (1993 to 2009)

	Anthony Munk, 52 Toronto, Ontario, Canada Director since December 10, 1996 Non-Independent (member of the immediate family of the Chairman of Barrick)

Mr. Anthony Munk is a Senior Managing Director of Onex Corporation, a leading North American private equity firm. He is also a director of the Aurea Foundation and a Trustee of the Art Gallery of Ontario Foundation Board. Mr. Munk holds an undergraduate degree from Queen’s University.

Mr. Munk is also a director of JELD-WEN Holding, Inc. and was formerly a director of RSI Home Products Inc. and Chairman of the Board of Husky Injection Molding Systems Ltd., which are private companies.

Areas of Expertise: Finance and Acquisitions

SECURITIES HELD
	Shares	5,000
	DSUs	27,030
	Options	Nil
Meets share ownership requirement
MEMBER		ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Cineplex Inc.	(2003 to Present)
	Special	3 of 3
	Committees:
	Finance	5 of 5
	Overall Attendance	100%

	Peter Munk, 85 Toronto, Ontario, Canada Director since July 14, 1984 Non-Independent (Chairman of Barrick)

Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. He is also the former Chairman of Trizec Properties, Inc., a real estate investment trust, and the former Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame and a recipient of the Woodrow Wilson Award for Corporate Citizenship, the Queen Elizabeth II Diamond Jubilee Medal and several honorary degrees. Mr. Munk is a Companion of the Order of Canada.

SECURITIES HELD
Shares		1,988,500(11)
DSUs		Nil
Options		300,000
RSUs		141,635	Areas of Expertise: International Business, Metals and Mining, Finance and Management
Meets share ownership requirement for Chairman
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	None

	Special	3 of 3

Overall Attendance		100%

	Steven J. Shapiro, 60 Houston, Texas, USA Director since September 1, 2004 Independent

Mr. Shapiro is a corporate director. He is the former Executive Vice President, Finance and Corporate Development and director of Burlington Resources, Inc., an oil and gas exploration and production company. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Areas of Expertise: Oil and Gas, Finance and Management

SECURITIES HELD
Shares		3,000
DSUs		18,777
Options		Nil

Meets share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Bumi plc El Paso Corporation	(2011 to Present) (2006 to 2012)
	Special	2 of 3
Committees:
Audit	(Chair)	5 of 5
Compensation		10 of 11

Overall Attendance		92%

	Jamie C. Sokalsky, 55 Toronto, Ontario, Canada Director since June 5, 2012 Non-Independent (President and Chief Executive Officer of Barrick)

Mr. Sokalsky was appointed President and Chief Executive Officer and a director of Barrick Gold Corporation on June 5, 2012. Prior to his appointment, Mr. Sokalsky was Executive Vice President and Chief Financial Officer of Barrick. He is a council member of the International Council on Mining and Metals and a director of the World Gold Council. Mr. Sokalsky is a chartered accountant and holds an undergraduate degree from Lakehead University.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

SECURITIES HELD
Shares		52,728
DSUs		Nil
Options		902,686
RSUs		114,485
Has until June 5, 2015 to meet share ownership requirement for Chief Executive Officer
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	3 of 3	Biovail Corporation	(2005 to 2008)

	Special	1 of 1(12)

Overall Attendance		100%

John L. Thornton, 59 Palm Beach, Florida, USA Director since February 15, 2012 Non-Independent (Co-Chairman of Barrick)

Mr. Thornton was appointed Co-Chairman of Barrick on June 5,
2012. He is a Professor, Director of the Global Leadership
Program, and Chairman of the Advisory Board at the Tsinghua
University School of Economics and Management in Beijing.
He is also Chairman of the Board of Trustees of the Brookings
Institution in Washington, D.C. He retired in 2003 as President and a member of the board of the Goldman Sachs Group.
Mr. Thornton is a trustee, advisory board member or member
of the China Foreign Affairs University, China Investment
Corporation (CIC), China Securities Regulatory Commission
(CSRC), Council on Foreign Relations, The Hotchkiss School,
McKinsey Advisory Council, Morehouse College, and the
National Committee on U.S.-China Relations. Mr. Thornton
holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a master’s degree from the Yale School of Management.

Areas of Expertise: Finance and Management, China,
International Business

SECURITIES HELD
Shares		177,500(13)
DSUs		1,072
Options		Nil
RSUs		61,843
Has until June 5, 2015 to meet share ownership requirement for Co-Chairman
MEMBER		ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	China Unicom (Hong Kong) Limited HSBC Holdings plc Ford Motor Company News Corporation Intel Corporation Industrial and Commercial Bank of China Ltd. China Netcom Group Corporation (Hong Kong) Ltd.	(2008 to Present) (2008 to Present) (1996 to Present) (2004 to 2012) (2003 to 2010) (2005 to 2008) (2004 to 2008)
	Special	2 of 3
Committees:
Compensation		1 of 1
Corporate Responsibility		2 of 2(14)
Overall Attendance		92%

(1)	The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct, and (b) the person indicated has sole voting and investment power.

(2)	Mr. Birchall owns 375,000 Barrick Common Shares directly and 17,220 Barrick Common Shares indirectly through the William Birchall Foundation, of which Mr. Birchall is the President. Mr. Birchall exercises control over 3,000 Barrick Common Shares owned by Elletoile Limited, which is owned by a family member.

(3)	Mr. Birchall became Chair of the Corporate Responsibility Committee on July 25, 2012.

(4)	Mr. Carty ceased to be a member of the Compensation Committee on July 25, 2012. He attended four of the six meetings of this Committee held before that date.

(5)	Mr. Carty will cease to be a member of the board of directors of Dell Inc. following the completion of the announced sale of that company.

(6)	Mr. Cisneros ceased to be a member of the Compensation Committee on May 2, 2012 and was reappointed to the Committee on July 25, 2012. He attended eight of the nine meetings of the Compensation Committee held while he was a member.

(7)	Mr. Franklin owns 21,102 Barrick Common Shares directly and 5,294 Barrick Common Shares indirectly through a registered retirement savings plan. Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(8)	Mr. Harvey ceased to be a member of the Corporate Responsibility Committee on July 25, 2012. He attended each of the three meetings of the Corporate Responsibility Committee held before that date. Mr. Harvey became Chair of the Compensation Committee on July 25, 2012.

(9)	Dr. Moyo became a member of the Audit Committee on May 2, 2012. She attended each of the three meetings held after that date.

(10)	Mr. Mulroney was a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

(11)	Mr. Peter Munk owns 1,288,500 Barrick Common Shares indirectly through P.M. Capital Inc., of which he is the President and sole shareholder. He owns 700,000 Barrick Common Shares directly. Family members of Mr. Peter Munk own 1,600 Barrick Common Shares (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

(12)	Mr. Sokalsky became a member of the Board of Directors on June 5, 2012. He attended each of the four Board meetings held after that date.

(13)	Mr. Thornton purchased 177,500 Barrick Common Shares on December 19, 2012 with funds received from Barrick as part of his compensation arrangements as Co-Chairman. On December 28, 2012, Mr. Thornton transferred these Barrick Common Shares to family trusts for the benefit of his children and of which his wife is the trustee and has no further beneficial interest in or control or direction over these Barrick Common Shares. These Barrick Common Shares are subject to hold and transfer restrictions until the later of Mr. Thornton’s termination of employment with Barrick and June 30, 2015.

(14)	Mr. Thornton became a member of the Corporate Responsibility Committee on May 2, 2012. He attended each of the two meetings of this Committee held after that date. Mr. Thornton was also a member of the Compensation Committee from May 2, 2012 until his appointment as Co-Chairman on June 5, 2012. He attended the one meeting of this Committee held during this period.

Board and Committee Meetings Held and Overall Attendance Levels in 2012

Below is a summary of attendance by all directors at Board and Committee meetings held during 2012(1). Individual meeting attendance of each nominee proposed for election as director is reported above.

Board/Committee	Number of Meetings	Attendance at all Meetings

Board (regular)	6	99%
Board (special)	3	88%
Audit Committee	5	100%
Compensation Committee	11	89%
Corporate Governance and Nominating Committee	3	100%
Corporate Responsibility Committee	4	93%
Finance Committee	5	100%

Total number of meetings held	37	95%

(1)	Includes Messrs. Regent and Rothschild who ceased to be directors on June 5, 2012 and January 7, 2013, respectively.

Attendance Record in 2012 for Directors Not Standing for Re-Election

Board

Name	Regular	Special
Aaron W. Regent	3 of 3	1 of 1
The Honourable Nathaniel P. Rothschild	6 of 6	3 of 3

3. Appointment of Auditors

The Board of Directors proposes that the firm of PricewaterhouseCoopers LLP be appointed as auditors of Barrick to hold office until the next annual meeting of shareholders and that the Board of Directors be authorized to set the auditors’ remuneration.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Aggregate fees paid to Barrick’s auditors relating to the fiscal years ended December 31, 2012 and 2011 were as follows:

Fees in millions of dollars(1)	2012	2011
Audit Fees(2)	$10.0	$10.0
Audit-related fees(3)	0.6	0.6
Tax compliance and advisory fees	1.1	1.1
All other fees	0.1	0.1

Total	$11.8	$11.8

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.

(2)	The audit fees remained consistent year over year.

(3)	In 2012, audit-related fees primarily related to fees paid for services in connection with the Company’s offering of debt securities of $0.2 million ($0.3 million in 2011) and services relating to required regulatory certifications $0.2 million. Other audit-related fees also included fees for the translation of financial information for regulatory filing purposes ($0.1 million).

The Board of Directors recommends that shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Barrick for the 2013 fiscal year and the authorization of the Board of Directors to set their remuneration.

4. Shareholder Advisory Vote on Approach to Executive Compensation

The Board of Directors has adopted a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” Barrick’s approach to executive compensation through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Management Proxy Circular relating to the 2013 annual meeting of shareholders.”

The “Compensation Discussion and Analysis” section in “Part Five — Report on Executive Compensation” of this Circular discusses Barrick’s compensation philosophy, the objectives of the different elements of Barrick’s compensation programs, and the way performance is assessed and compensation decisions are made. As the gold industry leader, Barrick’s fundamental goal is to maximize value for shareholders. Barrick’s executive compensation policies and procedures are designed to align the interests of executive officers with the short- and long-term interests of shareholders; link executive compensation to the performance of the Company and the individual; leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy; reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills and appropriately considers the Company’s risk profile.

Since this vote is advisory, it will not be binding upon the Board. However, the Board and, in particular, the Compensation Committee will consider the outcome of the vote as part of its ongoing review of executive compensation. The Company plans to hold an advisory shareholder vote on approach to executive compensation on an annual basis.

The Board of Directors recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

PART THREE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines Barrick’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 –Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

As of March 1, 2013, the Board of Directors is comprised of thirteen directors. Mr. Aaron Regent ceased to be a director on June 5, 2012 upon ceasing to be President and Chief Executive Officer of Barrick. Mr. Jamie Sokalsky became a director on June 5, 2012 upon becoming President and Chief Executive Officer of Barrick. Mr. Nathaniel Rothschild resigned as a director on January 7, 2013 due to other time commitments. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance and oversight of an international corporation in the mining industry. It is proposed that 13 directors be elected at the Meeting.

Consistent with the NYSE Standards and National Instrument 58-101, to be considered “independent” the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

Generally, a director will not be deemed to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)	the director, or an immediate family member, has been within the last three years (but no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;

(g)	a director, or an immediate family member, received more than Cdn $75,000 annually in direct compensation from the Company within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on that company’s compensation committee; or

(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to or received payments from the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home.

A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

In addition to the independence requirements set forth above, Barrick’s Code of Business Conduct and Ethics and Corporate Governance Guidelines and the Business Corporations Act (Ontario) specifically address conflict of interest situations involving directors. Pursuant to Barrick’s Code of Business Conduct and Ethics, all Barrick directors are required to act in the best interests of Barrick and to avoid conflicts of interest. Directors may not use their position at Barrick to obtain any improper benefit for themselves. Barrick directors may not serve as officers or directors of, or otherwise be engaged with, a competitor, or potential or actual business partner of Barrick without the prior written approval of the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee. Pursuant to Barrick’s Corporate Governance Guidelines, directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the Business Corporations Act (Ontario) addresses conflicts of interest of a director of an Ontario corporation such as Barrick. Among other things, the Business Corporations Act (Ontario) provides that a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate.

With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that seven of the thirteen individuals nominated for election as directors at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, R.M. Franklin, J.B. Harvey, D. Moyo, and S.J. Shapiro). Five of the individuals who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk, J.C. Sokalsky and J.L. Thornton). One individual who is considered non-independent (A. Munk) is a member of the Chairman’s family. The following table sets out the relationship of director nominees to the Company.

Independence Status of Director Nominees

Name	Management	Independent	Not Independent	Reason for Not Independent Status
Howard L. Beck		✓
C. William D. Birchall	✓		✓	Vice Chairman
Donald J. Carty		✓
Gustavo Cisneros		✓
Robert M. Franklin		✓
J. Brett Harvey		✓
Dambisa Moyo		✓
Brian Mulroney	✓		✓	Senior Advisor, Global Affairs and Chairman of Barrick’s International Advisory Board
Anthony Munk			✓	Member of the Chairman’s family
Peter Munk	✓		✓	Chairman of the Board of Directors
Steven J. Shapiro		✓
Jamie C. Sokalsky	✓		✓	President and Chief Executive Officer
John L. Thornton	✓		✓	Co-Chairman of the Board of Directors

For a list of other principal directorships held by each of the nominees for election at the Meeting, see “Part Two — Business of the Meeting — Election of Directors — Nominees for Election as Directors”.

Interlocking Relationships

As of March 1, 2013, no Barrick director serves together with one or more other Barrick directors on the board of directors of another public company.

Functioning of the Board of Directors

Barrick has an experienced Board of Directors that has made a significant contribution to Barrick’s success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick, and that there are sufficient systems and procedures in place to allow the Board to function independently of management. The Board holds scheduled sessions at each regular meeting of the Board in which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director. Six independent sessions were held during 2012. Mr. Donald Carty is the Lead Director. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors, and assists in maintaining and enhancing the quality of the Company’s corporate governance.

The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular. In February 2013, the Board approved amendments to the Board mandate to reflect the role of the Co-Chairman.

In order to delineate the roles and responsibilities of the Chairman of the Board, Co-Chairman of the Board and the Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions. The responsibilities of the Chairman of the Board include providing leadership and direction to the Board, facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. The responsibilities of the Co-Chairman are consistent with those of the Chairman and also include working with the Chairman and the Chief Executive Officer to develop potential strategic alternatives for the future growth of the Company and driving the overall execution of the Company’s transformational strategy in conjunction with the Chief Executive Officer. The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

The Board has adopted an annual process to evaluate the functioning and effectiveness of the Board, the Committees of the Board and individual directors. As part of such process, Mr. Donald Carty, as Lead Director, conducted interviews with each of the members of the Board using a detailed evaluation questionnaire relating to the performance and effectiveness of the Board, and its Committees and individual directors. The interview covered matters such as the operation of the Board and its Committees, the adequacy of information provided to directors, Board oversight and effectiveness, the Board’s role in evaluating the compensation of management, and strategic direction and process. Directors were also asked to evaluate their own overall performance and effectiveness as directors, as well as the overall performance and effectiveness of their peers. The results of the interviews were reported by the Lead Director to the Corporate Governance and Nominating Committee and to the full Board.

New members of the Board of Directors are provided with the necessary information about the role of the Board of Directors and its Committees and about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board and the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. As part of the continuing education of directors, the Board and the Committees also receive regular presentations from management relating to specific aspects of the Company’s business. In 2012, the Board received presentations from management on various subjects, including Barrick’s key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities.

Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were six regularly scheduled meetings and three special meetings of the Board of Directors during 2012. All of the directors attended all of the meetings of the Board of Directors held in 2012 while they were directors, except for Mr. G. Cisneros who attended six of nine meetings, Mr. S.J. Shapiro who attended eight of nine meetings and Mr. J.L. Thornton who attended eight of nine meetings. For the detailed record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see “Part Two — Business of the Meeting — Election of Directors — Nominees for Election as Directors” beginning on page 5.

Committees of the Board

The Board of Directors has established five Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of each Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick’s website at www.barrick.com.

Audit Committee

The mandate of the Audit Committee requires all members of the Committee to be independent. The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Barrick’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company’s annual and quarterly financial statements and related management’s discussion and analysis and discusses with management the Company’s earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting and the responsibilities and effectiveness of the Company’s internal audit function. The Committee also discusses with management the Company’s processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting. The Committee reviews and discusses with management the Company’s Code of Business Conduct and Ethics, anti-fraud and anti-corruption program and the actions taken to monitor and enforce compliance. In 2012, the Committee approved amendments to Barrick’s Anti-Bribery and Anti-Corruption Policy. In addition, in 2012, the Audit Committee received presentations from management on various subjects, including regulatory developments and the financial controls relating to the Company’s capital projects.

The Committee has direct communication channels with the Company’s internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that Mr. S.J. Shapiro, a member of the Committee, is an “audit committee financial expert” as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as “audit committee financial experts”, however, the Board has only made the specific determination in respect of Mr. Shapiro.

The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com. The Committee has set a hiring policy for employees or former employees of the external auditors. Under the hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in or established pursuant to Section 206 of the Sarbanes-Oxley Act of 2002.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of management, the head of internal audit and the external auditors and separately as a committee. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors to the Committee, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee and review the Committee’s mandate annually.

The Audit Committee is comprised entirely of independent directors (D.J. Carty, R.M. Franklin, D. Moyo and S.J. Shapiro). Dr. D. Moyo became a member of the Committee on May 2, 2012. There were five meetings of the Audit Committee in 2012. All of the members of the Committee attended all of the meetings held in 2012 while they were members.

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies.

For additional information regarding the Committee, including the text of the Committee’s mandate which is also posted on Barrick’s website at www.barrick.com, please refer to the “Audit Committee” section of the Company’s Annual Information Form which is available on Barrick’s website at www.barrick.com, SEDAR at www.sedar.com and the SEC’s website at www.sec.gov.

Compensation Committee

The mandate of the Compensation Committee requires all members of the Committee to be independent and provides that no more than one-third of the Committee’s members may be an active chief executive officer with any publicly-traded entity. In addition, the Company’s Chief Executive Officer is not involved in decisions related to appointments of Compensation Committee members. The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. For a description of the composition, role and responsibilities of the Compensation Committee, see “Part Five — Report on Executive Compensation — Composition and Role of the Compensation Committee” beginning on page 31.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of management. The Committee’s mandate provides that the Committee has the sole authority to retain or obtain the advice of compensation consultants, external legal counsel or other advisers, after taking into consideration all factors relevant to the adviser’s independence from management. The Committee is directly responsible for the selection, compensation and oversight of the advisers it retains. As provided in the Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually. In 2012, the Committee approved amendments to its mandate to reflect new rules of the SEC rules and NYSE Standards with respect to the independence of compensation committee advisers.

In 2012, the Committee also approved amendments to the executive long-term incentive program, share ownership requirements applicable to all officers of the Corporation, an officers’ deferred share unit plan, and amended change-in-control severance arrangements for officers. In 2012, the Committee received various presentations from its independent compensation consultant, as well as management, including on governance and regulatory developments and executive compensation trends. For a summary of the Compensation Committee’s key activities for 2012, see “Part Five — Report on Executive Compensation — Composition and Role of the Compensation Committee — 2012 Compensation Committee Key Activities” on page 32.

The Compensation Committee is comprised entirely of independent directors (G. Cisneros, J.B. Harvey and S.J. Shapiro). Only Mr. J.B. Harvey is a chief executive officer of a publicly-traded entity, being Chairman, President and Chief Executive Officer of CONSOL Energy Inc. Mr. D.J. Carty was a member and Chairman of the Committee until July 25, 2012. Mr. J.L. Thornton was a member of the Committee from May 2, 2012 until his appointment as Co-Chairman on June 5, 2012. Mr. G. Cisneros ceased to be a member of the Committee on May 2, 2012 and was reappointed to the Committee on July 25, 2012. Mr. Harvey became Chair of the Committee on July 25, 2012. There were 11 meetings of the Committee in 2012. All of the Committee members attended all of the meetings of the Committee while they were members of the Committee, except for Mr. Carty, who attended four of six meetings; Mr. Cisneros, who attended eight of nine meetings; and Mr. Shapiro, who attended 10 of 11 meetings.

Corporate Governance and Nominating Committee

The mandate of the Corporate Governance and Nominating Committee requires all members of the Committee to be independent. The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee’s mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick’s response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions following regularly scheduled Committee meetings, during which the members of the Committee meet in the absence of management. The Committee’s mandate grants it sole authority to retain and terminate legal or other advisors to the Committee, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm’s fees and other retention terms. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee and review its mandate annually.

The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee reviews Barrick’s corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its Committees and individual directors, and reviews Barrick’s Corporate Governance Guidelines. The Committee has adopted a majority voting policy in respect of annual shareholder meetings. See “Part Two — Business of the Meeting — Election of Directors — Majority Voting” on page 5.

In 2012 and early 2013, the Committee approved an amended mandate of the Board of Directors, revisions to the Code of Business Conduct and Ethics, and a travel expense policy for non-management directors. The Committee also received various presentations from management, including on governance and regulatory developments.

The Corporate Governance and Nominating Committee is comprised entirely of independent directors (H.L. Beck, R.M. Franklin and D. Moyo). There were three meetings of the Committee held in 2012, and all of the members of the Committee attended all of the meetings held in 2012.

Corporate Responsibility Committee

The purpose of the Corporate Responsibility Committee is to review Barrick’s corporate social responsibility, environmental, health and safety policies and programs; to oversee Barrick’s corporate social responsibility and environmental, health and safety performance; to monitor current and future regulatory issues relating to environmental, health and safety matters; and to make recommendations, where appropriate, on significant matters in respect of environmental, health and safety, and corporate social responsibility matters to the Board. The Committee holds regular in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee and review its mandate annually.

In 2012, the Committee received presentations from management on the Company’s corporate social responsibility programs, environmental performance and initiatives, reclamation and closure costs, safety and health performance and initiatives, permitting and government approvals at the Company’s development projects, security matters and regulatory developments.

The Committee is comprised of one independent director (D. Moyo) and two non-independent directors (C.W.D. Birchall and J.L. Thornton). Mr. J.L. Thornton became a member of the Committee on May 2, 2012. Mr. J.B. Harvey ceased to be a member of the Committee on July 25, 2012. Mr. C.W.D. Birchall became Chair of the Committee on July 25, 2012. The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the Committee are considered by the full Board of Directors. There were four meetings of the Corporate Responsibility Committee during 2012. All of the members of the Committee attended all of the meetings held in 2012 while they were members, except for Dr. D. Moyo who attended three of the four meetings.

Finance Committee

The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate. The Committee holds in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee and review its mandate annually.

In 2012, the Committee received regular presentations from management on the gold, copper, and financial markets and the Company’s financial risk management programs and liquidity profile.

The Finance Committee is comprised of one independent director (H.L. Beck) and two non-independent directors (C.W.D. Birchall and A. Munk). The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the Committee are considered by the full Board of Directors. Mr. N.P. Rothschild ceased to be a member of the Committee upon his resignation from the Board of Directors on January 7, 2013. There were five meetings of the Finance Committee during 2012. All of the members of the Committee attended all of the meetings held in 2012.

Corporate Governance Guidelines

The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set out a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirement for directors of 75% of all Board and Committee meetings; minimum share ownership requirements for directors; and a retirement age for directors of 72 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve as a director of Barrick. Directors are permitted to serve as directors on boards of other organizations so long as such directorships do not create a conflict of interest with their duties as a director. Directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards. A copy of the Corporate Governance Guidelines is posted on Barrick’s website at www.barrick.com, and a shareholder may request a printed copy.

Barrick’s Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. All the directors attended the 2012 annual meeting of shareholders, except Mr. G. Cisneros who was unable to attend due to a previously scheduled engagement.

Code of Business Conduct and Ethics

Barrick has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; anti-corruption; human rights; financial controls and records; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects Barrick personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising concerns or questions regarding ethics or Code matters in good faith.

Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. All supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code, and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management. Barrick has also implemented an on-line component to its Code of Business Conduct and Ethics training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

The Code of Business Conduct and Ethics is posted on Barrick’s website at www.barrick.com, and a shareholder may request a printed copy.

Shareholder Communications

Barrick has procedures in place to provide for effective communications with its shareholders. Barrick’s management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about Barrick to its shareholders, the financial community, and the public.

Shareholders and other interested parties may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

As Barrick’s activities expanded internationally, the Board of Directors determined that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geopolitical and other strategic issues affecting the Company. The International Advisory Board meets annually, and its members make themselves available regularly for consultation and assistance with specific matters. The current members of the International Advisory Board are set forth in Barrick’s 2012 Annual Report.

PART FOUR

REPORT ON DIRECTOR COMPENSATION AND

EQUITY OWNERSHIP

The Compensation Committee reviews Barrick’s non-management director compensation arrangements each year to ensure that they are reasonable in light of the time commitments required from directors and to align directors’ interests with those of shareholders. Director compensation is considered in the context of the overall stewardship and governance of the Company. Directors who are not officers or employees of Barrick or any of its subsidiaries are compensated for their services as directors through various retainers. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick. In February 2013, the Board of Directors approved a travel expense policy for non-management directors, which provides for reimbursement of reasonable travel expenses, including air travel to and from the location of the Board meetings or business as well as local travel, accommodation, meals and other reasonable incidental expenses directly related to carrying out duties as directors of Barrick.

Remuneration

In 2012, non-management directors received the following annual remuneration for their services as directors:

Director retainer	$200,000 per year
Audit Committee chair retainer	$25,000 per year
Other Committee chair retainer	$15,000 per year
Audit Committee member retainer	$3,000 per year
Lead Director retainer	$30,000 per year

In 2012, Messrs. Birchall, Mulroney, Peter Munk and Sokalsky received compensation as officers or employees of the Company and did not receive additional compensation for their service as directors. Mr. Thornton received compensation as a director from February 15, 2012 to June 5, 2012, and compensation as the Co-Chairman of Barrick from June 6, 2012. For additional details of Messrs. Peter Munk, Thornton and Sokalsky’s compensation for the year ended December 31, 2012, please see “Part Five — Report on Executive Compensation — Compensation of Named Executive Officers” on page 59.

Directors’ Equity Awards

Deferred Share Unit Plan

Pursuant to Barrick’s Directors’ Deferred Share Unit Plan, directors are required to receive a portion of their annual retainer in the form of Deferred Share Units (DSUs). The purpose of the DSU Plan is to assist the Company in attracting, retaining and motivating qualified individuals to serve as members of the Board and to promote a greater alignment of interests between eligible directors and our shareholders. DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. Directors are required to receive 55% of their annual director retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. DSUs vest immediately upon grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

Directors’ Stock Options

Non-management directors of the Company have not received options to acquire Barrick Common Shares since May 2003. The Stock Option Plan (2004) specifically excludes directors who are not officers or employees of the Company from receiving options under that plan. Messrs. Birchall, Mulroney, Peter Munk, Sokalsky and Thornton receive compensation as officers or employees of Barrick and are eligible to participate in the Company’s stock option plans. Messrs. Cisneros and Rothschild received options in their capacity as members of the International Advisory Board prior to their becoming members of the Board. Stock options do not count toward the directors’ share ownership requirements outlined under “— Director Share Ownership Requirement”.

Individual Director Compensation

The following table shows the amounts, before withholdings, that each director, other than Messrs. Peter Munk, Thornton and Sokalsky, received in cash, DSUs and all other compensation during 2012. Compensation for Messrs. Peter Munk, Thornton, and Sokalsky is disclosed in the “Summary Compensation Table” for the Named Executive Officers on page 59.

Director Compensation Table(1) Year Ended December 31, 2012

Name (a)	Fees Earned(2) (b)	Share- Based Awards(2) (c)	Option- Based Awards(3) (d)	All Other Compensation (e)	Total Compensation (f)
Howard L. Beck	$90,000	$110,000	Nil	Nil	$200,000
William Birchall(4)	Nil	Nil	Nil	$605,527	$605,527
Donald J. Carty(5)	$131,519	$110,000	Nil	Nil	$241,519
Gustavo Cisneros	$90,000	$110,000	Nil	Nil	$200,000
Peter A. Crossgrove(6)	$36,495	$37,170	Nil	Nil	$73,665
Robert M. Franklin(7)	$108,000	$110,000	Nil	Nil	$218,000
J. Brett Harvey(8)	$99,994	$110,000	Nil	Nil	$209,994
Dambisa Moyo(9)	$91,995	$110,000	Nil	Nil	$201,995
Brian Mulroney(10)	Nil	Nil	$386,411	$2,075,068	$2,461,479
Anthony Munk	$90,000	$110,000	Nil	Nil	$200,000
Nathaniel P. Rothschild(11)	$90,000	$110,000	Nil	Nil	$200,000
Steven J. Shapiro(12)	$115,000	$110,000	Nil	Nil	$225,000

(1)	Compensation to non-management directors is paid in U.S. dollars. Compensation to Mr. Birchall and Mr. Mulroney is primarily paid in Canadian dollars. 2012 compensation paid in Canadian dollars to Mr. Birchall and Mr. Mulroney as described in footnotes 4 and 10 respectively has been converted to U.S. dollars at the average annual exchange rate for 2012 reported by the Bank of Canada (0.9996) in the table.

(2)	Figures in the Fees Earned column reflect directors’ fees that may be taken in the form of cash or DSUs. Figures in the Share-Based Awards column reflect amounts that must be taken in the form of DSUs. Messrs. Beck, Carty, Cisneros, Crossgrove, Anthony Munk and Rothschild elected to receive 100% of the annual retainer in DSUs. See the table entitled “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2012” on page 27 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors in 2012.

(3)	The figures in this column reflect the grant date fair value of options granted to directors for 2012 as approved by the Compensation Committee and are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the day preceding the date of grant, i.e. February 11, 2013: 1.0043. In February 2013, Mr. Mulroney received a grant of 50,000 options in recognition of his increased role and responsibilities with the Company and his distinctive contribution to Barrick’s continued success. The option grant was made under the Stock Option Plan (2004). Options were granted at an exercise price of $32.30, the closing price of Barrick Common Shares on the New Stock Exchange on February 11, 2013, the day preceding the date of grant. For details on the methodology used to calculate the fair value of this stock option award on the grant date, see the discussion of this methodology beginning on page 63 following the Summary Compensation Table in “Part Five — Report on Executive Compensation — Compensation of Named Executive Officers”. See the “Part Five — Report on Executive Compensation — Compensation Discussion and Analysis — Components of Executive Compensation — Long-Term Incentives — Stock Options” on page 47 and “Part Six — Other Information — Equity Compensation Plan Information” on page 75 for further detail on the Stock Option Plan (2004).

(4)	Mr. Birchall received a salary of Cdn $600,000 and a parking benefit of Cdn $5,285 as Vice Chairman of Barrick as disclosed under “All Other Compensation” in the table above.

(5)	Mr. Carty received a fee of $30,000 for his role as Lead Director, a prorated fee of $8,519 for his role as Chairman of the Compensation Committee from January 1, 2012 to July 25, 2012, and a fee of $3,000 for his membership on the Audit Committee.

(6)	Mr. Crossgrove received a prorated fee of $67,582 as a member of the Board from January 1, 2012 to May 2, 2012, $50,000 of which he received in the form of DSUs reflecting fees for his services from January 1, 2012 to March 31, 2012, with the remainder paid in cash. He received a prorated fee of $5,069 for his role as Chairman of the Corporate Responsibility Committee from January 1, 2012 to May 2, 2012, and a prorated fee of $1,014 for his membership on the Audit Committee from January 1, 2012 to May 2, 2012. Mr. Crossgrove retired from the Board on May 2, 2012.

(7)	Mr. Franklin received a fee of $15,000 for his role as Chairman of the Corporate Governance Committee and $3,000 for his membership on the Audit Committee.

(8)	Mr. Harvey received a prorated fee of $3,492 for his role as Chairman of the Corporate Responsibility Committee from May 2, 2012 to July 25, 2012, and a prorated fee of $6,502 for his role as the Chairman of the Compensation Committee from July 25, 2012 to December 31, 2012.

(9)	Dr. Moyo received a prorated fee of $1,995 for her membership on the Audit Committee from May 2, 2012 to December 31, 2012.

(10)	Mr. Mulroney is also Senior Advisor, Global Affairs of Barrick. Mr. Mulroney acts as an ambassador for Barrick and advances Barrick’s interests in various areas, including North America, South America, Africa and Asia. He is also Chairman of Barrick’s International Advisory Board. In 2012, Mr. Mulroney received an annual salary of Cdn $1,000,000, a bonus of Cdn $1,000,000, perquisites including a car lease and the related operating taxable benefit (Cdn $33,248), payments to Cansult Communications for secretarial and other services (Cdn $25,990), and payments to personnel for work with Barrick’s International Advisory Board (Cdn $15,000) as disclosed under “All Other Compensation” in the table above. Mr. Mulroney’s 2012 bonus was awarded in recognition of his successful efforts to enhance Barrick’s relationships with heads of state, other senior officials and stakeholders in countries of critical importance to Barrick. He is eligible for reasonable reimbursable expenses and participation in Barrick’s stock option plan. Mr. Mulroney is also a senior partner of Norton Rose Canada LLP, a law firm which from time to time provides legal services to Barrick.

(11)	Mr. Rothschild ceased to be a director on January 7, 2013.

(12)	Mr. Shapiro received a fee of $25,000 for his role as Chairman of the Audit Committee.

The following table provides information for all stock options exercised by directors, other than Messrs. Peter Munk, Thornton and Sokalsky, during the year ended December 31, 2012. For information on stock options exercised by Messrs. Peter Munk, Thornton and Sokalsky, see page 64.

Aggregate Option Exercises During Financial Year Ended December 31, 2012

Name	Common Shares Acquired on Exercise	Aggregate Value Realized
Nil	Nil	Nil

The following table provides information for all stock option awards and unvested share-based awards outstanding as at December 31, 2012 for directors other than Messrs. Peter Munk, Thornton and Sokalsky, whose awards are disclosed in “Part Five — Report on Executive Compensation — Compensation of Named Executive Officers — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” on page 65. Options were granted to Mr. Birchall and Mr. Mulroney in their capacity as an officer and employee of Barrick, respectively, and to Mr. Cisneros and Mr. Rothschild, in their capacity as members of the International Advisory Board prior to their being elected as Directors.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards Year Ended December 31, 2012

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(3)	Option Expiration Date	Value of Unexercised In-the-Money Options or Similar Instruments(4)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share Awards that have not Vested	Market Value of Share Awards that have Vested but not Paid Out(5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Howard L. Beck							$1,343,824

William Birchall
Options: 07/30/2008 grant date	200,000	$42.58	7/29/2015	$0			$142,876

Donald J. Carty							$1,052,121

Gustavo Cisneros
Options: 5/2/2003 grant date	100,000	$22.19	5/1/2013	$1,281,000			$1,331,150

Peter A. Crossgrove							Nil

Robert M. Franklin							$574,514

J. Brett Harvey							$583,862

Dambisa Moyo							$159,155

Brian Mulroney
Options: 12/8/2003 grant date	25,000	$29.75	12/7/2013	$131,250			Nil

Anthony Munk							$946,320

Nathaniel P. Rothschild
Options: 07/30/2008 grant date	50,000	$42.58	7/29/2015	$0			$413,433

Steven J. Shapiro							$657,383

(1)	The amounts shown in the table above for each of the directors as at December 31, 2012 include each stock option grant outstanding. Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(2)	Non-management directors are also awarded DSUs, which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2012” table below for information on the DSUs awarded to directors in 2012.

(3)	The exercise price is the closing price of Barrick Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. For options denominated in Canadian dollars (2003 grants), the exercise price reflects the closing price of Barrick Common Shares on the Toronto Stock Exchange converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2012 (0.9949).

(4)	For options denominated in U.S. dollars (grants beginning in 2004), the closing share price used to value the options is based on the closing price of Barrick Common Shares on the New York Stock Exchange as at December 31, 2012 ($35.01). For options denominated in Canadian dollars (grants prior to 2004), the in-the-money value was calculated in Canadian dollars based on the closing price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2012 (Cdn $34.82), converted to U.S. dollars based on the Bank of Canada noon rate of exchange as at December 31, 2012 (0.9949). A Nil value was attributed to Mr. Birchall’s 200,000 unexercised options and Mr. Rothschild’s 50,000 unexercised stock options as the exercise price is higher than the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2012.

(5)	The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2012 based on the closing price of Barrick Common Shares on the New York Stock Exchange on such date ($35.01).

The following table provides information for each of the directors (other than Messrs. Peter Munk, Thornton and Sokalsky, whose awards are disclosed in “Part Five — Report on Executive Compensation — Compensation of Named Executive Officers — Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2012” on page 67) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2012

Name (a)	Option-Based Awards – Value During the Year on Vesting(1) (b)	Share-Based Awards – Value During the Year on Vesting(2) (c)	Non-equity Incentive Plan Compensation – Payout During the Year (d)
Howard L. Beck(3)	Nil	$226,044	Nil
William Birchall(4)	$0	$3,024	Nil
Donald J. Carty(5)	Nil	$219,871	Nil
Gustavo Cisneros(6)	Nil	$225,775	Nil
Peter A. Crossgrove(7)	Nil	$66,851	Nil
Robert M. Franklin(8)	Nil	$120,842	Nil
J. Brett Harvey(9)	Nil	$121,039	Nil
Dambisa Moyo(10)	Nil	$112,053	Nil
Brian Mulroney	Nil	Nil	Nil
Anthony Munk(11)	Nil	$217,633	Nil
Nathaniel P. Rothschild(12)	$0	$206,357	Nil
Steven J. Shapiro(13)	Nil	$122,595	Nil

(1)	The value that would have been realized from options on vesting is determined by multiplying the portion of each option grant that vested on July 30, 2012 by the difference between the closing price of Barrick Common Shares on the New York Stock Exchange on the vesting date ($33.06) and the exercise price of the option ($42.58).

(2)	The figures shown represent all DSUs awarded and vested in 2012. Messrs. Beck, Carty, Cisneros, Crossgrove, Anthony Munk, and Rothschild elected to receive 100% of the Director retainer in DSUs, while Messrs. Franklin, Harvey, and Shapiro and Dr. Moyo elected to receive the mandated portion of the Board retainer (55%) in DSUs. The value of DSUs that vested in 2012 is determined by multiplying the number of DSUs that vested by the closing price of Barrick Common Shares on the New York Stock Exchange on the applicable date of vesting.

(3)	Mr. Beck’s share-based awards include 5,177 DSUs and 667 DSU dividend equivalents.

(4)	50,000 of Mr. Birchall’s 200,000 options granted in 2008 became exercisable on July 30, 2012. A $0 value was attributed to Mr. Birchall’s 50,000 exercisable options as the exercise price is higher than the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2012. Mr. Birchall’s share-based awards include 77 DSU dividend equivalents.

(5)	Mr. Carty’s share-based awards include 5,177 DSUs and 509 DSU dividend equivalents.

(6)	Mr. Cisneros’ share-based awards include 5,177 DSUs and 660 DSU dividend equivalents.

(7)	Mr. Crossgrove retired from the Board on May 2, 2012, and his 2012 share-based awards are reflective of the DSUs awarded for his partial year services until his date of retirement. Mr. Crossgrove received 100% of the director retainer for his services from January 1, 2012 to March 31, 2012 in the form of DSUs. His final director retainer payment for his services from April 1, 2012 to May 2, 2012 was paid in cash. Mr. Crossgrove’s share-based awards include 1,253 DSUs and 430 DSU dividend equivalents.

(8)	Mr. Franklin’s share-based awards include 2,847 DSUs and 277 DSU dividend equivalents.

(9)	Mr. Harvey’s share-based awards include 2,847 DSUs and 283 DSU dividend equivalents.

(10)	Dr. Moyo’s share-based awards include 2,847 DSUs and 53 DSU dividend equivalents.

(11)	Mr. A. Munk’s share-based awards include 5,177 DSUs and 452 DSU dividend equivalents.

(12)	12,500 of Mr. Rothschild’s 50,000 options granted in 2008 became exercisable on July 30, 2012. A $0 value was attributed to Mr. Rothschild’s 12,500 exercisable options as the exercise price is higher than the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2012. Mr. Rothschild ceased to be a director on January 7, 2013. Mr. Rothschild’s share-based awards include 5,177 DSUs and 164 DSU dividend equivalents.

(13)	Mr. Shapiro’s share-based awards include 2,847 DSUs and 322 DSU dividend equivalents.

Director Share Ownership Requirement

Barrick has a minimum share ownership requirement for directors, under which directors are required to own Barrick Common Shares or DSUs having a value established by the Board. The current minimum share ownership requirement for directors is a value equivalent to three times the annual director retainer paid to non-management directors, i.e., $600,000, to be achieved within five years from the date the individual became a director. In February 2013, the Compensation Committee approved a new share ownership requirement for the Chairman, Co-Chairman and Vice Chairman to own a minimum value of Barrick Common Shares equivalent to four times their annual pre-tax salaries, to be achieved within three years from the date of appointment. Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement.

All of Barrick’s non-management directors, except Dr. Moyo who joined the Board in 2011, and Messrs. Birchall and Mulroney currently meet the minimum share ownership requirements. Share ownership for Messrs. Peter Munk (Chairman), Thornton (Co-Chairman) and Sokalsky (President and Chief Executive Officer) are disclosed under “Part Five — Report on Executive Compensation — Compensation Discussion and Analysis — Share Ownership Requirements” for Named Executive Officers on page 52. The table below sets forth in respect of all other directors, as at December 31, 2012, the number of Barrick Common Shares owned by each director, the number of DSUs and RSUs held by each director, and the value of each director’s holdings as a multiple of the annual director retainer (i.e., $200,000) or annual salary in the case of Mr. Birchall. The total value of Barrick Common Shares, DSUs and RSUs is the amount each director has at stake in the Company as at December 31, 2012.

Share Ownership Position of Barrick Directors as of December 31, 2012

Director (a)	Year (b)	Number of Common Shares (c)	Number of DSUs(1) (d)	Total Number of Common Shares and DSUs (e)	Total Value of Common Shares and DSUs(2) ($) (g)	Number of RSUs Subject to Vesting (f)	Total Value of RSUs Subject to Vesting ($) (h)	Value as Multiple of Retainer or Annual Salary(3) (i)	Share Ownership Requirement Met (✓) (j)
Howard L. Beck	2012	169,144	38,384	207,528	$7,265,555	—	—	36.3x	✓
William Birchall(4)	2012	395,220	4,081	399,301	$13,979,528	—	—	23.3x	✓
Donald J. Carty	2012	10,000	30,052	40,052	$1,402,221	—	—	7.0x	✓
Gustavo Cisneros	2012	—	38,022	38,022	$1,331,150	—	—	6.7x	✓
Robert M. Franklin	2012	35,958	16,410	52,368	$1,833,404	—	—	9.2x	✓
J. Brett Harvey	2012	5,500	16,677	22,177	$776,417	—	—	3.9x	✓
Dambisa Moyo(5)	2012	—	4,546	4,546	$159,155	—	—	0.8x
Brian Mulroney(4)	2012	20,000	—	20,000	$700,200	—	—	3.5x	✓
Anthony Munk	2012	5,000	27,030	32,030	$1,121,370	—	—	5.6x	✓
Nathaniel P. Rothschild(6)	2012	48,000	11,809	59,809	$2,093,913	—	—	10.5x	✓
Steven J. Shapiro	2012	3,000	18,777	21,777	$762,413	—	—	3.8x	✓

(1)	The Director DSU Plan came into effect on July 1, 2003. Directors who are also employees of Barrick or any of its subsidiaries are not eligible to receive DSUs under the DSU Plan. Mr. Birchall was appointed Vice Chairman of Barrick on July 8, 2005. Since September 1, 2005, Mr. Birchall has not received DSUs as compensation; however, additional DSUs are credited to the DSUs Mr. Birchall held prior to September 1, 2005 to reflect dividends paid on Barrick Common Shares.

(2)	The values of Barrick Common Shares and DSUs are based on the closing price of Barrick Common Shares on the New York Stock Exchange as at December 31, 2012 ($35.01).

(3)	In February 2013, the share ownership requirement for the Chairman, Co-Chairman and Vice Chairman of Barrick was increased from three times the annual retainer paid to non-management directors to four times annual pre-tax salary to be achieved three years from the date of appointment. The minimum share ownership requirement for Mr. Birchall, who currently serves as the Vice Chairman of Barrick, is equivalent to Cdn $2,400,000. As at December 31, 2012, Mr. Birchall’s share ownership represents 23.3 times his annual salary of Cdn $600,000.

(4)	Messrs. Birchall and Mulroney received compensation as an officer and employee of Barrick, respectively, and did not receive an annual retainer or other additional compensation for serving as directors.

(5)	Dr. Moyo joined the Board on April 27, 2011 and has until April 26, 2016 to meet the director share ownership requirement.

(6)	Mr. Rothschild ceased to be a director on January 7, 2013.

PART FIVE

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee Report

As the gold industry leader, Barrick’s fundamental goal is to maximize value for shareholders. In serving this goal, Barrick’s approach to executive compensation is designed around the following objectives:

•	Align the interests of executive officers with the short- and long-term interests of shareholders;

•	Link executive compensation to the performance of both the Company and the individual;

•	Emphasize variable compensation to reinforce pay for performance through achievement of key business imperatives and execution of strategy;

•	Reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and

•

Compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining exceptional talent, and appropriately considers the Company’s risk profile.

The Company seeks to achieve these objectives through three key compensation components: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. Barrick’s success ultimately requires a balance of focus on shorter-term financial and operating results and longer-term investments; therefore, the Company generally awards more than half of target total direct compensation to executive officers in the form of long-term incentives. Additionally, more than three quarters of the target total direct compensation is performance-based, which ties total direct compensation directly to critical business imperatives and to Company performance.

Barrick annually reviews its executive compensation programs and practices to ensure appropriate alignment with the long-term success of the Company and to stay current with emerging executive compensation trends and best practices. A comprehensive review of Barrick’s executive compensation programs and practices was completed in 2012. To strengthen the alignment between pay and performance, Barrick increased the percentage of long-term incentives granted in the form of Performance Restricted Share Units (PRSUs) from 25% to 50% and proportionately reduced the percentage of stock options granted to the senior executives. Barrick’s PRSU program for 2012 retains relative total shareholder return as a performance metric and adds two new performance metrics, namely, adjusted free cash flow and adjusted earnings before interest, tax, depreciation and amortization in support of the Company’s strategic priorities. To monitor and manage compensation-related risks, the Company has programs designed to mitigate potential risks which are further described on page 36. The Company remains committed to implementing a clawback policy on executive compensation once the requirements of the NYSE Standards are finalized.

The year 2012 was one of leadership renewal as Barrick appointed a new President and Chief Executive Officer and a Co-Chairman of the Board of Directors. Revenues grew to $14.55 billion, however, Barrick recorded a net loss of $0.67 billion due primarily to an impairment charge on the copper business unit, higher gold and copper cost of sales, lower gold sales volumes and lower realized copper prices. Adjusted net earnings of $3.83 billion(1) were the second highest in the Company’s history, and full year 2012 operating cash flow of $5.44 billion was a Company record. The Company’s Pueblo Viejo mine was completed within budget and schedule guidance and achieved commercial production in January 2013. In 2012, Barrick doubled and upgraded the measured and indicated gold resource at the Goldrush deposit in Nevada and replaced proven and probable gold reserves for the seventh straight year. Challenges in 2012 included set backs on schedule and costs at the Pascua-Lama project and reduced copper resources and higher costs at the Lumwana mine. To address these challenges, the executive team implemented a renewed focus on disciplined capital allocation, including a program to optimize the Company’s portfolio of assets. The executive team also implemented risk mitigating strategies which included undertaking a number of initiatives to improve site performance, reviewing life of mine plans, strengthening the project management structure, and conducting a comprehensive review of Barrick’s project pipeline and deferring capital expenditures for projects that do not currently generate the required risk-adjusted rate of return. We believe that the executive team has made important progress in support of these efforts and are confident that the executive team will continue to improve operational performance, bring renewed rigor to disciplined capital allocation and deliver sustainable competitive returns to shareholders.

The Compensation Committee has taken into consideration corporate performance, on an absolute and relative basis, and individual performance, in determining executive compensation for 2012. Annual performance incentive awards were set at

(1)	Adjusted net earnings is a non-GAAP financial measure. See the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2012.

75% of target levels in alignment with the 2012 Company performance scorecard and in recognition of the challenges faced by Barrick in 2012 as well as the lower than anticipated total shareholder returns. Details of the 2012 annual performance incentive awards are discussed under “— Compensation Discussion and Analysis — Components of Executive Compensation — Annual Performance Incentive” beginning on page 39. Long-term incentive awards for 2012 were granted at 450% of base salary for Mr. Sokalsky, 325% of base salary for Mr. Dushnisky, and 325% of base salary for Mr. Al-Joundi after taking into account the need to better position the Company in the appropriate labor market for executives with mining expertise. Messrs. Peter Munk and Thornton were awarded special RSU grants for 2012. As part of Barrick’s leadership renewal efforts, special appointment and sign-on grants were made to Messrs. Sokalsky, Dushnisky, Al-Joundi and Thornton, which are further discussed under “— Compensation Discussion and Analysis — Components of Executive Compensation — Long-Term Incentives — Long-Term Incentive Mix” on page 46. In line with Barrick’s renewed focus on disciplined capital allocation and cost containment, Barrick has implemented a base salary freeze for 2013 for most senior executives.

Barrick’s approach to executive compensation is described in greater detail in the following pages of the Compensation Discussion and Analysis. We believe that our approach has been applied in a consistent manner and continues to support our goal of maximizing value for our shareholders.

Respectfully submitted by the Compensation Committee on behalf of the Board of Directors,

J.B. Harvey (Chairman)

G.A. Cisneros

S.J. Shapiro

Composition and Role of the Compensation Committee

The members of the Compensation Committee are J.B. Harvey (Chairman), G.A. Cisneros, and S.J. Shapiro. Mr. D.J. Carty was a member and served as the Chairman of the Compensation Committee from January 1, 2012 to July 25, 2012. Mr. J.B. Harvey became Chairman of the Committee on July 25, 2012. Mr. J.L. Thornton served as a member of the Compensation Committee from May 2, 2012 until his appointment as Co-Chairman on June 5, 2012. Mr. Thornton did not participate in any meetings of the Committee relating to his compensation as Co-Chairman. Mr. G.A Cisneros was a member of the Committee from January 1, 2012 to May 2, 2012 and from July 25, 2012 to December 31, 2012. None of the Compensation Committee members are officers or employees of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101.

Collectively, the Compensation Committee members have extensive compensation-related experience in the natural resources and energy sectors as senior executive officers (past and present) and members of the board of directors and committees of other public corporations. Mr. Harvey, the Chairman of the Compensation Committee, is currently the Chief Executive Officer of CONSOL Energy Inc. and as such draws from his management experience to provide relevant compensation and governance-related insights. Mr. Harvey also serves on the board of a number of energy industry associations as chairman or director. Mr. Shapiro was the Chairman of the Compensation Committee of El Paso Corporation. Mr. Shapiro also has extensive experience from his former executive roles at Burlington Resources Inc. and Vastar Resources Inc. As well, Mr. Shapiro is the Chairman of Barrick’s Audit Committee, which assists in the understanding of the risks considered and interpretation of issues that are relevant to both committee mandates. Mr. Cisneros has extensive experience as the chairman of a large privately-held company. The Board is confident that the Compensation Committee collectively has the knowledge, experience and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

The Compensation Committee’s primary responsibilities include:

•	Reviewing and making recommendations to the Board of Directors with respect to Barrick’s compensation policies and practices;

•

Reviewing the compensation of the Chairman of the Board, the Co-Chairman of the Board, and the Chief Executive Officer, including the determination of the number of stock options, restricted share units (RSUs), and performance restricted share units (PRSUs) to be granted, and recommending such compensation to the independent members of the Board of Directors for approval;

•

Reviewing and approving the compensation of other senior executive officers, including the determination of the number of stock options, RSUs, and PRSUs to be granted, after considering the recommendations of the Chief Executive Officer;

•	Reviewing and making recommendations to the Board related to succession planning with respect to the Chief Executive Officer and other senior executives;

•	Overseeing and approving Barrick’s stock option, RSU, PRSU, and directors’ deferred share unit (DSU) awards;

•	Reviewing and approving corporate goals and objectives for the Chief Executive Officer’s performance;

•	Reviewing and approving the Chief Executive Officer’s recommendations regarding corporate and individual performance goals for other senior executive officers;

•

Assessing the achievement of corporate and individual performance goals of the Chief Executive Officer and other senior executive officers at the end of each year, which determines annual performance awards for these executives;

•	Considering the implications of the risks associated with the Company’s executive compensation programs and practices; and

•	Reviewing the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director.

Compensation Decision-Making Process

The Compensation Committee bases its recommendations on Barrick’s established policies, as well as on the performance of each individual executive and the performance of the Company. Executive compensation is considered in the context of the overall stewardship and governance of the Company. The Chief Executive Officer provides input to the Compensation Committee with respect to the compensation of his direct reports. The Chief Executive Officer also recommends to the Compensation Committee corporate and individual performance goals for his direct reports at the start of the year. The Chief Executive Officer then provides input for the Compensation Committee to consider regarding the achievement of those goals at the end of the year and recommends compensation awards based on the level of achievement. Together with the Compensation Committee’s independent advisor, Towers Watson, the Compensation Committee assesses the appropriateness of compensation recommendations and proposals put forward as part of the decision-making process.

Please refer to “2012 Compensation Committee Key Activities” below for a detailed description of key activities undertaken by the Compensation Committee in 2012, and “— Compensation Discussion and Analysis — Components of Executive Compensation — Annual Performance Incentive — Individual Objectives Performance” on page 43 for a discussion of the process by which individual performance goals and achievements were determined by the Compensation Committee and the Chief Executive Officer.

Talent Management and Succession Planning

Talent management, development and succession plans exist for all senior leadership roles, including the Chief Executive Officer. Senior leadership succession, including for the Chief Executive Officer, is reviewed annually and based on the outcomes of that review, development plans and assignments are adjusted accordingly. Succession plans for senior leadership roles are reviewed with the Compensation Committee and the Board, and the plans are revised based on feedback and guidance provided by the Compensation Committee and the Board.

2012 Compensation Committee Key Activities

The Compensation Committee met 11 times in 2012. In the execution of its mandate, the Compensation Committee focused on a number of key areas relating to human resources and compensation in 2012, including the following:

Executive Compensation

—     Assessed the effectiveness of Barrick’s executive compensation program, which included a comprehensive review of the Company’s compensation philosophy, methodology and program design as compared to its peers to ensure relevancy and effectiveness

—    Reviewed the compensation peer group and determined that no changes were necessary for 2012

—    Reviewed the 2012 corporate and individual executive targets for incentive compensation

—    Reviewed and approved the Officers’ Deferred Share Unit Plan to encourage adoption of a longer-term view to business planning

—     Reviewed and approved retirement compensation arrangements for Mr. Peter Kinver, the Company’s former Chief Operating Officer

—    Reviewed and approved compensation arrangements for the newly appointed and/or promoted executive officers, namely the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Senior Executive Vice President

—    Reviewed and approved compensation arrangements for Mr. Peter Munk, Chairman of the Board, and Mr. John Thornton, Co-Chairman of the Board

—     Reviewed and approved amended change-in-control severance arrangements for the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Senior Executive Vice President

—    Reviewed Barrick’s long-term incentive plan design and implemented amendments to the mix to ensure competitiveness and alignment with the Company’s long-term strategy and assessed plan alternatives for future consideration

—    Reviewed and approved an increase in PRSU grants and a proportionate decrease in stock option grants to executive officers for February 2013 long-term incentive grants in order to better align with governance best practices and the expectations of the Company’s shareholders

—    Reviewed and approved an increase in long-term incentive ranges for senior executives

—    Reviewed 2012 performance highlights and approved vesting of and payouts of the December 2009 PRSU grant

—    Reviewed and approved the severance arrangements for Mr. Aaron Regent, the Company’s former President and Chief Executive Officer

Performance Assessments

—     Assessed the performance of executive officers against corporate financial and operating performance objectives and reviewed pay recommendations for executive officers

—    Reviewed the preliminary 2013 Company performance scorecard for the annual incentive plan

Succession Planning and Leadership Development	— Reviewed succession plans for senior executive officers

Risk Management

—    Reviewed the results of the compensation risk assessment conducted by the Committee’s independent compensation consultant in 2011 and confirmed that Barrick has a balanced approach to managing and mitigating compensation risks

Governance, Compliance and Continuing Education

—     Reviewed and approved changes to the Compensation Committee mandate

—     Reviewed trends and best practices in executive compensation, including regulatory, legislative and governance considerations

—    Expanded minimum share ownership requirements to include non-executive officers in order to broaden the share ownership culture in the Company

—     Reviewed and approved the amended executive change-in-control arrangements to better align with peer practices and governance best practices

—    Reviewed and approved the Report on Director Compensation and Equity Ownership and Report on Executive Compensation, as well as the general approach to compensation disclosure

In February 2013, the Compensation Committee determined that the compensation peer group will be revised to exclude Peabody Energy Corp. for the forthcoming year. The Committee also approved amended share ownership requirements for the Chairman, Co-Chairman and Vice Chairman, short and long-term incentive compensation for officers for 2012, and a 2013 base salary freeze for most of the senior executives in February 2013.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes Barrick’s compensation policies and practices for the Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers of Barrick (collectively referred to as the “Named Executive Officers”) in 2012:

Peter Munk	Chairman of the Board
John L. Thornton	Co-Chairman of the Board
Jamie C. Sokalsky	President and Chief Executive Officer
Kelvin P.M. Dushnisky	Senior Executive Vice President
Ammar Al-Joundi	Executive Vice President and Chief Financial Officer

Barrick Leadership Renewal

Mr. John Thornton was appointed Co-Chairman of Barrick’s Board of Directors, effective June 5, 2012. The responsibilities of the Co-Chairman are consistent with those of the Chairman, Mr. Peter Munk, and also include working with the Chairman and the Chief Executive Officer to develop potential strategic alternatives for the future growth of the Company and driving the overall execution of the Company’s transformational strategy in conjunction with the Chief Executive Officer. Mr. Thornton has a unique depth of experience, skills and knowledge of global business affairs and financial markets through his former role as President of Goldman Sachs and as a director of companies such as Ford Motor Company and HSBC.

During 2012, Barrick appointed a new President and Chief Executive Officer. Former Executive Vice President and Chief-Financial Officer, Mr. Jamie Sokalsky, was appointed President and Chief Executive Officer of Barrick, effective June 5, 2012, replacing Mr. Aaron Regent. Mr. Sokalsky was previously the Chief Financial Officer of Barrick for 13 years. Upon assuming the role of Chief Executive Officer, Mr. Sokalsky established a disciplined capital allocation program, with the objectives of delivering appropriate risk-adjusted returns and maximizing free cash flow generation. In his capacity as Chief Executive Officer, Mr. Sokalsky manages the profitability and growth of the Company through his leadership of the senior executive team. The Chief Executive Officer works collaboratively with the Chairman and the Co-Chairman to develop the strategic direction for the Company, as well as lead the execution of new strategic plans and related financing, investment and acquisition transactions. He provides management updates on strategies, plans and performance against such plans to the Board.

Mr. Ammar Al-Joundi was appointed Executive Vice President and Chief Financial Officer of Barrick, effective July 10, 2012, to succeed Mr. Sokalsky. Mr. Al-Joundi has more than 20 years of experience in corporate finance and banking related to the mining industry, with extensive expertise in capital markets, business strategy, financial controls and mine operations, including 11 years with Barrick in roles such as Senior Vice President, Business Strategy and Capital Allocation, and Senior Vice President, Finance.

Mr. Kelvin Dushnisky, formerly, Executive Vice President, Corporate and Legal Affairs, was appointed Senior Executive Vice President, effective August 7, 2012. In this position, Mr. Dushnisky has global responsibility for government relations, project permitting and approvals, corporate responsibility, investor relations and communications and Barrick Energy Inc.

Compensation Philosophy and Benchmarking

It is the Company’s intention to provide competitive total compensation packages to executive officers in order to ensure senior management is appropriately retained and engaged. The target compensation positioning for Messrs. Sokalsky, Dushnisky and Al-Joundi is between the median and the 75th percentile against the mining peer group. Competitive data is used as general guidance. Actual positioning for select senior executives, including the Named Executive Officers, may be higher than the target positioning due to the criticality of the incumbent’s role and their overall importance in executing Barrick’s business strategy, the overall economic climate and business environment, the intense competition for executive talent in the mining industry, and their potential for future advancement and/or the ability to assume roles of greater responsibility. Barrick’s executive compensation program provides the opportunity for top quartile actual pay when both individual and Company performance are exceptional.

The Committee’s compensation consultant (see “— Compensation Consultant Advice” below) reviews the mining peer group annually with the Committee to ensure that it remains appropriate and reflective of the companies with which Barrick competes for talent and/or capital. The criteria for the mining peer group review have been selected to ensure that the peers are similar to Barrick in size, scope, and complexity of operations. These criteria include:

•	Gold and/or diversified metals mining companies with a concentration in exploration, development, and mining/production;

•	Market capitalization ranging from approximately one-third to three times that of Barrick; and

•	Global reach beyond a company’s home country with operations, in most cases, in several countries and at least two other continents.

The composition of the mining peer group in 2012 is listed below. The mining peer group reflects the fact that while Barrick competes with other gold companies for shareholders, capital and mineral properties, the Company also competes with the broader mining industry for qualified and experienced executives. The composition of the 2012 mining peer group did not change from 2011.

Scope Statistics for 2012 Mining Peer Group

Company	Country	Revenue (Billions) (Most Recently Disclosed FYE)	Market Capitalization (Billions) (Dec. 31, 2012)	Assets (Billions) (Most Recently Disclosed FYE)
Anglo American plc	United Kingdom	$28.8	$42.8	$79.4
AngloGold Ashanti Ltd.	South Africa	$6.4	$11.9	$12.7
BHP Billiton plc	Australia	$72.2	$196.3	$129.3
Cameco Corp.	Canada	$2.3	$7.8	$8.3
Freeport-McMoRan Copper & Gold Inc.	United States	$18.0	$32.5	$35.4
Goldcorp Inc.	Canada	$5.4	$30.0	$31.2
Gold Fields Ltd.	South Africa	$3.5	$8.9	$11.2
Kinross Gold Corporation	Canada	$4.3	$11.1	$14.9
Newmont Mining Corp.	United States	$9.9	$23.1	$29.7
Peabody Energy Corp.	United States	$8.1	$7.1	$15.9
Rio Tinto Ltd.	Australia	$51.0	$110.4	$117.6
Teck Resources Limited	Canada	$10.4	$21.3	$34.8
Xstrata plc	Switzerland	$31.6	$51.6	$83.1
Statistical Distribution
75th Percentile		$30.6	$42.8	$72.4
Median		$9.9	$23.1	$31.2
25th Percentile		$5.4	$11.1	$14.9
Barrick Gold Corporation		$14.5	$35.0	$47.3

The decision to include, keep or eliminate a company from the mining peer group takes into account the need for year-over-year continuity of the mining peer group. For example, six peers were outside the market capitalization range identified above for 2012 (BHP Billiton plc and Rio Tinto Ltd. are above the range, while Cameco Corp., Gold Fields Ltd., Kinross Gold Corp. and Peabody Energy Corp. are below the market capitalization range). With the exception of Peabody Energy Corp., these companies continue to be included in the mining peer group for 2013 to maintain a sufficient number of peers, and the smaller companies help to offset the two larger companies, thus ensuring an overall balance in the size of companies in the mining peer group. While Cameco Corp. is not a gold or diversified metals mining company, it has a concentration in exploration, development, and mining/production, operates in several countries, its market capitalization is reasonably close to the criteria range, and, like Barrick, it is headquartered in North America. In February 2013, the Compensation Committee determined that Peabody Energy Corp. would be eliminated from the mining peer group for 2013 because it is not a gold or diversified metals mining company and its market capitalization falls outside of the criteria range.

For purposes of assessing total direct compensation levels and competitive pay practices and structure for Messrs. Sokalsky, Dushnisky and Al-Joundi in 2012, the Committee’s executive compensation consultant reviewed actual and target compensation data (salary, annual performance incentive, long-term incentives), where available, extracted from publicly available proxy circulars for all 13 peer companies in the mining peer group. The Committee also reviewed market pay data relating to competitive compensation levels for the Chairman and Co-Chairman roles.

Compensation Risk Assessment

In 2012, the Compensation Committee concluded that Barrick has put in place sufficient safeguards to mitigate its risks and that the compensation programs at Barrick would not encourage excessive risk taking. The conclusion was based on the findings from a comprehensive compensation risk assessment completed by the Committee’s independent compensation consultant, Towers Watson, in 2011, which confirmed that Barrick does not have significant risks arising from its current compensation policies and practices that are likely to have a material adverse effect on the organization. The assessment included interviews with key Board and management representatives to a) identify significant risks; b) understand the role of compensation in supporting appropriate risk taking; and c) understand how risk is governed and managed at Barrick.

Key risk-mitigating features in Barrick’s compensation governance processes and compensation structure include:

•

Compensation objectives.  Barrick has formalized compensation objectives, discussed on page 30, over time to help guide compensation decisions and incentive design in an effective pay-for-performance manner.

•

Say on pay.  Barrick implemented a non-binding shareholder advisory vote on executive compensation in 2010, 2011 and 2012. Positive shareholder votes signal that the current approach to executive compensation has been acceptable to Barrick’s shareholders.

•

Application of Compensation Committee discretion.  Current compensation programs allow for discretionary assessment of performance by the Compensation Committee to ensure pay aligns with perceived and actual performance.

•

Annual review of incentive programs.  Each year, Barrick reviews and sets performance measures and targets aligned with the business plan and the Company’s risk profile for the annual performance incentive and long-term incentive compensation to ensure continued relevance and applicability. When new compensation programs are considered, they are stress tested to ensure the payouts would be reasonable within the context of the performance outcomes. In addition, on a periodic basis, Barrick conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, and governance considerations. A comprehensive review of Barrick’s executive compensation programs and practices was completed in 2012.

•

External independent compensation advisor.  On an on-going basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and compensation risk management.

•

Variable compensation mix.  For the Chief Executive Officer and Executive Vice Presidents, a significant portion of target total direct compensation is delivered through variable compensation (annual performance incentive and long-term incentive plan (LTIP)). The majority of the value of target variable compensation is delivered through the LTIP. This mix provides a strong pay-for-performance relationship, while providing a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of long-term sustainability and shareholder value.

•

Incentive plan payouts capped.  The annual performance incentive has a maximum payout cap of two times target. The performance restricted share unit (PRSU) payout factor is also capped at two times target.

•

Share ownership requirement.  The Chairman, Co-Chairman, Chief Executive Officer, Executive Vice Presidents and all other officers of the Company are required to maintain a defined value of share ownership to align their interests with the long-term performance of the organization.

•	Anti-hedging policy. Barrick prohibits officers and directors from hedging equity-based compensation positions in the Company.

In addition to the key risk mitigating features outlined above, Mr. Shapiro, who is a member of the Compensation Committee, is also the Chairman of Barrick’s Audit Committee. His dual committee membership assists with the understanding of the risks considered and interpretation of issues that are relevant to both committee mandates. As part of Barrick’s enterprise risk management process, the Company will continue to monitor and evaluate its compensation programs to ensure that compensation risks, if any, are adequately mitigated.

Overview of 2012 Executive Compensation

In 2012, Barrick’s overall corporate performance was below target, resulting in a rating of 75% of target for the corporate component of the annual performance incentive payout for executive officers. The Board approved a reduction in annual performance incentive payouts for 2012 to reflect the Company’s lower performance.

After taking into account Barrick’s business performance, individual performance and retention challenges, long-term incentive awards made in February 2013 were granted at 450% of base salary, 325% of base salary, and 325% of base salary for Messrs. Sokalsky, Dushnisky and Al-Joundi, respectively. Messrs. Sokalsky, Dushnisky, and Al-Joundi also received special appointment or sign-on grants of stock options and RSUs in 2012.

The proportions of salary, annual performance incentive and long-term incentives for Messrs. Peter Munk and Thornton are different from those of the other Named Executive Officers due to their roles as Chairman of the Board and Co-Chairman of the Board, respectively. Mr. Peter Munk was compensated for his services as Chairman of the Board through salary and a special restricted share unit (RSU) award in recognition of his continued strong leadership of the Board of Directors and the Company. His ownership in the Company (approximately 1.98 million shares) also demonstrates a strong link to Barrick’s share price performance. Following Mr. Thornton’s appointment as Co-Chairman of the Board on June 5, 2012, Mr. Thornton was primarily compensated in 2012 through salary, a discretionary annual performance incentive payment, a special RSU award, as well as a special cash sign-on payment of $11,900,000 in recognition of his unique skills and expertise and contributions for Barrick. The value of his special cash sign-on payment was equivalent to the value of 350,000 Barrick Common Shares on December 18, 2012. Mr. Thornton used all of the net of tax proceeds of this payment to purchase 177,500 Barrick Common Shares. These Barrick Common Shares are held in trust for Mr. Thornton’s children and are subject to a holding period and may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of until the later of (a) Mr. Thornton’s termination of employment with Barrick and (b) June 30, 2015, and as such the financial interest of Mr. Thornton’s family is directly aligned with Barrick’s long-term financial performance.

2012 Named Executive Officer Target Pay Mix (As Percentage of Target Total Direct Compensation)
	Base Salary	Target Annual Incentive	Long-Term Incentives(1)
Peter Munk(2)	Not Applicable	Not Applicable	Not Applicable
John L. Thornton(3)	Not Applicable	Not Applicable	Not Applicable
Jamie C. Sokalsky	15%	19%	67%
Kelvin P.M. Dushnisky	20%	20%	60%
Ammar Al-Joundi	21%	16%	63%

(1)	Represents the midpoint of the applicable long-term incentive range and, for Messrs. Sokalsky, Dushnisky and Al-Joundi, the target pay mix reflects their 2012 annual compensation.

(2)	Mr. Peter Munk does not have a target incentive under the annual performance incentive plan and/or the long-term incentive plan. He did not receive an annual performance incentive for 2012. Mr. Peter Munk received a special RSU award with a value equivalent to Cdn $2,000,000 in recognition of his continued strong leadership of the Board of Directors and the Company.

(3)	Mr. Thornton did not have a target incentive under the long-term incentive plan in 2012. He received a cash sign-on payment of $11,900,000 related to his appointment as the Co-Chairman of the Board in addition to his salary in 2012, and he used all of the proceeds of this special award (net of tax and withholdings) to purchase 177,500 Barrick Common Shares. Additionally, he received a discretionary annual performance incentive award with a value equivalent to his 2012 lump sum base salary payment of $1,420,000, as well as a special RSU award with a value equivalent to Cdn $2,000,000 in recognition of the strong leadership provided to the Board of Directors and the Company during 2012 as Co-Chairman.

Succession Planning and Leadership Development

Barrick’s goal is to develop the strongest global leadership organization in the industry. In 2012, Barrick focused its succession planning efforts on developing a deeper pipeline of technical and leadership talent through the launch of the Touchstone global leadership program for the top three levels of leadership in the organization. The program reinforces the behavioral foundation for all Barrick leaders and the strategic focus for the future. The Company’s leader-led program is targeted to all leadership levels and will continue to be rolled out throughout the organization in 2013 and 2014.

Barrick has focused its succession planning efforts on its most critical talent pools and high potential employees. The Company continues to develop these pools of talent through a broad array of development assignments. In 2012, Barrick filled 90 percent of its open leadership roles with internal candidates from its succession pools. The Company’s retention rates continue to grow steadily, reflecting Barrick’s status as a preferred employer in the mining industry. Barrick’s executive team is highly engaged in the Company’s commitment to attracting, developing and retaining the best talent in the industry.

Overview of Key Compensation Decisions Made in 2012

Key Compensation decisions made in 2012 include the following:

•

Strengthening the performance basis of Barrick’s executive compensation program by modifying the long-term incentive mix for executive officers to comprise 25% stock options, 25% restricted share units (RSUs), and 50% performance restricted share units (PRSUs). For non-executive officers, the long-term incentive mix was revised to comprise 25% stock options, 50% RSUs and 25% PRSUs. For further discussion of the long-term incentives for the executive officers, see “— Components of Executive Compensation — Long-Term Incentives” on page 46

•

Revising the long-term incentive ranges for Messrs. Sokalsky, Dushnisky and Al-Joundi from 200% – 300% of base salary to 400% – 500%, 250% – 350%, and 250% – 350%, respectively, to better align with competitive market compensation levels for comparable positions

•	Changes to the Company performance scorecard for the annual performance incentive plan to strengthen focus and accountability for corporate social responsibility matters

•

Timing for awarding annual performance incentive payouts and long-term incentive grants moved from December to February of each year for all employees, following fiscal year-end and Board approval of financial results

•	Increased share ownership requirements for executive officers and expansion of share ownership requirements to non-executive officers

•	Implementation of an Officers’ Deferred Share Unit Plan for officers, which provides for deferral of annual performance incentive in the form of deferred share units

•	Renewed change-in-control severance agreements

Barrick also made a number of additional adjustments to its executive compensation program in line with the Company’s renewed focus on maximizing shareholder value through a disciplined approach to capital allocation to further strengthen the relationship between pay and performance and to further align Barrick’s programs with competitive practices. These changes include:

•

Implementing adjusted free cash flow (Adjusted FCF) and adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) and return-on-capital metrics in the 2013 Company performance scorecard for the annual performance incentive plan;

•

Refining the peer group for 2012 PRSU awards to include only the seven largest gold mining peers (as defined by market capitalization) to be more directly aligned with Barrick in terms of scale and complexity; and

•	Modifying the terms of 2012 PRSUs, including:

-	Introducing additional performance metrics, namely Adjusted FCF and Adjusted EBITDA, to supplement the three-year relative total shareholder return metric to provide for a more balanced performance evaluation and to reinforce operational and financial priorities

-	Changing the performance weighting of the PRSU program metrics to 25% Adjusted FCF performance, 25% Adjusted EBITDA performance, and 50% relative total shareholder return performance

-	Extending PRSU program eligibility to other members of senior management to allow grants of PRSUs to such individuals and to reinforce accountability for financial and operational performance on a regional and site-level basis

Changes for 2013

For 2013, Barrick will refine the composition of the mining peer group by excluding Peabody Energy Corp. as it is not a gold or diversified metals mining company and its market capitalization falls outside the criteria range.

Barrick has committed to reviewing the following proposals for 2013:

•	Post-vesting holding periods for selected long-term incentive awards for executive officers

•

Continue to conduct a comprehensive review of the existing long-term incentive programs and their mix in the overall compensation package with the goal of strengthening the performance basis and promoting executive ownership over the long-term

•	Implementation of a clawback policy on executive compensation once the requirements of the NYSE Standards are finalized.

Components of Executive Compensation

Base Salary

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling his or her role and responsibilities, and to remain externally competitive. During 2012, Mr. Peter Munk, Chairman of the Board, received a salary increase from Cdn $1,500,000 to Cdn $2,500,000 in recognition of his continued provision of strong leadership and direction to the Board of Directors and the Company. The salary is consistent with the salary of the Co-Chairman of the Board, with whom Mr. Peter Munk is working in close collaboration. Mr. Thornton was appointed as the Co-Chairman on June 5, 2012, and his annual salary was set at US $2,500,000 to reflect his unique depth of experience, skills and knowledge in global business affairs and financial markets and the importance of such experience, skills and knowledge to the development and achievement of the Company’s strategic goals and the future growth and success of the Company.

Mr. Sokalsky’s base salary was increased from Cdn $1,046,000 to Cdn $1,400,000 in connection with his promotion from Executive Vice President and Chief Financial Officer to President and Chief Executive Officer on June 5, 2012. Mr. Dushnisky’s base salary was increased from Cdn $986,000 to Cdn $1,086,000 in connection with his promotion from Executive Vice President, Corporate and Legal Affairs to Senior Executive Vice President on August 7, 2012, and to reflect his increased responsibilities, as well as the strategic importance of such responsibilities to the Company. Mr. Al-Joundi’s base salary was set at Cdn $750,000 pursuant to his appointment as the Executive Vice President and Chief Financial Officer effective July 10, 2012. Commencing January 1, 2013, Mr. Al-Joundi’s base salary will be increased to Cdn $850,000. Mr. Al-Joundi’s salary increase was based on a competitive compensation assessment and is reflective of market pay levels for the peer group and commensurate with the roles and responsibilities of his position. The salary levels for Messrs. Sokalsky, Al-Joundi and Dushnisky are aligned with the Company’s compensation philosophy and competitive market practice. In line with Barrick’s renewed focus on disciplined capital allocation and cost containment, Barrick has implemented a salary freeze for 2013 for most other senior executives of Barrick.

Salaries for Messrs. Peter Munk, Sokalsky, Dushnisky and Al-Joundi are paid in Canadian dollars and converted to U.S. dollars for reporting purposes in the “Summary Compensation Table” at the annual average exchange rate for each year reported by the Bank of Canada. Mr. Thornton’s salary is paid in U.S. dollars.

Annual Performance Incentive

The annual performance incentive is a short-term variable element of compensation constituting approximately 16% to 20% of target total direct compensation. This incentive is intended to link pay to annual performance that will increase shareholder value. The annual performance incentive plan is designed with 60% weighting on the achievement of quantitative and strategic corporate goals captured in an annual Company performance scorecard and 40% weighting on the achievement of specific individual objectives for the year. This design is consistent with the general practices of the mining industry.

Target annual performance incentives for 2012 were set at 120% of base salary for the Chief Executive Officer, 100% of base salary for the Senior Executive Vice President, and 75% of base salary for the Executive Vice President and Chief Financial Officer. Target annual performance incentives for the Chief Executive Officer and Senior Executive Vice President were pro-rated for the 2012 annual performance incentive awards to reflect their respective time in role. Target annual performance incentives for 2013 have been set at 125% of base salary for the Chief Executive Officer and 100% of base salary for the Senior Executive Vice President and Executive Vice President and Chief Financial Officer. Actual awards may be above or below target based on performance outcomes, ranging from 0% of target for poor performance and 200% of target for superior performance. Messrs. Peter Munk and Thornton do not have established target incentives under the annual performance incentive plan.

Corporate Performance Evaluation and Strategic Alignment

Ultimately, Barrick’s vision is to be the world’s best gold mining company by operating in a safe, profitable and socially responsible manner. Barrick has incorporated a number of performance measures that support these objectives to determine the annual performance incentive. These financial, operational, growth and corporate responsibility objectives are determined at or the near the beginning of each year and are based upon key contributors to the successful execution of Barrick’s long-term business strategy going forward.

Share price and capital return are driven by financial results (earnings per share and operating cash flow) and general market conditions and other factors, which are in turn driven by key operating measures (gold and copper production and total cash costs) that are assessed during the performance review. These financial and operating goals are largely driven by execution of the Company’s strategy and strategic imperatives such as mine development, cost management/supply initiatives, reserve performance, corporate development, organizational performance and gold and copper prices. Barrick also has a strong commitment to the environment, health and safety, and community relations and believes that maintaining broad stakeholder support is critical to business sustainability and success. Therefore, measures of community, health, environment, safety and security (collectively referred to as CHESS pillars) are also considered under the annual performance incentive review.

To demonstrate its commitment to responsible mining, Barrick’s goal is to have performance management systems at all of its operating sites, with the aim of establishing consistent performance across all of the Company’s operations, managing social and environmental risks and maintaining broad stakeholder support. In order to increase the profile of performance related to Corporate Social Responsibility, in 2012, Barrick introduced new metrics to assist with a more comprehensive performance evaluation over each of the four CHESS pillars, as follows:

CHESS Pillar	Performance Target
Community Relations

—    Implementation of a social obligation register and a grievance mechanism at every site to ensure that commitments are fulfilled and local stakeholders have an accessible, transparent mechanism to voice their concerns

Health and Safety	— Evaluation of the total reportable injury frequency rate to assess the ongoing effectiveness of Barrick’s Safety and Health Management System

Environment

—     Implementation of the Barrick Environmental Management System and conformance with ISO 14000 certification requirements at each site

—    Reduction in the total number of corporate reportable minor spills and incidents over 2011

Security	— Compliance with Voluntary Principles on Security and Human Rights

In addition to the specific CHESS metrics discussed above, Barrick also evaluates the impact of the Company’s responsible mining practices by way of the Company’s inclusion in the Dow Jones Sustainability World Index.

2012 Corporate Performance Results

The scorecard below provides information about the corporate performance measurement categories, metrics, weightings, target performance goals or range of performance, and actual performance outcomes for the annual performance incentive plan for 2012. For details on the Company’s 2012 results, consolidated financial statements for the year ended December 31, 2012, and management’s discussion and analysis, see Barrick’s Financial Report 2012.

In 2012, Barrick continued to demonstrate prudent execution of its operational goals and reinforced a model for stricter, more disciplined capital allocation to improve shareholder returns and drive the future direction of the Company. For the full year 2012, Barrick reported a net loss of $0.67 billion, including after-tax impairment charges of $4.4 billion primarily related to the Lumwana mine and the copper business unit. Adjusted net earnings of $3.83 billion were the second highest in the Company’s history. Full year 2012 operating cash flow of $5.44 billion was a Company record. Full year 2012 gold production of 7.42 million ounces was within guidance and all-in sustaining cash costs of $945 per ounce and total cash costs of $584 per ounce were slightly above guidance. Full year 2012 copper production of 468 million pounds was lower than anticipated; full year 2012 C1 cash costs of $2.17 per pound and C3 fully allocated costs of $2.97 per pound were higher than anticipated. The Company’s higher cash costs for gold resulted primarily from persistent inflationary and other cost pressures that similarly impacted Barrick’s peers. Despite these cost pressures, Barrick remains the lowest cost senior gold producer. Higher cash costs for copper reflected primarily operational challenges at the Lumwana mine. Management is continuing to progress a number of key initiatives to lower gold and copper production costs.(1)

In 2012, Barrick had a renewed focus on maximizing shareholder value through a disciplined approach to capital allocation based on maximizing risk-adjusted rates of return and free cash flow within the context of the prevailing economic and political environment. The Company conducted a full review of its operations and projects to ensure they meet this objective. In light of the current economic environment and this increased rigor on disciplined capital allocation, the Company determined that various pipeline projects do not currently meet its investment criteria. The Company has cut or deferred approximately $4 billion in previously budgeted capital spending and has recalibrated long-term gold production to a higher quality, more profitable base of eight million ounces by 2016. Barrick has made significant progress in support of its renewed focus on disciplined capital allocation and this will remain a key strategic priority for 2013.

With respect to the Company’s exploration and corporate development performance results in 2012, Barrick doubled and upgraded the measured and indicated gold resource at the Goldrush deposit in Nevada. The Company is also pursuing and actively engaged in realizing opportunities to rationalize its portfolio, including the sale of Barrick Energy and other non-core assets with short mine lives and high operating costs. The Company replaced proven and probable gold reserves for the seventh straight year to an industry-leading 140.2 million ounces at the end of 2012 based on a $1,500 per ounce gold price.(2)

With respect to the Company’s capital projects performance results in 2012, the Company’s Pueblo Viejo mine produced first gold in August 2012 and achieved commercial production in January 2013. Construction of Pueblo Viejo was completed within budget and schedule guidance. The Company’s Pascua-Lama project had a challenging year, with an increase in the projected capital cost from a range of $4.7 to $5 billion to a range of $8 to $8.5 billion and a delay in expected production of first gold to the second half of 2014.

Barrick continued to demonstrate its commitment to responsible mining through consistent execution of its CHESS goals in 2012. The Company has implemented Safety and Health Management Systems at all operating sites and, as a result, achieved significant reductions in its total reportable injury frequency rate. Barrick’s Environmental Management System has been successfully implemented and is aligned with the ISO 14000 standard certification. To date, all of Barrick’s North and South American sites have achieved ISO 14000 certification. Additionally, Barrick has successfully established grievance mechanisms at all sites and has obtained independent third-party assurance that its sites are substantially compliant with the Voluntary Principles on Security and Human Rights. Barrick was named to the Dow Jones Sustainability Index for the fifth year in a row in recognition of its corporate social responsibility performance.

While important progress has been made in response to Barrick’s unique operating challenges in 2012, the Company’s financial performance reflected a decline year-over-year. Based on corporate performance, Messrs. Sokalsky, Dushnisky and Al-Joundi received corporate annual performance incentives of 75%, below target, as reflected in the weighted result in the scorecard below.

(1)	Adjusted net earnings, gold all-in sustaining cash costs per ounce, gold total cash costs, C1 cash costs per pound and C3 fully allocated costs per pound for copper are non-GAAP financial measures. See the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2012.
(2)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC applies different standards in order to classify mineralization as a reserve. Accordingly, for United States reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. See the section titled “Mineral Reserves and Mineral Resources” in Barrick’s Financial Report 2012.

Annual Performance Incentive Scorecard

Performance Measurement Category	Performance Metric	Threshold Performance Goal	Target Performance Goal	Maximum Performance Goal	2012 Performance	Result(1)	Weighted Result

Financial 20%	Earnings Per Share (adjusted)(2)	$3.57	$4.46	$5.35	$3.82	28%	2.8%
	Operating Cash Flow (adjusted)(3)	$4.76 billion	$6.34 billion	$7.93 billion	$5.16 billion	25%	2.5%

Operations: Production 10%	Gold Production	6.87 million ounces	7.64 million ounces	8.40 million ounces	7.42 million ounces	72%	5.7%
	Copper Production	528 million pounds	587 million pounds	645 million pounds	468 million pounds	0%	0.0%

Operations: Cost 10%	Gold (Total Cash Cost/Ounce)(4)	$597 per ounce	$543 per ounce	$489 per ounce	$584 per ounce	25%	2.0%
	Copper (C1 Cash Cost/Pound)(4)	$2.23 per pound	$2.03 per pound	$1.83 per pound	$2.17 per pound	31%	0.6%

Growth 35%	Exploration and Corporate Development		Assess qualitative objectives at year-end		Doubled and upgraded gold resource at Goldrush	150%	15%
	Reserve Replacement/ Organic Reserves(5)	134 million ounces	140 million ounces	146 million ounces	140.2 million ounces	103%	5.2%
	Capital Projects		Assess actual spending and progress versus budget and schedule		Pueblo Viejo completed within guidance; cost and schedule increases at Pascua-Lama	40%	8.0%

Community, Health Environment, Safety and Security (CHESS) 25%	Dow Jones Sustainability Ranking		Inclusion in Dow Jones Sustainability Index		Listed	100%	5.0%
	Total Reportable Injury Frequency Rate	0.92	0.83	0.74	0.76	179%	9.0%
	Voluntary Principles on Security and Human Rights(6)	< 50%	> 70%	> 90%	92%	200%	10.0%
	Implementation of Barrick/ISO 14000 EMS(7) / Reduction in the Number of Minor Spills and Incidents(8)	> 3 / 48	2 / 44	0 / < 40	<1 / 50	175% / 0%	4.4%
	Compliance with Grievance Mechanism(9)		100%		100%	100%	5.0%

Total Performance Score for the Year							75%

(1)	Each of the quantitative and qualitative performance categories are considered against the following continuum of performance ratings. While the quantitative measures lend themselves to more specificity in ranking and percentage of target payout (as summarized below), the categories with qualitative measures may result in an assessment at the higher or lower end of a specific rating.

(2)	Adjusted net earnings per share is a non-GAAP financial measure which is determined by dividing adjusted net earnings by the weighted average number of shares outstanding (basic method) in 2012 of 1,001 million shares. Adjusted earnings excludes the following from net income: significant tax adjustments not related to current period earnings; impairment charges (reversals) related to goodwill, property, plant and equipment, and investments; gains/losses on acquisitions/dispositions; foreign currency translation gains/losses and unrealized expense (income) related to the remeasurement of the provision for environmental rehabilitation due to changes in long-term discount rates; non-recurring restructuring costs; acquisition related costs; and unrealized gains/losses on non-hedge derivative instruments. Management uses this measure internally to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted earnings allow investors and analysts to better evaluate the results of the underlying business of the Company. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2012 for details on how Barrick uses this measure and reconciliation of this measure to the most directly comparable IFRS measure.

(3)	Adjusted operating cash flow is a non-GAAP financial measure which excludes the impact of non-recurring costs and working capital adjustments related to business combinations and withholding tax payments. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2012 for details on how Barrick uses adjusted operating cash flow and a related reconciliation to the most directly comparable IFRS measure.

(4)	Total cash costs is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2012 for details on how Barrick uses total cash costs and a reconciliation of this measure to the most directly comparable IFRS measure. Copper (Total Cash Cost/Pound) refers to C1 cash costs.

(5)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC applies different standards in order to classify mineralization as a reserve. Accordingly, for United States reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, please refer to the section titled “Mineral Reserves and Mineral Resources” in Barrick’s Financial Report 2012.

(6)	As part of the annual International Council on Mining and Metals (ICMM) Assurance Process, independent, third-party consultants completed interviews with external stakeholders in all regions where Barrick operates to determine the Company’s compliance with the Voluntary Principles on Security and Human Rights.

(7)	ISO certification of Barrick’s Environmental Management System (“EMS”) is based on an external audit conducted by an independent third party. Non-conformities are evaluated as part of the external audit to determine the extent to which the existing EMS complies with the ISO requirements and documentation. Based on the 2012 results, on average there was less than one minor non-conformity identified per site for Barrick’s EMS.

(8)	Reduction in number of minor spills and incidents compared to 2011.

(9)	Sites with fully compliant grievance mechanism and social obligation register in place.

Individual Objectives Performance

In addition to corporate performance as determined by the above scorecard, individual performance is also considered in determining the annual performance incentive award. The Chief Executive Officer evaluated progress against Barrick’s strategic priorities set out for the year and the written functional objectives related to the roles and responsibilities of each his direct reports, which were approved and reviewed by the Compensation Committee at the beginning of the year. The strategic priorities that were initially established for 2012 were not revised in light of Barrick’s leadership renewal. However, the weighting initially assigned to each of the priorities was adjusted with the appointment of Mr. Sokalsky as the Chief Executive Officer to reflect areas of greater strategic focus under his leadership.

As part of the annual performance incentive payout determination, the Compensation Committee reviewed the Chief Executive Officer’s assessment of the progress of each of the other Named Executive Officers against their respective objectives and determined the level and quality of their individual performance achievements. Specifically, Mr. Dushnisky was assessed against the specified objectives for government relations, permitting and approvals, corporate responsibility, investor relations and communications, and Mr. Al-Joundi was assessed against the specified financial objectives for the year. Based on these assessments and an assessment of the individual performance achievements of Mr. Sokalsky, the Compensation Committee determined an appropriate individual performance score for the Chief Executive Officer that adequately reflects the quality of leadership and the execution of Barrick’s strategy during the year, and subsequently reviewed and approved the individual performance scores that the Chief Executive Officer recommended for each of the other Named Executive Officers. An overview of the key individual goals accomplished by the Chief Executive Officer, Senior Executive Vice President and Chief Financial Officer in 2012 is set out below.

Jamie Sokalsky successfully assumed the role of the Chief Executive Officer and provided strong overall leadership for the Company, with an appropriate tone and focus from the top, to ensure that the corporate performance objectives set at the beginning of the year were met. In 2012, Barrick met gold production guidance and was slightly above its gold cash cost guidance in a difficult inflationary environment. The Pueblo Viejo mine, which represents an important addition to Barrick’s gold production, was completed in line with guidance in early 2013. Additionally, Barrick successfully replaced gold reserves during the year through ongoing investments in mine site expansions. Mr. Sokalsky also established a disciplined capital allocation program, with the objectives of delivering appropriate risk-adjusted returns and maximizing free cash flow generation. As part of this focus on disciplined capital allocation, the Company conducted a full review of its operations and projects to ensure they meet these objectives, and efforts to optimize the Company’s portfolio of assets are ongoing. Mr. Sokalsky also established a revised set of core values for the Company which was implemented across the organization. During 2012, the Company also enhanced financial flexibility and liquidity through a bond issuance and the extension of five-year credit facility. Barrick was named to the Dow Jones Sustainability World Index for the fifth consecutive year in a row.

Kelvin Dushnisky successfully engaged Barrick’s stakeholders (including local and federal governments, communities, non-governmental organizations, the media, and investors) in support of Barrick’s projects, operations, and corporate responsibility activities. Mr. Dushnisky provided oversight for the Company’s permitting efforts and facilitated the transition of Pueblo Viejo from a development project to commercial operation. He interacted effectively with the Barrick Board of Directors and International Advisory Board as an element of the Company’s global government affairs program and generated political support for the Company’s key capital projects and operations. In August 2012, he assumed corporate oversight responsibility for Barrick Energy. He represented the Company on the boards of directors of the Mining Association of Canada and the Canadian Council of the Americas and, along with Mr. Sokalsky, represented the Company at the World Gold Council and International Council on Metals and Mining. In line with Mr. Dushnisky’s corporate responsibility objectives, he supported the policy setting and management of Barrick’s CHESS Executive Committee. Barrick was named to the Dow Jones Sustainability World Index for the fifth consecutive year, the NASDAQ Sustainability Global 100 and was named by Corporate Knights as the top performing company in a sustainability ranking of the Canadian mining sector in early 2013.

Ammar Al-Joundi, who was appointed Executive Vice President and Chief Financial Officer as of July 10, 2012, made significant contributions to Barrick’s finance organization. Mr. Al-Joundi oversaw a currency, commodity, fuel and power cost management and interest rate hedging program to reduce costs and maximize revenues. He led improvements in the financial discipline by defining a capital management solution for the Company and facilitating the implementation of the related capital management assessment model and enhanced global working capital management efforts by advancing life of mine and net asset value budgeting and analysis efforts. He also provided leadership for the Company’s cost and schedule review for the Pascua-Lama project undertaken in the second half of 2012. Mr. Al-Joundi partnered effectively with Mr. Sokalsky and Mr. Dushnisky on shareholder communications. Additionally, he provided oversight for administrative costs for 2012, which were within budget and in line with announced targets.

Board and Compensation Committee Approval and Discretion

The Committee approves specific quantitative corporate performance goals for all corporate measurement categories except Exploration and Corporate Development, Reserve Replacement/Organic Reserves, and Capital Projects, where the evaluation requires a more holistic assessment. The evaluation of performance for Capital Projects is based on an assessment of the actual amount spent and progress achieved relative to the budget and schedule, while Exploration and Corporate Development performance is assessed by considering the quality of corporate development work executed and the exploration successes achieved over the year. The evaluation of Reserve Replacement/Organic Reserves is based on an assessment of the number of ounces of gold reserves replaced. Performance with respect to individual goals is also evaluated holistically on the same basis as performance with respect to the corporate goals specified above.

In the overall determination of awards, the Committee may also consider any areas that are outside of management’s control and other contextual factors not explicitly measured. For example, financial results are heavily determined by the price of gold and key inputs into the production process (e.g., energy prices), which may vary significantly from forecasts over a one-year period. As another example, although factors such as the total reportable injury frequency rate and Dow Jones Sustainability Index classification are explicitly measured under CHESS, the Committee will take into account the nature and circumstances surrounding environmental and safety incidents when determining the overall performance within that performance category.

The Committee has discretion to award compensation absent the attainment of a relevant performance goal, if it deems appropriate, to ensure that pay outcomes match the actual performance outcomes over which management exercises control. The payout formula is intended as a guideline.

Based on 2012 performance as discussed above, Messrs. Sokalsky, Dushnisky and Al-Joundi received actual annual performance incentives as shown in the table below as a percentage of annual salary and as a percentage of target annual performance incentives. Mr. Peter Munk does not have an established target incentive under the annual performance incentive plan and did not receive an award for 2012. Likewise, Mr. Thornton does not have an established target annual performance incentive. Mr. Thornton received a discretionary annual performance incentive equivalent to 100% of his 2012 lump sum base salary payment ($1,420,000) in recognition of the strong leadership and direction that he provided to the Board of Directors and the Company as the Co-Chairman of Barrick.

2012 Annual Performance Incentive Payouts(1)

Name	Company Results Score x 60% Weight	+	Individual Results Score x 40% Weight	=	Total Score (% of Target)	x	Target Annual Incentive as % of Salary	=	Actual 2012 Annual Incentive as % of Salary
Peter Munk(2)	Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable
John L. Thornton(2)	Not Applicable		Not Applicable		Not Applicable		Not Applicable		57% $1,420,000
Jamie C. Sokalsky(3)	75%		75%		75%		101%		68%
									Cdn $951,000
Kelvin P.M. Dushnisky(4)	75%		75%		75%		85%		64%
									Cdn $696,000
Ammar Al-Joundi(5)	75%		75%		75%		75%		56%
									Cdn $422,000

(1)	Based on the amount actually paid out to Named Executive Officers, except for Mr. Thornton, in Canadian dollars and calculated as a percentage of target awards in Canadian dollars. Annual performance incentives were paid in U.S. dollars for Mr. Thornton.

(2)	Messrs. Peter Munk and Thornton do not have established target incentives under the annual incentive plan. Mr. Thornton received a discretionary annual performance incentive payout equivalent to 100% of his lump sum base salary payment of $1,420,000, or 57% of his 2012 annual salary of $2,500,000, in recognition of the strong leadership that he provided to the Board of Directors and the Company during 2012.

(3)	Mr. Sokalsky received an annual performance incentive payout that is reflective of the annual salary and target annual incentives that have been prorated based on his former role as the Executive Vice President and Chief Financial Officer from January 1, 2012 to June 4, 2012, and his current role at the President and Chief Executive Officer from June 5, 2012 to December 31, 2012. Annual base salary was Cdn $1,046,000 and target annual incentive was 75% of base salary for his former role. Annual base salary is Cdn $1,400,000 and target annual incentive was 120% of his base salary for his current role.

(4)	Mr. Dushnisky received an annual performance incentive payout that is reflective of target annual incentives that have been prorated based on his former role as the Executive Vice President, Corporate and Legal Affairs from January 1, 2012 to August 6, 2012, and his current role as the Senior Executive Vice President from August 7, 2012 to December 31, 2012. Target annual incentive was 75% of base salary for his former role, and 100% of base salary for his current role.

(5)	Actual payout percentage for Mr. Al-Joundi’s annual performance incentive is based on his 2012 annual salary.

Officers’ Deferred Share Unit Plan

Barrick adopted an Officers’ Deferred Share Unit Plan in July 2012 and intends to implement this plan in 2013. The goals of the compensation deferral are to reinforce the performance basis of the annual incentive grant over the medium term, further align the interests of the Company’s officers with the short- and long-term interests of shareholders, and to provide additional incentive for officers’ continued efforts in promoting the growth and success of Barrick. The plan covers all officers of the Company.

Under the plan, officers of the Company may annually elect to receive all or a part of their annual performance incentive in the form of DSUs and the remainder in cash. The maximum value of DSUs that may be held in a participant’s account is determined by the Compensation Committee and is currently set at an amount equal to each participant’s share ownership requirement. Officers who have not met their share ownership requirement within the prescribed period will be required to receive all or a portion of their annual performance incentive in the form of DSUs until such requirement has been met. The annual performance incentive deferral is voluntary for officers who have met their share ownership requirement as at December 31 of the relevant year, so long as they hold less than the maximum value described above. Please see “— Share Ownership Requirements” for a discussion of the minimum share ownership requirements for the Named Executive Officers. DSUs vest immediately upon grant, but must be retained through the officer’s employment with Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

Long-Term Incentives

Long-term incentives are annual equity-based grants consisting of stock options, RSUs, and PRSUs which are earned based on Barrick’s performance. The awards are intended to align management’s interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. Long-term incentive awards for executive officers are granted annually in February following the fiscal year-end in conjunction with Board approval of financial results. At this February meeting, the Compensation Committee assesses corporate and individual performance against the pre-established targets and objectives in the annual performance incentive plan. These performance assessments are taken into consideration when determining the long-term incentive awards for the Company’s officers. In February 2013, 47 senior executives and officers of the Company received long-term incentive awards (for 2012 service) consisting of stock options, RSUs and PRSUs. Two senior executives of the Company received special RSU awards in February 2013 (for 2012 service).

Special awards may be granted at other times during the year for promotion, new hire, or retention purposes. Mr. Sokalsky received a stock option and RSU award with an aggregate value of $2,459,000 upon this appointment as President and Chief Executive Officer, in addition to his annual long-term incentive award granted in February 2013 valued at $6,273,000. Mr. Dushnisky received a stock option and RSU award with an aggregate value of $998,000 upon his appointment as Senior Executive Vice President, in addition to his annual long-term incentive award valued at $3,514,000. Mr. Al-Joundi received a stock option and RSU award with an aggregate value of $1,791,000 upon his appointment as Executive Vice President and Chief Financial Officer, in addition to his annual long-term incentive award valued at $2,427,000. See the Summary Compensation Table for Named Executive Officers on page 59 for further details.

Long-term incentive awards are generally granted based on long-term incentive ranges designed to position total direct compensation between the 50th and 75th percentile of the peer group. Individuals, except for Messrs. Peter Munk and Thornton, receive awards within this range based on the Chief Executive Officer’s consideration of individual and Company performance, the amount and terms of all outstanding long-term incentive awards, overall compensation history during the last three years, where applicable, the criticality of the role of the individual in executing the business strategy plus long-term retention needs in developing his 2012 recommendations for his direct reports. The Chief Executive Officer’s recommendations are then presented to the Compensation Committee for their review and approval. In determining the regular 2012 long-term incentive award for the Chief Executive Officer, the Compensation Committee considered competitive compensation levels, Company and individual performance, as well as the amount and terms of the outstanding long-term incentive awards granted to Mr. Sokalsky as part of his appointment in June 2012.

In 2012, the Compensation Committee approved an increase in the long-term incentive ranges for Messrs. Sokalsky, Dushnisky and Al-Joundi from 200% – 300% of base salary, to 400% – 500%, 250% – 350%, and 250% – 350%, respectively, to reflect competitive market compensation levels for comparable positions. In February 2013, Mr. Sokalsky received long-term incentives equivalent to 450% of base salary, Mr. Dushnisky received long-term incentives equivalent to 325% of base salary, and Mr. Al-Joundi received long-term incentives equivalent to 325% of base salary after taking into account their 2012 performance, competitive pay practices, and the criticality of their roles in executing Barrick’s strategy going forward. Messrs. Peter Munk and Thornton do not have established long-term incentive ranges in their capacity as Chairman and Co-Chairman of the Board, respectively.

Long-Term Incentive Mix

Other than for Messrs. Peter Munk and Thornton, Barrick provided 25% of the value of the 2012 long-term incentive award to senior executives in stock options, 25% of the value in RSUs, and 50% of the value in PRSUs. While stock options, RSUs, and PRSUs are all tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, as the value of the RSU increases or decreases with the share price. To a somewhat lesser extent, PRSUs also provide incentive for executives to remain with Barrick during such periods while further enhancing alignment with shareholders’ interests as the number of PRSUs that ultimately vest is based on Barrick’s total shareholder return relative to a group of gold mining companies, referred to below as the “large gold mining peers”, as well as adjusted free cash flow (Adjusted FCF) and adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) performance. See the discussion on PRSUs under “— Performance Restricted Share Units (PRSUs)”. This long-term incentive plan mix provides incentive opportunities aligned with the general practices of the mining industry.

Mr. Peter Munk received a special award of 61,843 RSUs with a value equivalent to Cdn $2,000,000 in February 2013 for 2012 in recognition of his continued strong leadership of the Board of Directors and the Company and to further reinforce the alignment of his interests with the interests of shareholders at this important juncture for the Company.

Mr. Thornton received a special cash sign-on award of $11,900,000 in December 2012 related to his appointment as the Co-Chairman of the Board. The value of the award is equivalent to 350,000 Barrick Common Shares based on the closing share price on the New York Stock Exchange on December 18, 2012 ($33.97). The special sign-on award was provided as an inducement for Mr. Thornton to assume the Co-Chairman position and make a substantial commitment of his time to Barrick. Pursuant to Mr. Thornton’s employment offer letter, Mr. Thornton purchased 177,500 Barrick Common Shares using all of the proceeds of the special sign-on award, net of tax and withholdings. Mr. Thornton subsequently transferred such Barrick Common Shares to family trusts for the benefit of his children and of which his wife is the trustee. The 177,500 Barrick Common Shares may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of until the later of (a) the termination of Mr. Thornton’s employment with Barrick and (b) June 30, 2015. In February 2013, Mr. Thornton also received a special award of 61,843 RSUs with a value equivalent to Cdn $2,000,000 for 2012 in recognition of the strong leadership and direction that he provided to the Board of Directors and the Company and to further reinforce the alignment of his interests with the interests of shareholders at this important juncture for the Company.

As shown in the table below, Messrs. Sokalsky, Dushnisky and Al-Joundi received long-term incentives that ranged from 325% to 450% of their respective base salaries, reflecting the 2012 performance of these officers, the criticality of their roles and long-term retention considerations as determined by Mr. Sokalsky in his capacity as the Chief Executive Officer and the Compensation Committee. Messrs. Peter Munk and Thornton received special long-term incentives with a value equivalent to 80% of their annual pre-tax salaries in recognition of the strong leadership that they provided to the Board and the Company during 2012.

Long-Term Incentive Awards

Name	Long-Term Incentive Range As % of Salary	2012 Long-Term Incentive As % of Salary
Peter Munk(1)	Not Applicable	80%
John L. Thornton(1)	Not Applicable	80%
Jamie C. Sokalsky(2)	400% – 500%	450%
Kelvin P.M. Dushnisky(3)	250% – 350%	325%
Ammar Al-Joundi(4)	250% – 350%	325%

(1)	Messrs. Peter Munk and Thornton do not have established long-term incentive ranges. In addition to his 2012 salary, Mr. Peter Munk received a special RSU award in February 2013 in recognition of his continued strong leadership of the Board and the Company during 2012. Mr. Thornton received a special sign-on award in December 2012 related to his appointment as the Co-Chairman of the Board on June 5, 2012 and a special RSU award in February 2013 in recognition of the strong leadership that he provided to the Board and the Company during 2012. Please refer to the discussion above for further details on the special awards granted to Messrs. Peter Munk and Thornton.

(2)	In addition to his regular long-term incentive grant for 2012 (awarded in February 2013) shown in the table above, Mr. Sokalsky received a special promotion award of stock options and RSUs in July 2012. The value of Mr. Sokalsky’s special award was determined in consideration of the criticality of his role.

(3)	In addition to his regular long-term incentive grant for 2012 (awarded in February 2013) shown in the table above, Mr. Dushnisky received a special promotion award of stock options and RSUs in August 2012. The value of Mr. Dushnisky’s special award was determined in consideration of the criticality of his role.

(4)	In addition to his regular long-term incentive grant for 2012 (awarded in February 2013) shown in the table above, Mr. Al-Joundi received a sign-on award of stock options and RSUs in July 2012. The value of Mr. Al-Joundi’s sign-on long-term incentive award was determined in consideration of the long-term and retention entitlements he was forfeiting from his previous employer.

Stock Options

Stock option grants to executives play an important role in building shareholder value as stock options are directly linked to increases in the wealth of shareholders and are commonly provided by Barrick’s mining peer group. For the February 12, 2013 grant, the number of stock options granted was determined by dividing the value of the total long-term incentive award allocated to options for 2012, or 25% of the total LTI value, to each Named Executive Officer, except Messrs. Peter Munk and Thornton, by the fair value per share (determined using an option valuation model consistent with that used for accounting purposes) using the higher of the closing price of Barrick Common Shares on the Toronto Stock Exchange for the day before the date of grant or the first business day (February 19, 2013) after the end of the applicable trading blackout period. The allocation of 25% of the total LTI value to stock options represents a decrease over last year’s allocation of 50% of the total LTI value to stock option awards.

Pursuant to the Stock Option Plan (2004), stock options are granted with an exercise price of not less than the closing price of the Barrick Common Shares on the New York Stock Exchange on the trading day immediately prior to the date of grant (unless the grant occurs during a trading blackout period in which case the exercise price is set based on the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period). Grants vest in equal parts over four years. A four-year vesting period is consistent with competitive practice and aids in retention of key personnel. Stock options are not transferable and expire seven years from the date of grant. Repricing of stock options is expressly prohibited under the Stock Option Plan (2004). For further information about Barrick’s stock option plans, see “Part Six — Other Information — Equity Compensation Plan Information.”

Restricted Share Units (RSUs)

RSUs are granted in lieu of granting actual Barrick Common Shares. Each RSU has a value equal to one Barrick Common Share. Other than in the case of Messrs. Peter Munk and Thornton, the number of units granted on February 12, 2013 to each Named Executive Officer was determined by dividing the value of the total long-term incentive award allocated to RSUs for 2012, or 25% of the total LTI value, by the closing price of Barrick Common Shares on the trading day immediately prior to the date of grant on the Toronto Stock Exchange. This is consistent with the grant date fair value used for accounting purposes. Grants of RSUs vest and are paid out in cash 30 months after the date of grant to improve market competitiveness and retention by separating the timing of RSU payouts from annual performance incentive payouts. Pursuant to the RSU plan, at vesting, each RSU will have a value equal to the average closing market price in Canadian dollars of Barrick Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares and are subject to the same vesting provisions as the underlying RSUs that were granted.

Performance Restricted Share Units (PRSUs)

Other than in the case of Messrs. Peter Munk and Thornton, the number of target PRSUs granted to senior executives on February 12, 2013 had a value equivalent to 50% of the total LTI value, compared to 25% of the total LTI value under the PRSU program last year. There was a corresponding reduction in the percentage of the total LTI value allocated to stock options. Changes to the PRSU program in 2012 were made with consideration for Barrick’s goal to transition towards a more performance-based model for the executive long-term incentive program. The value of a PRSU on the date of grant equals the closing price of Barrick Common Shares on the Toronto Stock Exchange on the trading day immediately prior to the date of grant. This is consistent with the grant date fair value used for accounting purposes. PRSUs are eligible to vest following a three-year performance period. PRSU vesting is based on the achievement of specified performance goals over the three-year performance period, and ranges from 0% of the number of target PRSUs for poor performance and up to 200% of target for superior performance. Additional PRSUs are credited to reflect dividends paid on Barrick Common Shares during the performance period. PRSUs resulting from dividend equivalent credits are subject to the same vesting provisions as the underlying PRSUs that were granted.

Following a review of Barrick’s long-term incentive plan design during 2012, the Committee approved the addition of two new performance metrics for the 2012 PRSU program in line with Barrick’s renewed focus on maximizing shareholder value through a disciplined approach to capital allocation. The two new performance metrics are adjusted free cash flow (Adjusted FCF) and adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA), as such metrics are reported in Barrick’s year-end financial statements, each with 25% performance weighting, supplement relative total shareholder return, which previously accounted for 100% of the performance weighting in the PRSU program. The performance of each metric determines the vesting of the PRSUs allocated to such metric according to that metric’s performance weighting. Award vesting for each performance metric ranges from 0% for poor performance and up to a maximum of 200% of target for superior performance. Adjusted FCF and Adjusted EBITDA were selected to help reinforce the Company’s strategic priorities and, collectively, are reflective of the quality of the Company’s earnings, cash position to fund risk-adjusted growth opportunities, as well as operational sustainability. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2012 for further details on Adjusted FCF and Adjusted EBITDA and their calculation. Both metrics will be evaluated annually on an absolute basis, with targets determined based on the Company’s annual forecast each year during the three-year vesting period. To align with the financial reporting timeframe for the Adjusted FCF and Adjusted EBITDA metrics, performance for the PRSU program will be evaluated over three 12-month calendar years, as opposed to a three-year performance period beginning from the date of grant (February 12, 2013). Accordingly, performance for the February 12, 2013 PRSU grant will be measured over the three-year period from January 1, 2013 to December 31, 2015 based on (1) relative total shareholder return (50% performance weighting), (2) Adjusted EBITDA (25% performance weighting), and (3) Adjusted FCF (25% performance weighting) as described in greater detail below.

Relative Total Shareholder Return Performance Evaluation (50% performance weighting)

Barrick’s total shareholder return over the three-year period will be compared to the total shareholder return performance for the following large gold mining company peers over the same period:

Scope Statistics for Large Gold Mining Company Peers for 2012 PRSU Award

Company	Country	Revenue (Billions) (Most Recently Disclosed FYE)	Market Capitalization (Billions) (Dec. 31, 2012)	Assets (Billions) (Most Recently Disclosed FYE)
AngloGold Ashanti Ltd.	South Africa	$6.4	$11.9	$12.7
Eldorado Gold Corporation	Canada	$1.1	$9.2	$7.9
Goldcorp Inc.	Canada	$5.4	$30.1	$31.2
Kinross Gold Corporation	Canada	$4.3	$11.1	$14.9
Newcrest Mining Ltd.	Australia	$4.6	$17.6	$21.0
Newmont Mining Corporation	United States	$9.9	$23.1	$29.7
Yamana Gold, Inc.	Canada	$2.3	$12.9	$11.8

Statistical Distribution
75th Percentile		$5.9	$20.4	$25.4
Median		$4.6	$12.9	$14.9
25th Percentile		$3.3	$11.5	$12.3
Barrick Gold Corporation		$14.5	$35.0	$47.3

The comparison group for the PRSUs is limited to gold mining companies because gold is often subject to a different commodity price cycle compared to other metals and minerals. The different commodity price cycles greatly influence total shareholder return and lessen the credibility of comparisons of total shareholder return between gold mining companies and other metals and mineral mining companies. Four of the gold mining peers (AngloGold Ashanti Ltd., Goldcorp Inc., Kinross Gold Corporation and Newmont Mining Corporation) are also in the mining peer group used to reference executive compensation levels. The other gold mining peers are not included in the mining peer group as they are generally smaller than Barrick. In 2012, the peer group for PRSU awards was refined to include only the seven largest gold mining peers (as defined by market capitalization as at December 31, 2012) to be more directly aligned with Barrick in terms of scale and complexity. The Compensation Committee will review the peer group for the PRSU program each year before the start of a new performance period.

At the end of the performance period on December 31, 2015, 50% of the total target number of 2012 PRSUs will be awarded if Barrick’s three-year total shareholder return performance equals the weighted average three-year total shareholder return of the gold mining peers (using a market capitalization weighted average using the dominant exchange for each company). Award vesting ranges from 0% of the metric’s allocated target PRSUs for performance below the metric threshold to 50% of the metric’s allocated target PRSUs for total shareholder return that is 12.5 percentage points below the large gold mining company peers’ weighted average total shareholder return (“metric threshold”) and up to 200% of the metric’s allocated target PRSUs for total shareholder return that is 20 percentage points or more above the large gold mining company peers weighted average total shareholder return. Awards are capped at 100% of the metric’s allocated target PRSUs if Barrick’s total shareholder return is negative, even if Barrick’s total shareholder return relative to peers is above the weighted average.

For the purposes of the total shareholder return calculation, the beginning and ending share price will be the three-month average closing share price preceding each of the first and last day of the performance period. The calculation will use the share price and dividend data on the predominant stock exchange for each large gold mining peer company as determined by trading volume.

Adjusted EBITDA Performance Evaluation (25% performance weighting)

At the end of the three-year performance period on December 31, 2015, the average of Barrick’s annual Adjusted EBITDA performance relative to the target annual Adjusted EBITDA performance for each of the three calendar years will be determined and the payout of 25% of the PRSUs awarded will be calculated based on this average performance factor.

Adjusted EBITDA performance targets will be established at the beginning of each calendar year. Annual target Adjusted EBITDA performance is determined based on the forecasted Adjusted EBITDA for each year.

Award vesting ranges from 0% of the metric’s allocated target PRSUs for Adjusted EBITDA performance that is 50% or more below target Adjusted EBITDA and up to 200% of the metric’s allocated target PRSUs for Adjusted EBITDA performance that is 50% or more above target. For the purposes of the Adjusted EBITDA performance calculation, Barrick’s forecasted Adjusted EBITDA performance will be annually adjusted for the annual average market gold and copper prices in order to adjust for the performance variance due to factors that are outside of the control of management. The impact of these variables will also be adjusted for royalty and tax rates that are to be estimated in advance upon completion of the forecasted Adjusted EBITDA performance each year. As such, target Adjusted EBITDA performance is variable and will be determined annually.

Adjusted Free Cash Flow Performance Evaluation (25% performance weighting)

At the end of the three-year performance period on December 31, 2015, the average of Barrick’s annual Adjusted FCF performance relative to the target annual Adjusted FCF performance for each of the three calendar years will be determined and the payout of 25% of the PRSUs awarded will be calculated based on this average performance factor. Adjusted FCF performance targets will be established at the beginning of each calendar year. Annual target Adjusted FCF performance is determined based on the forecasted Adjusted FCF for each year.

Award vesting ranges from 0% of the metric’s allocated target PRSUs and up to 200% of the metric’s allocated target PRSUs for Adjusted FCF performance, with the vesting percentage being tied to the calculation used to determine the vesting percentage for Adjusted EBITDA performance and adjusted for an assumed tax rate. For the purposes of the Adjusted FCF performance calculation, Barrick’s forecasted Adjusted FCF performance will be annually adjusted for the annual average market gold and copper prices in order to adjust for the performance variance due to factors that are outside of the control of management. The impact of these variables will also be adjusted for royalty and tax rates that are to be estimated in advance upon completion of the forecasted Adjusted FCF performance each year. As such, target Adjusted FCF performance is variable and will be determined annually.

PRSU Award Payout and Value

Final PRSU awards, including awards resulting from dividend equivalents during the performance period, if earned, will be paid out in cash. Pursuant to the RSU plan, each PRSU will have a value equal to the average closing market price in Canadian dollars of Barrick Common Shares during the last five trading days on the Toronto Stock Exchange prior to the vesting date.

The payout for the 2012 PRSUs will be calculated after the end of the three-year performance period for these PRSUs on December 31, 2015. To illustrate how this calculation is done, the following hypothetical results and calculation are provided as an example using a grant of 1,000 PRSUs on February 12, 2013. For simplicity, this example assumes no dividends are paid during the period. Relative total shareholder return has a 50% performance weighting and is measured over a three year period. If Barrick’s total shareholder return is positive and 2% greater than the weighted average total shareholder return of the large gold mining company peer group from January 1, 2013 to December 31, 2015 then 50% of the PRSUs will have a payout of 110% of target, or 550 PRSUs. Adjusted EBITDA has a 25% performance weighting and is measured relative to the Adjusted EBITDA target after each of the three years of the period performance. If actual Adjusted EBITDA is 5% greater than target in 2013, 15% greater than target in 2014, and 10% greater than target in 2015 then these three yearly results will produce an average of 10% greater than target Adjusted EBITDA, and accordingly, 25% of the PRSUs will have a payout of 120% of target, or 300 PRSUs. Adjusted FCF has a 25% performance weighting and is measured relative to the Adjusted FCF target after each of the three years of the performance period. If actual Adjusted FCF is at target in 2013, 5% greater than target in 2014, and 10% greater than target in 2015 then these three yearly results will produce an average of 5% greater than target Adjusted FCF, and accordingly, 25% of the PRSUs will have a payout of 110% of target, or 275 PRSUs. Therefore, the final number of PRSUs to be paid out in this example would be 1,125 PRSUs.

Committee Discretion for PRSU Awards

The Compensation Committee has discretion to adjust PRSU awards if any material unusual circumstances occur during the performance period (e.g., a significant number of peers are acquired during the performance period, takeover speculation significantly affects Barrick’s Common Share price at the end of a performance period, or Adjusted FCF and/or Adjusted EBITDA performance in given year is significantly impacted by factors outside the control of management). For example, if there is an announcement of a potential acquisition of a gold mining peer company during the performance period, that company will be excluded from the calculation; however, if such potential acquisition does not occur before the end of the performance period, the company may be included.

Prior to implementing the PRSU program in 2009, the Compensation Committee reviewed stress testing conducted by its independent compensation consultant relating to potential payouts under a variety of potential performance scenarios to ensure that the payouts would be reasonable within the context of performance outcomes.

Employee Share Purchase Plan

All Corporate office employees, including the Named Executive Officers, are eligible to participate in the Employee Share Purchase Plan (ESPP). The ESPP enables Barrick employees to purchase Barrick Common Shares through payroll deduction. Barrick pays the account set-up and purchase fees and matches 50% of employee contributions up to a maximum of Cdn $5,000 per year.

Executive Retirement Plan

Consistent with competitive practice, Barrick provides officers with a retirement plan. Officers based outside the United States, including in Canada, are covered by the Retirement Plan for Designated Executives. U.S.-based officers are covered by the Barrick U.S. Supplemental Executive Retirement Plan. The benefits of covered executive officers under the Retirement Plan for Designated Executives and the U.S. Supplemental Executive Retirement Plan are substantially similar; accordingly, the two plans are referred hereto together as the “Executive Retirement Plan”. The Executive Retirement Plan covers all officers of the Company except Mr. Peter Munk, Chairman, and Mr. William Birchall, Vice Chairman. As at December 31, 2012, 47 officers of the Company, including Messrs. Sokalsky, Dushnisky, Al-Joundi and Thornton, participated in the Executive Retirement Plan.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s annual earned salary and annual performance incentive amount for the year is accrued and accumulated with interest until retirement. Accordingly, the ultimate plan benefit is based, at least in part, on performance through the annual performance incentive. Barrick does not provide defined benefit retirement arrangements. Under a typical defined benefit pension plan, increases in current compensation have a retroactive impact on the pension benefit accruals and the corresponding actuarial liabilities. As a result, the total cost is uncertain. Barrick avoids the financial risk by crediting senior executives with a fixed percentage of their current cash compensation under the Executive Retirement Plan, plus interest on the previous account balances. The 15% notional contribution rate is consistent with the annual cost of a typical defined benefit plan in the current low interest rate environment. For a detailed description of the plan, see “— Executive Retirement Plan Benefits” on page 68.

Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Medical, dental and disability benefits are provided on the same basis as they are to all full-time employees. Qualified executives are eligible for additional Company-paid life insurance. Perquisites generally include automobile and parking benefits, financial counseling, and supplemental executive long-term disability insurance.

Employment Agreements

Barrick’s senior executives do not have formal employment agreements with the Company. In connection with their appointments to their respective positions, Messrs. Sokalsky, Dushnisky, Al-Joundi and Thornton signed offer letters with the Company related to their employment. These offer letters set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these offer letters, is reviewed annually and may be adjusted as required, as outlined in “— Components of Executive Compensation” beginning on page 39.

Change-in-Control Severance Arrangements

Barrick has entered into change-in-control severance agreements with Messrs. Sokalsky, Dushnisky and Al-Joundi in order to induce them to remain employed by the Company in the event of a change-in-control (as defined in the agreements). The protection period is two years following a change-in-control. The term of the agreements is three years from December 5, 2012, unless otherwise extended by the Board. Messrs. Peter Munk and Thornton do not have change-in-control severance agreements with the Company.

Further details on these change-in-control severance agreements are provided in “Potential Payments Upon Change-In-Control Terminations for Covered Executives” below.

Termination Arrangements for Mr. Regent

Mr. Regent’s compensation arrangements in relation to the termination of his services to the Company (effective June 5, 2012) were determined with reference to Canadian statutory and common law. In determining Mr. Regent’s severance entitlement, the Committee also considered his contribution to the Company over the previous three and a half years, as well as his acknowledgement and commitment to an agreement relating to confidentiality, non-competition and non-solicitation (the “Non-Competition Agreement”) for a three year period following the effective date of termination. The severance arrangements are as follows:

(a)	Lump sum payment equal to two times the sum of his annual base salary, two times the three-year average actual annual performance incentive, and annual Executive Retirement Plan allocations on these annual salary and annual performance incentive payments;

(b)	Prorated target incentive for his contribution as the President and Chief Executive Officer up to the date of termination and an Executive Retirement Plan adjustment of fifteen percent on this prorated target incentive payment;

(c)	Continued vesting of outstanding stock options over the three-year period following his termination date, or until June 5, 2015. Consistent with the terms of the 2004 Stock Option Plan, Mr. Regent’s vested stock options will be exercisable until December 5, 2015. All unvested stock options as at June 5, 2015 will be forfeited. Additionally, any unexercised stock options will become immediately void in the event that the Non-Competition Agreement is materially breached;

(d)	Continued vesting of outstanding RSUs and PRSUs over the three-year period following his termination date, or until June 5, 2015. All unvested RSUs and PRSUs as at June 5, 2015 will be forfeited. Additionally, any unvested RSUs and PRSUs held will become immediately void in the event that the Non-Competition Agreement is materially breached;

(e)	Outplacement services up to a value of Cdn $25,000;

(f)	Benefits continuance under life insurance, medical, vision care, dental, extended health and drugs, and accidental death and dismemberment plans, with the exception of long and short term disability coverage, will continue until two years after his termination date;

(g)	Continuance of Mr. Regent’s automobile and parking benefit for two years after his termination date;

(h)	Continuance of Mr. Regent’s financial counseling benefit for the 2012 and 2013 calendar years, up to a maximum of Cdn $19,000 per annum;

(i)	Payment of any outstanding earned but unused vacation pay entitlement up to the Date of Termination; and

(j)	Executive Retirement Plan payments will be made in accordance with the plan provisions (see “Executive Retirement Plan Benefits” on page 68).

Share Ownership Requirements

Barrick requires its Named Executive Officers to own a minimum amount of Barrick Common Shares to further align their interests with those of shareholders. DSUs and unvested RSUs held by these executives and shares held in trust also count towards this requirement. PRSUs and stock options are not considered. Share ownership requirements are to be fulfilled within three years from the date of appointment. The Chairman, Co-Chairman and Chief Executive Officer are required to hold Barrick Common Shares and/or RSUs or DSUs equivalent to four times their respective pre-tax salaries, and the Senior Executive Vice President and Executive Vice President and Chief Financial Officer are required to hold Barrick Common Shares and/or RSUs equivalent to two times their respective pre-tax salaries.

Share ownership has been evaluated as at year end on December 31, 2012, and March 1, 2013 to take into consideration the long-term incentive grants that were made in February 2013 for 2012 service. As at March 1, 2013, Mr. Peter Munk’s share ownership (inclusive of the shares held indirectly through P.M. Capital Inc. and the shares held in trusts for the benefit of his family) and RSUs subject to vesting had a value equivalent to 25.8 times his 2013 annual pre-tax salary. As at March 1, 2013, Mr. Thornton’s share ownership (inclusive of the 177,500 shares held in family trusts for the benefit of his children) and RSUs subject to vesting had a value equivalent to 2.8 times his 2013 annual pre-tax salary. Mr. Thornton has until June 5, 2015 to meet the share ownership requirement for the Co-Chairman. As at March 1, 2013, Mr. Sokalsky’s directly held shares and RSUs subject to vesting had a value equivalent to approximately 3.6 times his annual 2013 pre-tax salary as the President and Chief Executive Officer of Barrick. Mr. Sokalsky has until June 5, 2015 to meet the share ownership requirement for the Chief Executive Officer. As at March 1, 2013, each of Messrs. Dushnisky and Al-Joundi held shares and/or RSUs subject to vesting with a value equivalent to 2.6 and 1.9 times their respective annual 2013 pre-tax salaries in their respective roles as the Senior Executive Vice President, and Executive Vice President and Chief Financial Officer of Barrick. Mr. Al-Joundi has until July 10, 2015 to meet his share ownership requirement.

The Company has a policy prohibiting officers and directors from engaging in hedging against a decrease in the market value of Barrick equity securities to further align the interests of officers and directors with the short-term and long-term interests of shareholders in Barrick’s operating and financial performance. The Company is not aware of any contraventions of this policy.

The table below provides information on the share ownership of the Named Executive Officers as at December 31, 2012 and March 1, 2013, relative to the share ownership requirements applicable during 2012.

Named Executive Officer Share Ownership Position

				Actual Share Ownership of Named Executive Officers at December 31, 2012(1)				Ownership Multiple(2) of Salary at December 31, 2012	Ownership Multiple(2) of Salary at March 1, 2013
Named Executive Officer (a)	Title (b)	Share Ownership Multiple(2) (c2)	Value (d)	Value of Common Shares (e)	Value of RSUs Subject to Vesting (f)	Value of DSUs (g)	Value of Total Ownership (h)	Based on Total Ownership (i)	Based on Total Ownership (j)

Peter Munk(3)	Chairman	4.0x Salary	$10,051,000	$69,617,385	$2,793,518	$0	$72,410,903	28.8x	25.8x
John L. Thornton(4)	Co-Chairman	4.0x Salary	$10,000,000	$6,214,275	$0	$37,531	$6,251,806	2.5x	2.8x
Jamie C. Sokalsky	President and Chief Executive Officer	4.0x Salary	$5,628,560	$1,846,007	$2,303,063	$0	$4,149,070	2.9x	3.6x
Kelvin P.M. Dushnisky	Senior Executive Vice President	2.0x Salary	$2,183,077	$0	$2,285,523	$0	$2,285,523	2.1x	2.6x
Ammar Al-Joundi	Executive Vice President and Chief Financial Officer	2.0x Salary	$1,507,650	$228,930	$932,946	$0	$1,161,877	1.5x	1.9x

(1)	The values of Barrick Common Shares, RSUs and DSUs are based on the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2012 – $35.01, March 1, 2013 – $29.40.

(2)	For the purposes of determining the share ownership requirements as at December 31, 2012, the 2012 annual pre-tax salary reflecting the Named Executive Officer role has been used for Messrs. Peter Munk (Cdn $2,500,000), Thornton ($2,500,000), Sokalsky (Cdn $1,400,000), Dushnisky (Cdn $1,086,000) and Al-Joundi (Cdn $750,000). For the purposes of determining the share ownership requirements as at March 1, 2013, the 2013 annual pre-tax salaries for each Named Executive Officer role has been used. Annual base salaries for the Named Executive Officers, except for Mr. Al-Joundi, remained the same as 2012 as a result of the 2013 base salary freeze. Mr. Al-Joundi’s 2013 annual base salary is Cdn $850,000 effective January 1, 2013. With the exception of Mr. Thornton’s annual pre-tax salary which is denominated in U.S. dollars, the applicable salaries for all other Named Executive Officers (2012 salary for December 31, 2012 and 2013 salary for March 1, 2013) have been converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the applicable measurement date: December 31, 2012 – 0.9949, March 1, 2013 – 1.0285.

(3)	Mr. Peter Munk holds 1,288,500 Barrick Common Shares indirectly through P.M. Capital Inc. and 700,000 Barrick Common Shares directly, 1,600 of which are held in trust for the benefit of his family.

(4)	On December 19, 2012, Mr. Thornton purchased 177,500 Barrick Common Shares using funds received from Barrick as part of his compensation arrangements as Co-Chairman. On December 28, 2012, Mr. Thornton transferred these Barrick Common Shares to family trusts for the benefit of his children and for which his wife is the trustee. Following this transfer, Mr. Thornton does not have further beneficial interest, control or direction over these shares. These shares are subject to a holding period and may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of until the later of (a) the termination of Mr. Thornton’s employment with Barrick and (b) June 30, 2015.

Compensation Consultant Advice

During 2012, the Compensation Committee engaged an outside consulting firm, Towers Watson & Co., as an independent advisor to the Compensation Committee.

The independent compensation consultant assists the Compensation Committee by providing information in support of the annual compensation review of the Chief Executive Officer and other senior executives. The consultant also provides analysis of market trends and practices with respect to executive pay levels and pay program design, recommendations for peer group composition, data on total compensation offered for similar executive positions in Barrick’s peer group, guidance on executive compensation plan design and support with respect to proxy circular disclosure of compensation information. The decisions made by the Compensation Committee related to the above matters are the responsibility of the Compensation Committee and may reflect factors and considerations other than information and recommendations provided by the compensation consultant. The chart below summarizes the fees paid to Towers Watson in 2011 and 2012 for services provided to the Compensation Committee and to Barrick management.

	2012(1)		2011
Towers Watson & Co.		% of Total		% of Total
Fees for services provided to Compensation Committee	$468,657	38%	$407,459	53%
Fees for services provided to management(2)	$775,930	62%	$368,350	47%
Total Fees	$1,244,587	100%	$775,809	100%

(1)	Consulting fees were paid in Canadian dollars in 2011 and 2012. The rate of exchange used to convert Canadian dollars to U.S. is the annual average exchange rate reported by the Bank of Canada for the relevant year (2011 – 0.9891; 2012 – 0.9996).

(2)	Executive compensation services provided by Towers Watson to Barrick management in 2011 related to market data for positions outside the Committee’s mandate and long-term incentive plan levels for purposes of developing grant recommendations for all long-term incentive plan eligible incumbents. Other services provided in 2011 represent U.S. retirement, health and group benefits and employee communication consulting.

Executive compensation services provided by Towers Watson to Barrick management in 2012 related to market data for positions outside the Committee’s mandate. Other services provided in 2012 relate to a one-time U.S. pension and benefits project.

To address potential concerns over the independence of the executive compensation consultant when the firm also does significant other work for the client, Towers Watson and the Compensation Committee have determined a protocol for how Towers Watson will work with the Compensation Committee and management. Under this protocol, all significant executive compensation consulting projects for management require approval by the Compensation Committee. In addition, all new significant consulting services (outside of executive compensation consulting services commissioned by management) require pre-approval by the Compensation Committee.

Barrick retained KPMG International to provide valuations for the stock options granted by the Company in February 2013, for which the aggregate fees were $15,400.

Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Common Shares on the Toronto Stock Exchange at December 31, 2007 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Cumulative Value of Cdn$100 Investment(1) From December 31, 2007 to December 31, 2012

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Barrick has grown considerably since the beginning of 2008 to become one of the largest and lowest cost senior gold producers. While total shareholder returns were lower than anticipated throughout 2012, the decline in shareholder value was not singularly experienced by Barrick, as 2012 saw general declines in gold equities. As shown in the chart above, the S&P/TSX Global Gold Index declined year over year since 2010. The trend in Barrick’s share price performance is generally aligned with that of the gold equities market and is reflective of the cyclicality inherent to the commodities industry in which Barrick operates.

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Common Shares on the New York Stock Exchange at December 31, 2007 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Cumulative Value of US$100 Investment(1) From December 31, 2007 to December 31, 2012

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

To evaluate the trend in Barrick compensation levels in relation to Barrick performance as measured in the graphs above, Barrick relied on total annual compensation awarded for fiscal years 2008 through 2012 on the same basis as is currently disclosed in the “Summary Compensation Table” for Named Executive Officers (e.g., salary, annual performance short-term incentive, grant date fair value of long-term incentives, pension and all other compensation), using fiscal year 2007 compensation as a base amount for comparing changes in compensation over time. As such, the total annual compensation primarily reflects the Compensation Committee’s pay decisions each year with respect to salary, actual annual performance short-term incentive and the grant date fair value of stock options, RSUs, and PRSUs. The total annual compensation includes pension value and all other compensation. Further, the total annual compensation reflects compensation for the Chief Executive Officer and the other four Named Executive Officers as disclosed each year, rather than the compensation from 2008 through 2012 (and 2007 for a base amount) for the current Named Executive Officers, who may not have been among the top five officers each year since 2007. For 2012, Barrick’s total annual compensation includes compensation for Mr. Peter Munk (Chairman), Mr. Thornton (Co-Chairman), Mr. Sokalsky (President and Chief Executive Officer), Mr. Dushnisky (Senior Executive Vice President), and Mr. Al-Joundi (Executive Vice President and Chief Financial Officer).

The year 2012 was one of leadership renewal as Barrick appointed a Co-Chairman and transitioned to a new President and Chief Executive Officer. Related to this transition in leadership was the appointment of a new Executive Vice President and Chief Financial Officer and a Senior Executive Vice President. Promotional, on-hire, and discretionary short- and long-term incentive payments were awarded in light of this leadership renewal. For the purposes of evaluating Barrick’s year-over-year compensation trends, adjustments have been applied for these one-time compensation payments and any other non-recurring compensation that were previously awarded and were attributable to the pay decisions that reflected the new and/or increased roles of those Named Executive Officers during the leadership transition. The treatment of these compensation adjustments is consistent with Barrick’s historical disclosure.

The trend in compensation levels from December 31, 2007 to December 31, 2012 is generally aligned with Barrick’s performance as measured by the change in the value of Cdn $100 invested in Barrick Common Shares on the Toronto Stock Exchange and US $100 invested in Barrick Common Shares on the New York Stock Exchange.

When considering Barrick’s compensation trend and share price performance, it is also important to take into account the value actually received or receivable by a Named Executive Officer, particularly where a significant portion of total compensation is at risk and directly aligned with total shareholder return performance, as in Barrick’s case. Since long-term incentive awards are in the form of stock options, RSUs and PRSUs, the value of long-term incentive awards varies prior to vesting and the final payouts realizable are directly tied to the share price appreciation of Barrick’s Common Shares. For example, a rising share price in 2010 corresponded with increases in the in-the-money value of options and the value of outstanding RSUs and PRSUs for that year. Conversely, a declining share price in 2011 and 2012 corresponded with a decline in the in-the-money value of options and the value of outstanding RSUs and PRSUs for those years. Accordingly, these long-term incentive awards have a higher potential payout in periods where Barrick’s share price appreciates, and also align shareholder interests with those of Barrick’s executive officers in periods where Barrick’s share price does not appreciate.

The year 2012 was a challenging one for Barrick, which resulted in a year-over-year decline in financial performance. The lower performance significantly impacted Company and executive individual performance ratings and therefore annual performance incentives and total direct compensation. For 2012, the Board approved a reduction in annual performance incentives for Messrs. Sokalsky, Dushnisky and Al-Joundi to payouts that were approximately 25% to 32% below target award levels. From a realizable pay perspective, the outstanding 2007, 2008, 2009, 2010 and 2011 annual stock option awards for Messrs. Sokalsky and Dushnisky would have no cash value if exercised on December 31, 2012 as a result of the general decline in the price of Barrick’s Common Shares since the date of grant for the corresponding option awards. Please refer to the “Incentive Plan Awards — Outstanding Share-Based and Option-Based Awards” on page 64 for details about the in-the-money value of outstanding option awards. The outstanding 2010 and 2011 annual PRSU awards (100% performance weighted based on relative total shareholder return performance) would provide for below target payment if vesting was at December 31, 2012, as Barrick’s total shareholder return performance in 2012 was below the weighted average total shareholder return performance of the large gold mining peers. In addition, a lower potential payout value would be ascribed to the outstanding 2010 and 2011 annual RSU awards if vesting was at December 31, 2012, reflective of Barrick’s lower share price in 2012. The lower potential payout of the long-term incentive awards as at December 31, 2012 reflects Barrick’s pay-for-performance compensation philosophy and alignment with shareholder interests.

Change in Named Executive Officer (NEO) Total Compensation

vs. Barrick Cumulative Value of US$100 and Cdn$100 Investment

From December 31, 2007 to December 31, 2012

Salary + Actual Short-Term Incentive + Grant Date Value of Equity + Pension Value +

All Other Compensation(1)

(1)	Excludes special long-term incentive grant to Messrs. Peter Munk and Thornton in 2012. Also excludes long-term incentive grants to Mr. Regent in 2009 and to Messrs. Thornton and Al-Joundi in 2012 as part of their hiring packages and to Mr. Sokalsky in 2012 and Mr. Dushnisky in 2010 and 2012 as part of their respective promotions.

As at December 31, 2012, the actual total annual compensation for the Chief Executive Officer decreased about 7% and total actual annual compensation for the other Named Executive Officers as a group had decreased about 25% compared to 2007 total annual compensation. Total annual compensation for the Named Executive Officers (including the Chief Executive Officer) in 2012 represents approximately 0.57% of Barrick’s 2012 adjusted net earnings of $3.83 billion, which represents Barrick’s net earnings before asset and goodwill impairment charges recorded for the year, and 0.1% of Barrick’s common shareholder equity of $21.8 billion as at December 31, 2012. The Company has taken and will continue to undertake prudent action as part of its renewed focus on disciplined capital allocation in order to maximize shareholder value.

Compensation of Named Executive Officers

The table below provides compensation information for the three financial years ended December 31, 2012 for the Chief Executive Officer, the Chief Financial Officer and the three other Named Executive Officers measured by base salary, annual performance incentive payout, share-based awards, option-based awards, and all other compensation (excluding any payments made in connection with a termination) during the financial year ended December 31, 2012. Compensation for all Named Executive Officers, except for Mr. Thornton, is paid in Canadian dollars and reported in U.S. dollars. Compensation for Mr. Thornton is paid in U.S. dollars. Salary increases discussed in “— Compensation Discussion and Analysis — Components of Executive Compensation — Base Salary” are calculated in Canadian dollars because the Named Executive Officers are paid in Canadian dollars, and conversions to U.S. dollars vary from year to year based on the different exchange rates for each year.

Summary Compensation Table(1)

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position (a)	Year (b)	Salary (c)	Share- Based Awards(2) (d)	Option- Based Awards(3) (e)	Annual Incentive Plans(4) (f1)	Long- Term Incentive Plans (f2)	Pension Value(5) (g)	All Other Compen- sation(6) (h)	Total Compen- sation (i)

Peter Munk(7) Chairman	2012	$2,076,588	$1,991,400	Nil	Nil	Nil	Nil	$219,387	$4,287,375
	2011	$1,516,530	$2,001,401	Nil	Nil	Nil	Nil	$152,788	$3,670,719
	2010	$970,968	$1,989,450	Nil	Nil	Nil	Nil	$153,046	$3,113,464

John L. Thornton(8) Co-Chairman	2012	$1,420,141	$2,032,801	Nil	$1,420,141	Nil	$213,021	$11,956,684	$17,042,787
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jamie C. Sokalsky(9) President and Chief Executive Officer	2012	$1,244,952	$5,934,058	$2,797,603	$951,380	Nil	$329,450	$106,957	$11,364,398
	2011	$1,022,141	$1,416,391	$1,416,391	$858,356	Nil	$282,075	$110,988	$5,106,343
	2010	$953,491	$1,465,268	$1,465,200	$946,694	Nil	$285,028	$53,389	$5,169,070

Kelvin P.M. Dushnisky(10) Senior Executive Vice President	2012	$1,026,603	$3,134,792	$1,377,631	$696,278	Nil	$258,432	$88,401	$6,582,137
	2011	$963,502	$1,335,135	$1,335,135	$809,827	Nil	$265,999	$87,165	$4,796,763
	2010	$819,497	$2,137,309	$1,150,377	$889,407	Nil	$256,229	$42,639	$5,295,528

Ammar Al-Joundi(11) Executive Vice President and Chief Financial Officer	2012	$355,431	$2,705,414	$1,513,060	$422,169	Nil	$172,912	$396,923	$5,565,908
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	$245,010	Nil	Nil	Nil	Nil	$36,506	$20,678	$302,194

Aaron W. Regent(12) Former President and Chief Executive Officer	2012	$778,103	Nil	Nil	Nil	Nil	$116,715	$11,075,109	$11,969,927
	2011	$1,658,073	$2,297,608	$2,297,608	$2,321,302	Nil	$596,906	$132,611	$9,304,109
	2010	$1,544,810	$2,373,930	$2,373,862	$2,354,598	Nil	$548,911	$81,648	$9,313,759

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars, except compensation for Mr. Thornton which is paid in U.S. dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2012 – 0.9996, 2011 – 0.9891, and 2010 – 1.0299.

(2)	The figures shown reflect the grant date fair value of RSUs, PRSUs and DSUs approved by the Compensation Committee for the specified fiscal years. RSUs and PRSUs are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the date preceding the date of grant: i.e., February 11, 2013: 1.0043; August 3, 2012: 1.0019; July 23, 2012: 1.0168; February 13, 2012: 0.9993; December 6, 2010: 1.0053; July 27, 2010: 1.0362; December 7, 2009: 1.0529; February 5, 2009: 1.2310. For the August 7, 2012 RSU grants, the exchange rate used was the Bank of Canada closing rate of exchange as at August 3, 2012, the last trading day preceding the date of grant. Grant date fair value is determined by multiplying the number of RSUs or target number of PRSUs by the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the day preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the RSU and PRSU grants made to the Named Executive Officers for the last three fiscal years. Grant date fair value for DSUs is determined by multiplying the number of DSUs by the five-day average closing share price of Barrick Common Shares on the New York Stock Exchange preceding the applicable grant date.

Grants of Share Based Awards (2010 – 2012)

Name	Grant Date	Number of RSU Awards	Number of Target PRSU Awards	Number of DSU Awards

Peter Munk	February 12, 2013	61,843	Nil	Nil
	February 14, 2012	41,693	Nil	Nil
	December 7, 2010	36,200	Nil	Nil

John L. Thornton	February 12, 2013	61,843	Nil	Nil
	June 30, 2012*	Nil	Nil	318
	March 31, 2012*	Nil	Nil	741

Jamie C. Sokalsky	February 12, 2013	48,702	97,403	Nil
	July 24, 2012**	36,625	Nil	Nil
	February 14, 2012	14,753	14,753	Nil
	December 7, 2010	13,331	13,331	Nil

Kelvin P.M. Dushnisky	February 12, 2013	27,285	54,569	Nil
	August 7, 2012**	15,230	Nil	Nil
	February 14, 2012	13,907	13,907	Nil
	December 7, 2010	10,467	10,467	Nil
	July 28, 2010**	24,082	Nil	Nil

Ammar Al-Joundi	February 12, 2013	18,843	37,686	Nil
	July 24, 2012***	26,370	Nil	Nil

Aaron W. Regent	February 14, 2012	23,932	23,932	Nil
	December 7, 2010	21,598	21,598	Nil

*	Director retainer

**	Special grant upon promotion

***	Special sign-on grant

The 2010, 2011 and 2012 RSUs vest and become payable 30 months from the day of grant. The 2010, 2011 and 2012 PRSUs vest, if earned, upon achievement of total shareholder return from December 7, 2010 to December 7, 2013, February 14, 2012 to February 14, 2015, and January 1, 2013 to December 31, 2015, respectively, versus the total shareholder return for the gold mining peers, as well as, in the case of the 2012 PRSUs, Adjusted FCF and Adjusted EBITDA performance. Additional RSUs and PRSUs are credited to reflect dividends paid on Barrick Common Shares. The RSUs and PRSUs are further described in “— Compensation Discussion and Analysis —Components of Executive Compensation — Restricted Share Units” on page 48 and “— Compensation Discussion and Analysis —Components of Executive Compensation — Performance Restricted Share Units” on page 48, respectively. DSUs vest immediately on grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares. DSUs are further described in “Part Four — Report on Director Compensation and Equity Ownership — Directors’ Equity Awards — Deferred Share Unit Plan” on page 24.

Mr. Thornton received DSU awards as part of his director retainer for his services as a director prior to becoming appointed as Co-Chairman of the Board. Director retainers are paid in quarterly installments and as such the two grant dates for Mr. Thornton reflect the respective DSUs granted for the fiscal quarters ending March 31, 2012 and June 30, 2012.

(3)	The figures in this column reflect the grant date fair value of options granted to Named Executive Officers for each of 2012, 2011, and 2010 as approved by the Compensation Committee and are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the day preceding the date of grant: i.e., February 11, 2013: 1.0043; August 3, 2012: 1.0019; July 23, 2012: 1.0168; February 13, 2012: 0.9993; and December 6, 2010: 1.0053. For the August 7, 2012 option grants, the exchange rate used was the Bank of Canada closing rate of exchange as at August 3, 2012, the last trading day preceding the date of grant. The fair value calculations are described in greater detail following the Summary Compensation Table footnotes.

(4)	The amounts shown reflect the payouts of the Annual Performance Incentive as described in “— Compensation Discussion and Analysis — Components of Executive Compensation — Annual Performance Incentive” on page 39.

(5)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation earned in 2012. Employer contributions to the Executive Retirement Plan with respect to the annual incentive award earned for the year ended December 31, 2012 are made in March of the following year. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “— Executive Retirement Plan Benefits” on page 68 for further details.

(6)	The perquisites and other personal benefits for each Named Executive Officer in the relevant years are as follows:

Perquisite Details

Name	Year (a)	Car Lease (b)	Executive Long-Term Disability and Life Insurance Premiums (c)	Financial Counseling or Tax Preparation Services (d)	Parking (e)	Club Memberships (f)	Personal Car, Driver, Home Security and Other (g)	Total

Peter Munk	2012	$43,248	Nil	Nil	Nil	$72,431	$103,708	$219,387
	2011	$44,147	Nil	Nil	Nil	$32,115	$76,526	$152,788
	2010	$47,833	Nil	Nil	Nil	$29,261	$75,953	$153,047

John L. Thornton	2012	Nil	Nil	Nil	Nil	Nil	$33,310	$33,310
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jamie C. Sokalsky	2012	$38,181	$52,226	Nil	$8,655	Nil	Nil	$99,062
	2011	$39,253	$52,404	Nil	$8,746	Nil	Nil	$100,403
	2010	$20,079	$13,995	Nil	$7,735	Nil	Nil	$41,809

Kelvin P.M. Dushnisky	2012	$29,771	$52,212	$1,130	$5,287	Nil	Nil	$88,401
	2011	$32,262	$49,560	Nil	$5,343	Nil	Nil	$87,165
	2010	$20,488	$17,426	Nil	$4,726	Nil	Nil	$42,639

Ammar Al-Joundi	2012	$10,538	$6,531	Nil	$2,644	Nil	Nil	$19,713
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	$12,413	$4,209	$906	$3,150	Nil	Nil	$20,678

Aaron W. Regent	2012	$11,042	$45,881	$19,008	$3,606	Nil	Nil	$79,537
	2011	$24,961	$79,188	$19,715	$8,746	Nil	Nil	$132,610
	2010	Nil	$54,979	$18,934	$7,735	Nil	Nil	$81,648

All in U.S. dollars using the Bank of Canada annual average exchange rates for each respective year.

Perquisites have been valued on the basis of the aggregate incremental cost to the Company. The methodology used for computing these values is as follows:

•	Car lease value represents the Company’s annual cost to provide the lease. For 2012 and 2011, the amounts also include the operating taxable benefit associated with the Company’s coverage of insurance and registration costs.

•	Long-term disability and life insurance values represent value of Company premiums inclusive of group plans and individual policies.

•	Financial counseling and tax preparation services represent the Company’s cost to provide these services.

•	Parking value represents the Company’s cost to provide this service.

In addition to the executive perquisites described above, the Named Executives Officers may also participate in benefits available to all employees. For Messrs. Sokalsky and Al-Joundi, values disclosed in the All Other Compensation column include the Employee Share Purchase Plan benefit representing the fair market value of the Barrick Common Shares purchased with Barrick contributions as of the applicable vesting date:

Mr. Sokalsky: 2012: $3,093; 2011: $5,731; 2010: $6,919

Mr. Al-Joundi: 2012: $25 (dividends); 2011: Nil; 2010: Nil

For Mr. Thornton, values disclosed in the All Other Compensation column for 2012 also include a prorated annual retainer that was paid in cash ($33,874) for his services as an independent director from February 15, 2012 to June 5, 2012, as well as a sign-on award related to the acquisition of Barrick Common Shares. For additional details, please refer to footnote 8 below. For Mr. Thornton, perquisite and personal benefits represent taxable benefits for travel-related expenses.

For Mr. Sokalsky, values disclosed in the All Other Compensation column include the participation of his dependent child in the Company’s financial assistance program for post-secondary education which is available to all employees; the values represent the Company’s cost to provide this benefit: 2012: $4,802; 2011: $4,853; 2010: $4,661.

For Mr. Al-Joundi, values disclosed in the All Other Compensation column for 2012 also include a sign-on cash award (Cdn $375,000) in connection with his appointment as the Executive Vice President and Chief Financial Officer of Barrick and an executive medical benefit of $2,035.

For Mr. Regent, perquisite details represent the prorated amount paid until the date of his termination of employment, and the values disclosed in the All Other Compensation column also include the severance arrangements set out below. Pursuant to the terms of Mr. Regent’s severance arrangements, benefits severance has been paid for the period from June 5, 2012 to December 31, 2012.

Severance Arrangements for Mr. Regent

Cash Severance Payment	• Two times salary	$3,395,358
	• Two times annual incentive payments, averaged over the past three years	$5,080,697
	• Prorated target bonus up to the date of termination	$884,267
	• Executive Retirement Plan contributions	$1,404,048
Benefits Paid for Severance	• Benefits continuation	$116,874
	• Financial planning	$19,008
	• Car lease and parking	$70,310
	• Outplacement services	$25,010
Total		$10,995,572

All in U.S. dollars using the Bank of Canada annual average exchange rate for 2012 – 0.9996.

(7)	Mr. Peter Munk served as the Chairman of the Board during 2012 and received a base salary increase from Cdn $1,500,000 to Cdn $2,500,000 effective June 5, 2012 in recognition of his continued strong leadership of the Board and the Company. Mr. Peter Munk’s compensation as reflected in the Summary Compensation Table includes: (1) an adjusted base salary of Cdn $2,075,578 reflecting a base salary of Cdn $1,500,000 prorated for five months of service from January 1, 2012 to June 5, 2012, and a base salary of Cdn $2,500,000 prorated for the remaining seven months of service from June 5, 2012 to December 31, 2012; and (2) a special award of 61,843 RSUs equivalent to Cdn $2,000,000.

(8)	Mr. Thornton served as an independent director of the Board from February 15, 2012 to June, 5, 2012 and was appointed as the Co-Chairman of the Board effective June 5, 2012. Mr. Thornton’s compensation as reflected in the Summary Compensation Table includes prorated annual director retainer of $75,275. (Mr. Thornton elected to receive 55% of the director retainer in the form of DSUs); a one-time lump sum payment of $1,420,141 for his services as the Co-Chairman of the Board from June 5, 2012 to December 31, 2012, and a special cash sign-on payment equivalent to the value of 350,000 Barrick Common Shares on December 19, 2012 for Mr. Thornton to purchase Barrick Common Shares on the open market. The value of the special cash sign-on payment was $11,899,500 based on the closing share price of Barrick Common Shares on the New York Stock Exchange as at December 18, 2012 ($33.97). On December 19, 2012, Mr. Thornton purchased 177,500 Barrick Common Shares with all of the proceeds of the sign-on payment net of tax and required withholdings. On December 28, 2012, Mr. Thornton transferred these Barrick Common Shares to family trusts for the benefit of his children and for which his wife is the trustee. The Barrick Common Shares are subject to a holding period and may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of until the later of (a) the termination of Mr. Thornton’s employment with Barrick and (b) June 30, 2015. In recognition of his strong leadership and direction to the Company and the Board of Directors during 2012, Mr. Thornton also received an annual performance incentive payment equal to $1,420,141 and a special award of 61,843 RSUs equivalent to Cdn $2,000,000. Beginning January 1, 2013, Mr. Thornton will receive an annual base salary of $2,500,000 for his services as the Co-Chairman of the Board.
(9)	Mr. Sokalsky was appointed President and Chief Executive Officer on June 5, 2012. Mr. Sokalsky’s compensation as reflected in the Summary Compensation Table includes both special long-term incentive awards granted to him in July 2012 as part of his appointment ($1,229,375 in stock options and $1,229,375 in RSUs) and his 2012 annual compensation. Mr. Sokalsky’s compensation for his role as the President and Chief Executive Officer was prorated to reflect his start date of June 5, 2012. Please see “— Components of Executive Compensation — Base Salary” on page 39 for changes to Mr. Sokalsky’s base salary during 2012.

(10)	Mr. Dushnisky was promoted to Senior Executive Vice President on August 7, 2012. Mr. Dushnisky’s compensation as reflected in the Summary Compensation Table includes both special long-term incentives granted to him as part of his appointment in August 2012 ($499,050 in stock options and $499,050 in RSUs) and his 2012 annual compensation. Mr. Dushnisky’s 2012 compensation for his role as the Senior Executive Vice President was prorated to reflect his start date on August 7, 2012. Please see “— Components of Executive Compensation — Base Salary” on page 39 for changes to Mr. Dushnisky’s base salary during 2012.

(11)	Mr. Al-Joundi was appointed Executive Vice President and Chief Financial Officer on July 10, 2012. Mr. Al-Joundi’s compensation as reflected in the Summary Compensation Table includes an annual performance incentive award that was not prorated to reflect his partial year services during the year in recognition of his strong contributions to Barrick during 2012, a sign-on cash bonus (Cdn $375,000) in All Other Compensation, special long-term incentives granted to him as part of his hiring package in July 2012 ($906,305 in stock options and $885,150 in RSUs) in consideration of the long-term and retention entitlements he was forfeiting from his previous employer, and his 2012 annual compensation prorated to reflect his start date of July 10, 2012. In 2010, Mr. Al-Joundi served as the Senior Vice President, Business Strategy and Capital Allocation of Barrick from January 1, 2010 to August 31, 2010. In this capacity, he received a prorated salary of Cdn $252,354, executive retirement contributions of Cdn $37,600, and perquisites and benefits including a car lease (Cdn $12,785), executive long-term disability and life insurance premiums (Cdn $4,335), parking (Cdn $3,245) and financial counseling benefit (Cdn $933). Mr. Al-Joundi did not receive an incentive payment from Barrick during 2010.

(12)	Mr. Regent’s employment with Barrick ceased on June 5, 2012. His compensation as reflected in the Summary Compensation Table is prorated to reflect his end date of June 5, 2012. For further details about Mr. Regent’s severance arrangements in relation to the termination of his employment with the Company, please see the “Severance Arrangements for Mr. Regent” table in footnote 6 and “— Termination Arrangements for Mr. Regent” on page 52.

The following supplemental table provides details on the stock option, RSU and PRSU awards granted to the Named Executive Officers for 2012.

Supplemental Long-Term Incentive Grants Table

Name (a)	LTI Vehicle (b)	Grant Date (c )	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#) (g)	All Other Option Awards: Number of Securities Underlying Options(2) (#) (h)	Exercise Price of Option Awards(3) ($) (i)	Grant Date Fair Value(4) ($) (j)
			Threshold(1) (#) (d)	Target (#) (e)	Maximum (#) (f)

Peter Munk	RSUs	2/12/2013				61,843			$1,991,400

John L. Thornton	RSUs	2/12/2013				61,843			$1,991,400
	DSUs	6/30/2012				318			$13,901
	DSUs	3/31/2012				741			$27,500

Jamie C. Sokalsky	Stock Options	2/12/2013					202,922	$32.30	$1,568,228
	RSUs	2/12/2013				48,702			$1,568,228
	PRSUs	2/12/2013	—	97,403	194,805				$3,136,455
	Stock Options	7/24/2012					135,647	$33.61	$1,229,375
	RSUs	7/24/2012				36,625			$1,229,375

Kelvin P.M. Dushnisky	Stock Options	2/12/2013					113,685	$32.30	$878,581
	RSUs	2/12/2013				27,285			$878,581
	PRSUs	2/12/2013	—	54,569	109,137				$1,757,162
	Stock Options	8/7/2012					56,408	$33.36	$499,050
	RSUs	8/7/2012				15,230			$499,050

Ammar Al-Joundi	Stock Options	2/12/2013					78,512	$32.30	$606,755
	RSUs	2/12/2013				18,843			$606,755
	PRSUs	2/12/2013	—	37,686	75,371				$1,213,509
	Stock Options	7/24/2012					100,000	$33.61	$906,305
	RSUs	7/24/2012				26,370			$885,150

(1)	Award vesting will range from zero PRSUs to the maximum payout based on the overall performance calculation consisting of a 50% performance weighting for the relative total shareholder return metric, a 25% performance weighting for the Adjusted FCF metric and a 25% performance weighting for the Adjusted EBITDA metric.

(2)	The total number of options granted to the Named Executive Officers for 2012, in the aggregate, 687,174, represents approximately 0.07% of the total number of issued and outstanding Barrick Common Shares as at December 31, 2012.

(3)	The closing share price of Barrick Common Shares on the New York Stock Exchange on July 23, 2012, August 6, 2012 and February 11, 2013 was $33.61, $33.36 and $32.30, respectively. The exercise price represents the closing price of Barrick Common Shares on the New York Stock Exchange on the day preceding the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted.

(4)	The amounts are based upon the grant date fair value as described in footnotes 2 and 3, as applicable, to the Summary Compensation Table for Named Executive Officers on page 59.

The fair value of each stock option is an estimate calculated on behalf of Barrick using the Lattice option valuation model by KPMG International for the grants detailed in the table below, consistent with the valuation for accounting purposes. The Lattice option valuation model approximates the probability of different outcomes by generating a lattice or tree of future share prices. The Lattice model was selected because it incorporates a consideration of suboptimal exercise behavior that other models such as Black-Scholes do not consider. Barrick’s model may not be identical to the models used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. This valuation is calculated in accordance with IFRS 2 and matches the valuation used by the Company for expensing purposes.

Option Valuation Assumptions

Grant Date	Risk-Free Interest Rate(1)	Dividend Yield	Share Price Volatility	Expected Term (in Years)	Lattice Value (in $ per Option)
February 12, 2013	0.05% – 1.91%	2.0%	30.0% – 35.0%	7.0	$7.73
August 7, 2012(2)	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$8.85
July 24, 2012(3)	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$9.06
February 14, 2012	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$13.04
December 7, 2010	0.12% – 2.88%	1.1%	33.0% – 38.0%	7.0	$15.35

(1)	Based on the treasury yield curve
(2)	Options granted to Mr. Dushnisky on his appointment as Senior Executive Vice President
(3)	Options granted to Messrs. Sokalsky and Al-Joundi on appointment as President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer, respectively

For further details on Barrick’s stock option plans, please refer to “Part Six — Other Information — Equity Compensation Plan Information”.

The following table provides details on the stock option exercises by the Named Executive Officers during 2012.

Aggregate Option Exercises During Financial Year Ended December 31, 2012

Name	Common Shares Acquired on Exercise	Aggregate Value Realized
Peter Munk(1)	300,000	$3,263,836
John L. Thornton	—	—
Jamie C. Sokalsky	—	—
Kelvin P.M. Dushnisky	—	—
Ammar Al-Joundi	—	—

(1)	On November 16, 2012, Mr. Peter Munk exercised 300,000 stock options to purchase and hold 300,000 Barrick Common Shares. These options were granted on December 3, 2002 and had an exercise price of Cdn $23.85. The aggregate value realized, which represents the in-the-money value of the exercise, was converted to U.S. dollars based on the Bank of Canada noon rate of exchange as at November 16, 2012 (1.0028).

The following table provides information for all share-based and option-based awards to Named Executive Officers outstanding as at December 31, 2012.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards(1) Year Ended December 31, 2012

	Option Awards(2)				Share Awards(3)
Name (a)	Number of Securities Underlying Unexercised Options (#) (b)	Option Exercise Price(4) ($) (c)	Option Expiration Date (d)	Value of Unexercised In-the-Money Options or Similar Instruments ($) (e)	Number of Shares or Units of Shares (RSU / PRSU) that have not Vested (#) (f)	Market or Payout Value Of Share-Based Awards that have not Vested (RSU / PRSU) ($) (g)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed (DSU) ($) (h)

Peter Munk
12/8/2003	300,000	$29.75	12/7/2013	$1,573,987	Nil / Nil	Nil / Nil	—
12/7/2010					37,296 / Nil	$1,305,259 / Nil	—
2/14/2012					42,497 / Nil	$1,487,280 / Nil
Total(5)	300,000			$1,573,987	79,792 / Nil	$2,792,540 / Nil	—

John L. Thornton
Total(6)	Nil			Nil	Nil / Nil	Nil / Nil	$37,531

Jamie C. Sokalsky
12/4/2007	77,384	$41.08	12/3/2014	$0	Nil	Nil	—
12/9/2008	172,421	$27.25	12/8/2015	$1,337,987	Nil	Nil	—
12/8/2009	110,448	$42.44	12/7/2016	$0	Nil	Nil	—
12/7/2010	95,217	$54.83	12/6/2017	$0	13,735 / 6,867	$480,674 / $240,337	—
2/14/2012	108,647	$48.45	2/13/2019	$0	15,037 / 7,519	$526,272 / $263,136	—
7/24/2012	135,647	$33.61	7/23/2019	$189,906	37,011 / Nil	$1,295,310 / Nil	—
Total(7)	699,764			$1,527,893	65,783 / 14,386	$2,302,257 / $503,473	—

Kelvin P.M. Dushnisky
12/4/2007	84,515	$41.08	12/3/2014	$0	Nil	Nil	—
12/9/2008	86,169	$27.25	12/8/2015	$668,671	Nil	Nil	—
12/8/2009	68,494	$42.44	12/7/2016	$0	Nil	Nil	—
7/28/2010					24,933 / Nil	$872,589 / Nil	—
12/7/2010	74,758	$54.83	12/6/2017	$0	10,784 / 5,392	$377,407 / $188,704	—
2/14/2012	102,414	$48.45	2/13/2019	$0	14,175 / 7,088	$496,093 / $248,047	—
8/7/2012	56,408	$33.36	8/6/2019	$93,073	15,391 / Nil	$538,637 / Nil	—
Total(8)	472,758			$761,744	65,282 / 12,479	$2,284,727 / $436,750	—

Ammar Al-Joundi
7/24/2012	100,000	$33.61	7/23/2019	$140,000	26,648 / Nil	$932,624 / Nil	—
Total(9)	100,000			$140,000	26,648 / Nil	$932,624 / Nil	—

Aaron W. Regent
2/6/2009	500,000	$38.57	6/5/2015	$0	Nil	Nil	—
12/8/2009	231,791	$42.44	6/5/2015	$0	Nil	Nil	—
12/7/2010	154,267	$54.83	6/5/2015	$0	22,252 / 11,126	$778,757 / $389,378	—
2/14/2012	176,243	$48.45	6/5/2015	$0	24,393 / 12,197	$853,707 / $426,853	—
Total(10)	1,062,301			$0	46,645 / 23,323	$1,632,463 / $816,232	—

(1)	The amounts shown in the table above for each of the Named Executive Officers as at December 31, 2012 include (a) each stock option outstanding, (b) the aggregate number of unvested RSUs plus the aggregate minimum number of unearned PRSUs, assuming threshold performance achievement although the plan design allows for zero vesting, and (c) the market value of such RSUs and PRSUs based on the closing price of a Barrick Common Share on December 31, 2012. For options (grants beginning in 2004), denominated in U.S. dollars, the closing share price of Barrick Common Shares is based on the New York Stock Exchange as at December 31, 2012 ($35.01). For options (grants before 2004) denominated in Canadian dollars, and RSUs and PRSUs the closing price of Barrick Common Shares is based on the Toronto Stock Exchange as at December 31, 2012 (Cdn $34.82), converted to U.S. dollars based on the December 31, 2012 Bank of Canada noon rate of exchange (0.9949). The value realized upon vesting of a RSU or PRSU is equal to the average closing share price of Barrick Common Shares on the Toronto Stock Exchange during the five trading days preceding the vesting date.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)	RSU awards vest 30 months from the date of grant. PRSUs granted in 2010 will vest, if earned, on December 7, 2013. PRSUs granted for 2011 will vest, if earned, on February 14, 2015. PRSUs granted for 2012 will vest, if earned, on February 12, 2016. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of RSU awards that have not vested is determined by multiplying the number of RSUs by the closing share price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2012 (Cdn $34.82). Market or payout value of PRSU awards that have not vested reflects the minimum payout and is determined by multiplying 50% of the number of PRSUs awarded by the closing share price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2012 (Cdn $34.82). Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of Barrick Common Shares on the New York Stock Exchange as at December 31, 2012 ($35.01).

(4)	The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date on the New York Stock Exchange, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Details on the exercise price and closing share price for each of the outstanding option grants are shown in the table below:

Exercise and Closing Share Prices for Outstanding Option Grants

Option Grant	Exercise Price	Closing Share Price on Grant Date
December 8, 2003 – Denominated in Canadian dollars	Cdn $29.60	Cdn $29.60*
December 4, 2007 – Denominated in U.S. dollars	US $41.08	US $41.08**
December 9, 2008 – Denominated in U.S. dollars	US $27.25	US $27.25**
December 8, 2009 – Denominated in U.S. dollars	US $42.44	US $40.51**
December 7, 2010 – Denominated in U.S. dollars	US $54.83	US $54.16**
February 14, 2012 – Denominated in U.S. dollars	US $48.45	US $48.45**
July 24, 2012 – Denominated in U.S. dollars	US $33.61	US $33.61**
August 7, 2012 – Denominated in U.S. dollars	US $33.36	US $33.36**

*	Closing share price on the Toronto Stock Exchange on the day of grant

**	Closing share price on the New York Stock Exchange on the day of grant

(5)	Mr. Peter Munk’s total share-based awards include 77,893 RSUs and 1,899 RSU dividend equivalents.

(6)	Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 13 DSU dividend equivalents that he received for his services as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(7)	Mr. Sokalsky’s total share-based awards include 14,042 PRSUs (28,084 PRSUs at target), 64,709 RSUs, 344 PRSU dividend equivalents and 1,074 RSU dividend equivalents.

(8)	Mr. Dushnisky’s total share-based awards include 12,187 PRSUs (24,374 PRSUs at target), 63,686 RSUs, 292 PRSU dividend equivalents and 1,596 RSU dividend equivalents.

(9)	Mr. Al-Joundi’s total share-based awards include 26,370 RSUs and 278 RSU dividend equivalents.

(10)	Mr. Regent’s total share-based awards include 22,765 PRSUs (45,530 PRSUs at target), 45,530 RSUs, 558 PRSU dividend equivalents and 1,115 RSU dividend equivalents. Pursuant to Mr. Regent’s severance arrangements, his outstanding stock options, RSUs and PRSUs will continue to vest according to their original terms during the three year-period following his termination date, or until June 5, 2015.

The following table provides information for each of the Named Executive Officers on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards, and (3) the value earned under the annual performance incentive plan in 2012.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2012

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) (d)
Peter Munk	Nil	Nil	Nil
John L. Thornton	Nil	$41,890	Nil
Jamie C. Sokalsky	$361,029	$1,316,081	$951,380
Kelvin P.M. Dushnisky	$224,104	$816,110	$696,278
Ammar Al-Joundi	Nil	Nil	$422,169
Aaron W. Regent(4)	$1,325,000	$2,761,921	Nil

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars except for Mr. Peter Munk’s) is determined by multiplying the portion of each stock option grant that vested during 2012 by the difference between the closing share price of Barrick Common Shares on the New York Stock Exchange on the vesting date and the exercise price of the stock option. The exercise price is the closing price of Barrick Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Options vest in equal parts over four years.

(2)	The value of RSUs and PRSUs that vested in 2012 (all of which were denominated in U.S. dollars) is determined by multiplying the number of RSUs and PRSUs that vested by the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the RSU plan. RSUs vest fully 30 months after the date of grant, while PRSUs vest, if earned, at the end of the three year performance period. The payout for the December 2009 PRSU award, which vested in 2012, was calculated based on a payout percentage of 112.35% of the outstanding units (number of units granted plus accumulated dividend equivalents) and an average closing share price of Cdn $33.41. The value of DSUs that vested in 2012 (all of which were denominated in U.S. dollars) is determined by multiplying the number of DSUs that vested by the average of the closing share price of Barrick Common Shares on the New York Stock Exchange on the five trading days prior to the vesting date. Pursuant to the Deferred Share Unit Plan, DSUs vest immediately upon grant but must be retained until the director leaves the Board at which time the cash value of the DSUs will be paid out. Details on the value vested for RSUs, PRSUs and DSUs, respectively, are shown in table below:

Share-Based Awards – Value Vested During the Year

	Value of RSUs Vested During the Year	Value of PRSUs Vested During the Year	Value of DSUs Vested During the Year	Share-Based Awards Value Vested During the Year
Peter Munk	Nil	Nil	Nil	Nil
John L. Thornton	Nil	Nil	$41,890	$41,890
Jamie C. Sokalsky	$683,804	$632,277	Nil	$1,316,081
Kelvin P.M. Dushnisky	$424,031	$392,079	Nil	$816,110
Ammar Al-Joundi	Nil	Nil	Nil	Nil
Aaron W. Regent	$1,435,027	$1,326,894	Nil	$2,761,921

(3)	The value of non-equity incentive plan earned in the year represents the annual performance incentive earned for 2012 performance.

(4)	In recognition of Mr. Regent’s contributions to the Company over the previous three and a half years, the Compensation Committee has exercised its discretion to provide for continued vesting of Mr. Regent’s stock options, RSUs, and PRSUs for a period of three years following his effective date of termination, or until June 5, 2015. The value vested and earned on share-based awards reflects RSU and PRSU grants to Mr. Regent up to his date of termination, as well as any dividends accrued on his RSUs and PRSUs from the date of termination to December 31, 2012.

Executive Retirement Plan Benefits

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional contributions. The Executive Retirement Plan covers all officers of the Company, except Mr. Peter Munk, Chairman, and Mr. William Birchall, Vice Chairman. The individuals who participate in this plan do not participate in any other Barrick retirement plan. As at December 31, 2012, 47 officers of the Company, including Messrs. Thornton, Sokalsky, Dushnisky and Al-Joundi, participated in the Executive Retirement Plan.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s salary and annual performance incentive for the year is accrued and accumulated with interest until retirement. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yields Over 10 Years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2012, this interest rate was 2.55%. No above-market or preferential earnings are paid out.

Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, two Named Executive Officers, Messrs. Thornton and Sokalsky, are eligible to receive a payout under the Executive Retirement Plan of his Executive Retirement Plan account balance.

Upon termination, other than for cause, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. No payments are made in the event of termination for just cause. See “Potential Payments Upon Change-In-Control Termination for Covered Executives” below for information on payments made upon termination following a change-in-control of the Company.

As at December 31, 2012, the total accrued Executive Retirement Plan liability for present and past participants was $25,700,000, a decrease of $1,200,000 from the accrued liability of $26,900,000 as at December 31, 2011. Account balances for each of the Named Executive Officers as at December 31, 2012 are shown in column (d) of the table below.

Defined Contribution Plan Table(1)(2) (as at December 31, 2012)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory (c)	Accumulated Value at Year End (d)
John L. Thornton(3)	Nil	$213,021	$213,021
Jamie C. Sokalsky	$2,787,212	$314,761	$3,242,733
Kelvin P.M. Dushnisky	$1,563,213	$274,160	$1,918,435
Ammar Al-Joundi	Nil	$109,731	$111,114
Aaron W. Regent(4)	$1,564,290	$454,180	Nil

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada:

a. Accumulated Value at Start of Year — December 31, 2011 closing exchange rate of 1.0170

b. Compensatory Value — average exchange rate for 2012 of 0.9996

c. Accumulated Value at Year End — December 31, 2012 closing exchange rate of 0.9949

(2)	Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and annual performance incentive for the year is accrued and accumulated with interest until retirement. Due to the change in the timing of 2011 incentive awards from December to the February following year end, the compensatory value reported for the year ended December 31, 2011 included only 15% of salary as the annual performance incentive was not approved until February 12, 2012. Accordingly, the compensatory value for the year ended December 31, 2012 includes 15% of the salary earned in 2012, as well as 15% of the 2011 annual performance incentive that was awarded in February 2012.

(3)	Pursuant to Mr. Thornton’s employment offer letter, the compensatory value of Mr. Thornton’s executive retirement plan contribution represents 15% of the one-time lump sum payment of $1,420,000 awarded for his services as the Co-Chairman during 2012.

(4)	Mr. Regent’s accumulated pension account balance under the Executive Retirement Plan was paid out in the amount of Cdn $2,064,993 in accordance with the terms of the plan and pursuant to the terms of Mr. Regent’s severance arrangements.

Potential Payments Upon Termination

The following discussion describes potential payments for all Named Executive Officers upon termination in circumstances other than a change-in-control (see “Potential Payments Upon Change-In-Control Terminations for Covered Executives” below).

Voluntary Termination

In the event of a voluntary termination, the executive is entitled to receive any earned but unpaid compensation, a payout of his or her Executive Retirement Plan account balance (see “— Executive Retirement Plan Benefits” above for a description of the plan) and the amount of his or her vested equity. The executive is also entitled to redeem any DSUs, if applicable, credited to his or her account for cash, less any appropriate taxes and withholding. Unvested options, RSUs, and PRSUs are forfeited. Stock options that are exercisable on the day of termination remain exercisable for three months in the case of options granted under the Amended and Restated Stock Option Plan (2002) and for six months in the case of options granted under the Stock Option Plan (2004) (or the original term to expiry, if earlier).

Retirement

Upon retirement, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus accelerated vesting of his or her unvested RSUs. Additionally, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years or the original term to expiry. Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting.

Termination for Cause

In the event of termination by the Company for “cause”, the executive is entitled to receive any earned but unpaid compensation, including cash payment for any DSUs, if applicable, that have been credited to his or her account, less any appropriate taxes and withholdings. All options (vested and unvested) and any unvested RSUs and PRSUs are forfeited immediately.

Pursuant to the RSU plan, “cause” is defined as:

(a)	willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company) after a demand for substantial performance improvement has been delivered in writing to the participant by the Chief Executive Officer, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(b)	willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)	the conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of this paragraph (c), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the plan.

Termination Without Cause

In the event of termination by the Company without cause, the executive is entitled to receive the same amounts as in the event of a voluntary termination. The executive would also be entitled to receive benefits pursuant to Canadian statutory and common law. In addition, the Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry. For the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting.

Death and Disability

In the event of a termination due to death or disability, the executive or the executive’s estate is entitled to receive the same amounts as in the event of a voluntary termination, plus accelerated vesting of his or her RSUs (amount shown in the table below). Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to the date of death or disability. If the performance cycle is less than half complete, there shall be no accelerated vesting.

In the event of a termination due to a disability, the vesting schedule and exercise period of options are not affected. In the event of the executive’s death, vested options remain exercisable for six months from the date of death. Additionally, in the event of death, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. Pursuant to the RSU Plan, “disability” means, with respect to a participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick company for more than nine consecutive months and failure by the participant to return to full-time performance of his or her duties within 30 days after written demand by such Barrick company to do so given at any time after the expiry of such nine-month period.

There is no policy or plan in place that provides for any payment of in-cycle annual performance incentive upon any termination situation. Barrick has historically made these determinations on a case-by-case basis.

Estimated Payments Upon Termination

The following table estimates the amounts that would have been payable to the Named Executive Officers under the termination circumstances described above that exceed the amounts generally payable under any termination scenario other than for cause (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity). Except as noted below, estimated amounts provided in the table below assume that the executive’s employment terminated on December 31, 2012. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a change-in-control circumstance. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee decides to use discretion to accelerate vesting. However, the amounts in the circumstances described in the paragraphs above would be the same as shown in the table for unvested equity acceleration due to a termination upon death or disability.

Potential Payments Upon Termination(1)

Incremental Compensation	P. Munk	J. Thornton	J. Sokalsky	K. Dushnisky	A. Al-Joundi
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination without Cause	Nil	Nil	Nil	Nil	Nil
Retirement(2)	$2,696,199	Nil	Nil	Nil	Nil
Termination upon Death or Disability	$2,696,199	Nil	$2,222,831	$2,205,905	$900,449

(1)	The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination and (ii) $33.79 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2012, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(2)	Currently, one Named Executive Officer, Mr. Peter Munk, is eligible for accelerated vesting of his RSUs upon “retirement” pursuant to the RSU plan.

Potential Payments Upon Change-In-Control Terminations for Covered Executives

In the event of a change-in-control, Barrick has agreed with each of Messrs. Sokalsky, Dushnisky and Al-Joundi (the “Covered Executives”) that if his employment is terminated by the Company (other than for cause or disability) or the Covered Executive terminates his employment for Good Reason (as defined below) at any time within two years following the change-in-control (a “Change-in-Control Termination”), such individual is entitled to receive, among other things, severance benefits described in items (a) — (j) below. These are “double trigger” change-in-control arrangements requiring both a change-in- control of the Company and the specified termination of the employment of the Covered Executive. Terminations for cause or disability following a change-in-control would be treated the same as they are in non-change-in-control situations. Mr. Peter Munk and Mr. Thornton do not have change-in-control agreements with the Company.

(a)	Two and a half times the Annual Salary, which is the sum of:

(i)	The annual salary of the Covered Executive based upon the greater of (A) the salary paid to the Covered Executive for the fiscal year next preceding the fiscal year during which the change-in-control occurs; and (B) the salary which would have been payable to the Covered Executive (based upon the agreed salary rate in effect immediately preceding the change-in-control) for the 12 months immediately following the change-in-control (in addition to any unpaid salary already earned); and

(ii)	An amount equal to the greater of (A) the agreed yearly target annual performance incentive (if any) which is payable to the Covered Executive immediately prior to the change-in-control; and (B) the average of the yearly annual performance incentive amounts paid or payable to the Covered Executive over the last three completed fiscal years next preceding the change-in-control, or, for Covered Executives who have been employed by Barrick for less than three completed fiscal year, the average of the yearly annual performance incentive amounts paid or payable to the Covered Executive over the number of completed fiscal years since the employment date preceding the change-in-control;

(b)	If not theretofore paid, the amount of the Covered Executive’s unpaid annual salary for the relevant fiscal year of the Company for the period to and including the date of termination;

(c)	An amount equal to the product of (i) the maximum annual incentive that would be payable to the Covered Executive by or on behalf of the Company for the fiscal year during which the date of termination occurs, assuming that all relevant performance targets are met; and (ii) a fraction of the numerator of which is the number of days in such year to and including the date of termination and the denominator of which is 365;

(d)	Two and a half times the amount that would have been credited to the Covered Executive’s benefit under the Executive Retirement Plan during the year (in addition to the amounts already accrued in the Executive Retirement Plan);

(e)	Two and a half times the amount that would have been contributed by the Company to the Covered Executive’s applicable retirement contribution plan if any during the year (in addition to the amounts already accrued in the retirement contribution plan);

(f)	Immediate vesting of all unvested stock options, and options would remain exercisable for the lesser of two and a half years or their remaining term to expiry;

(g)	Job relocation counseling services for up to 18 months after termination, up to a maximum of Cdn $25,000;

(h)	The continuation of all life insurance, medical, dental, health, and accident and disability plans until the earlier of two and a half years after the date of termination, or the Covered Executive’s commencement of full-time employment with a new employer;

(i)	Two and a half times the annual fair market value of the Covered Executive’s automobile benefit to be paid in a lump sum; and an option for the Covered Executive to purchase the company vehicle at the remaining cost to the Company as of the date of termination; and

(j)	No gross up protection with respect to potential U.S. change-in-control excise taxes.

Pursuant to the change-in-control agreements, “Good Reason” means the occurrence, after a change-in-control, of any of the following events without the Covered Executive’s written consent:

•

The assignment to the Covered Executive of any duties inconsistent in any respect with the Covered Executive’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such change-in-control, or in the salary, yearly annual incentive or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the Covered Executive, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive and, with respect to the Covered Executive’s yearly annual incentive, excluding any diminution in the Covered Executive’s yearly annual incentive that (i) was determined in accordance with and using the same policies and practices that were used to determine the Covered Executive’s yearly annual incentive in the fiscal year next preceding the fiscal year in which the change-in-control occurs, and (ii) does not represent a reduction of greater than 10% of the yearly annual incentive of the Covered Executive, calculated in the manner as described in sub-paragraph (a) above;

•

Any failure by the Company to comply with any other terms of the Covered Executive’s employment as in effect immediately prior to such change-in-control such as salary or annual incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive;

•

The Company requiring the Covered Executive (i) to be based at any office or location other than (1) in the Greater Toronto Area or (2) at any other office or location previously agreed to in writing by the Covered Executive, or (ii) to travel on business to an extent substantially greater than the travel obligations of the Covered Executive immediately prior to the change-in-control; or

•	Any other constructive dismissal by the Company of the Covered Executive’s employment.

The agreements prohibit the Covered Executive from soliciting Barrick employees for a period of two and a half years following termination. The Covered Executives are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change-in-control provisions for RSUs and PRSUs are set forth in the RSU plan and relevant award agreements. In both cases, a “double trigger” is required to accelerate vesting in the event of a change-in-control of Barrick. That is, if there is a change-in-control followed by a Change-in-Control Termination, the RSUs will vest immediately pursuant to the RSU Plan and PRSU awards will vest pursuant to the relevant award agreement. Vesting of the PRSUs is based on how much of the performance cycle is complete at the time of the change-in-control and is converted to a cash payout at the end of the performance period.

•	If the performance cycle is less than half complete, a pro-rata portion of the target PRSU award would vest based on performance during the portion of the cycle completed.

•	If the performance cycle is half complete or more, the number of PRSUs vesting would be determined at the time of the change-in-control based on performance to date (not pro-rated).

According to the RSU plan, the Compensation Committee may, in its discretion, accelerate vesting for other types of terminations. The terms of the PRSUs also provide for acceleration of vesting in the event of a termination other than for cause, disability or retirement, or by the executive for good reason or death following a change-in-control based on the lapse of time in the performance cycle and actual performance through the date of termination. The Compensation Committee may, in its discretion, accelerate vesting of PRSUs for other types of terminations.

In addition, Barrick’s Stock Option Plan (2004) specifies acceleration of unvested options and/or exercisability periods under a number of termination scenarios (as described below). The Committee may, in its discretion, accelerate vesting and/or extend the exercise period (but not beyond the original term to expiry) in the cases of retirement, death or in the event of termination of an optionee who is a senior executive other than for cause.

Estimated Payments Upon Change-in-Control Terminations

The following table estimates the amounts that would have been payable to the Named Executive Officers, except for Messrs. Peter Munk and Thornton who do not have change-in-control agreements with the Company, in the circumstance of a Change-in-Control Termination (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity, etc.). Except as noted below, estimated amounts provided in the table below assume that a change-in-control occurred and the executive’s employment terminated on December 31, 2012. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a change-in-control circumstance. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee decides to use discretion to accelerate vesting. However, the amounts in these circumstances described in the paragraphs above would be the same as shown in the “Potential Payments Upon Termination” table for the Covered Executives above for unvested equity acceleration due to a termination in connection with a change-in-control.

Termination in Connection with Change-in-Control (by the Company other than for cause, disability or by the executive for Good Reason)

	P. Munk	J. Thornton	J. Sokalsky	K. Dushnisky	A. Al-Joundi
Incremental Compensation:
a) Change-in-Control Termination
Cash Severance(1)
Annual Salary	Nil	Nil	$7,739,270	$5,457,693	$3,297,984
Annual Incentive	Nil	Nil	$1,688,568	$1,091,539	$565,369
Unvested Equity Acceleration
Options(2)	Nil	Nil	$189,906	$93,073	$140,000
RSUs(3)	Nil	Nil	$2,222,831	$2,205,905	$900,449
PRSUs(4)	Nil	Nil	$479,175	$392,624	Nil
Benefits and Perquisites
Incremental Executive Retirement Plan	Nil	Nil	$1,160,891	$818,654	$494,698
Continued Benefits and Perquisites(5,6)	Nil	Nil	$141,014	$128,535	$81,898
Job Relocation Counseling Service(7)	Nil	Nil	$25,128	$25,128	$25,128
Total	Nil	Nil	$13,646,783	$10,213,151	$5,505,526
b) Change-in-Control (No Termination)
Total	Nil	Nil	Nil	Nil	Nil

(1)	For purposes of this analysis, the Annual Salary for each Covered Executive is defined pursuant to sub-paragraph (a) on page 71 in U.S. dollars as at December 31, 2012. The annual performance incentive amount represents an amount equal to the maximum annual incentive that would be payable to the Covered Executive for the fiscal year during the year of termination (assuming all relevant performance targets are met) prorated to the date of termination, as defined in sub-paragraph (c) on page 71. These amounts are converted from Canadian dollars to U.S. dollars as of December 31, 2012 based on the Bank of Canada noon rate of exchange on that day.

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (a) the difference between $35.01 (the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2012) and the options’ exercise prices, by (b) the number of options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of (a) the number of RSUs whose restrictions lapsed because of the termination and (b) $33.79 (the average of the closing price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2012, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(4)	The amounts stated in the table represent the product of (a) the number of PRSUs granted on December 7, 2010 and the pro-rated portion of the target number of PRSUs granted on February 14, 2012 (13,735 and 4,386, respectively, for Mr. Sokalsky; and 10,784 and 4,134, respectively, for Mr. Dushnisky. The number of PRSUs includes dividend equivalents credited until December 31, 2012 for Messrs. Sokalsky and Dushnisky. Mr. Al-Joundi was appointed Executive Vice President and Chief Financial Officer of Barrick on July 10, 2012 and as such did not receive PRSU awards prior to December 31, 2012.Mr. Peter Munk and Mr. Thornton have not been awarded any PRSUs to date, (b) the portion of PRSUs that vested based on performance between the start of each cycle and December 31, 2012 (80.82% and 70.24% for 2010 and 2012 grants, respectively), and (c) $33.79 (the average of the closing price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2012, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding date pursuant to the RSU plan).

(5)	The agreements effective December 5, 2012 provide benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of two and a half years for each Covered Executive. Barrick will also provide a cash payment in lieu of the continued use of the automobile for a two and a half year period for each Covered Executive. For Mr. Al-Joundi, the value of Continued Benefits and Perquisites assume a full year of service. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2012 (0.9949), and the total costs have then been multiplied by a multiple of 2.5 times for each of Messrs. Sokalsky, Dushnisky and Al-Joundi pursuant to their change-in-control agreements.

Benefits and Perquisites for Severance Calculation

	Group Life	Group AD&D	Group Health	Car Lease	Total	Multiple	Continued Benefits and Perquisites
P. Munk	Nil	Nil	Nil	Nil	Nil	Nil	Nil
J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil	Nil
J. Sokalsky	$7,586	$5,735	$4,724	$38,361	$56,406	2.5x	$141,014
K. Dushnisky	$8,447	$8,332	$4,724	$29,911	$51,414	2.5x	$128,535
A. Al-Joundi	$2,960	$3,900	$4,724	$21,176	$32,759	2.5x	$81,898

(6)	The agreements provide for 18 months of job relocation counseling services up to a maximum cost of Cdn $25,000. The amounts shown here are based on an estimated cost of Cdn $25,000 converted to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2012 (0.9949).

PART SIX

OTHER INFORMATION

Equity Compensation Plan Information

Barrick has implemented two compensation plans under which Barrick Common Shares have been authorized for issuance. In 1996, shareholder and regulatory approval was obtained to implement Barrick’s Amended and Restated Stock Option Plan (the “Amended and Restated Plan”). In 2004, shareholder and regulatory approval was obtained to implement Barrick’s Stock Option Plan (2004) (the “2004 Plan”), and in 2007, shareholder and regulatory approval was obtained in respect of amendments to the 2004 Plan.

The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the “Stock Option Plans”) is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company’s directors are eligible to receive options under the Amended and Restated Plan. However, the Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan. A Committee of the Board of Directors (the “Committee”) administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained.

The following table provides information as of December 31, 2012 and March 1, 2013 regarding the Barrick Common Shares issuable upon the exercise of options outstanding under each of the Stock Option Plans as well as the number of Barrick Common Shares remaining available for issuance under each of the Stock Option Plans.

Equity Compensation Plan Information

	Number of Shares Reserved to be Issued Upon Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)				Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (a))

Equity Compensation Plans Approved by Shareholders(1)	as at December 31, 2012	as at March 1, 2013	as at December 31, 2012		as at March 1, 2013		as at December 31, 2012	as at March 1, 2013

Amended and Restated Stock Option Plan (2002)	579,150	569,150	Cdn $	28.27	Cdn $	28.24	6,211,062	6,211,062

Stock Option Plan (2004)	6,234,260	7,327,315	US $	42.54	US $	40.99	1,384,871	291,494

(1)	In addition, Barrick inherited the stock option plan of Placer Dome Inc. in connection with its acquisition of that company. As at December 31, 2012, 135,784 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of US $18.33. As at March 1, 2013, 98,409 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of US $20.54. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Placer Dome Inc. 1987 Stock Option Plan. Options granted under the Amended and Restated Stock Option Plan are priced in Canadian dollars. Outstanding options granted under the Placer Dome Inc. 1987 Stock Option Plan were issued in U.S. dollar exercise prices. Options granted under the Stock Option Plan (2004) are priced in U.S. dollars. For the purpose of determining the weighted average exercise prices, Canadian dollar exercise prices were converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2012 and March 1, 2013, respectively.

Key Features of Barrick’s Stock Option Plans

	Amended and Restated Plan	2004 Plan
Maximum Number of Barrick Common Shares Issuable	35,000,000 Barrick Common Shares	16,000,000 Barrick Common Shares

Total Barrick Common Shares Issued and Issuable as of March 1, 2013	23,701,213 Barrick Common Shares, representing 2.37% of the Company’s outstanding capital as of that date.(1)	15,708,506 Barrick Common Shares, representing 1.57% of the Company’s outstanding capital as of that date.(2)

Stock Options Available for Issue as of March 1, 2013	6,211,062 stock options remained available for grant, representing 0.62% of the Company’s then outstanding capital.	291,494 stock options remained available for grant representing 0.03% of the Company’s then outstanding capital.

Stock Options Issued in 2012	No stock options were issued in 2012.	1,184,116 stock options were issued in 2012, representing 0.12% of the Company’s outstanding capital as at December 31, 2012.

Issuance Limits	The total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.	The total number of Barrick Common
Shares to be optioned to any
optionee together with any Barrick
Common Shares reserved for
issuance to such optionee and his or
her associates under options or
other share compensation
arrangements may not exceed 1% of
the number of Barrick Common
Shares outstanding at the date of the
grant of the option.

In addition, the 2004 Plan (a) limits
the aggregate number of Barrick
Common Shares issuable to insiders
of the Company pursuant to options
granted under the 2004 Plan or any
other share compensation
arrangement of the Company to not
greater than 10% of the total issued
and outstanding Barrick Common
Shares and (b) limits the number of
Barrick Common Shares issued to
insiders in any one year period under
options granted under the 2004 Plan
or any other share compensation
arrangement of the Company to not
greater than 10% of the issued and
outstanding Barrick Common
Shares.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.

Strike Price	The exercise price of each option granted under the Amended and Restated Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted.

(1)	As of March 1, 2013, 23,087,563 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 2.31% of the Company’s outstanding capital as of that date. As of March 1, 2013, there were options outstanding to purchase an aggregate of 569,150 Barrick Common Shares under the Amended and Restated Plan, representing 0.06% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.

(2)	As of March 1, 2013, 8,381,191 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.84% of the Company’s outstanding capital as of that date. As of March 1, 2013, there were options outstanding to purchase an aggregate of 7,327,315 Barrick Common Shares under the 2004 Plan, representing 0.73% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board of Directors may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the Amended and Restated Plan without the consent of the optionee.

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	7 years from date of grant.

Strike Price	The exercise price of each option granted under the 2004 Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of the Barrick Common Shares at the time of the grant, and (b) the market price of the Barrick Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

“Blackout Period” means a period in which trading of Barrick securities by an option holder is restricted pursuant to (a) the Company’s written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and retirement.

The expiry date of any option outstanding is extended in the event the option would otherwise expire during or within 10 business days of a Blackout Period to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments	The Board of Directors may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board of Directors determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board of Directors is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board of Directors, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results.

Directors’ and Officers’ Insurance and Indemnification

During 2012, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against liabilities incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $1.97 million. The policy provides coverage to each director and officer of $250 million in the policy year from July 12, 2012 to July 12, 2013.

In accordance with the provisions of the Business Corporations Act (Ontario), Barrick’s by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Availability of Annual Report and Other Disclosure Documents

Barrick provides shareholders with the opportunity to request to receive the Annual Report by mail for the following year on the shareholder’s voting information form or form of proxy for each annual meeting of shareholders. If you would like to receive the 2013 Annual Report by mail when it is available next year, you should elect this option on your voting information form or form of proxy. If you elected this option last year, the 2012 Annual Report will be mailed to you in advance of the Meeting. Barrick’s 2012 Annual Report, as well as proxy-related materials and other shareholder communications, are available on Barrick’s website at www.barrick.com/investors. If you did not request to receive an annual report last year and you now wish to receive a copy of the 2012 Annual Report by mail, please contact Canadian Stock Transfer Company Inc., administrative agent for CIBC Mellon Trust Company, the Company’s registrar and transfer agent:

Canadian Stock Transfer Company Inc.

Toll-free within Canada and the United States: 800-387-0825

Telephone: 416-643-5500

Fax: 416-643-3136

E-mail: inquiries@cibcmellon.com

Barrick will provide to any person, upon request to its Investor Relations Department, a copy of:

(1)	its 2012 Annual Report, including management’s discussion and analysis of financial and operating results;

(2)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(3)	its consolidated financial statements for the year ended December 31, 2012, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(4)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

These documents, as well as additional information relating to Barrick, are available on www.barrick.com and www.sedar.com. Financial information about Barrick is provided in the Company’s consolidated financial statements and management’s discussion and analysis of financial and operating results for the year ended December 31, 2012, copies of which may be obtained by shareholders by contacting Barrick as set out below.

Barrick’s Investor Relations Department may be reached at:

Toll-free number within Canada and the United States: 800-720-7415

Telephone: 416-861-9911

Fax: 416-861-0727

Email: investor@barrick.com

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street

P.O. Box 212

Toronto, Ontario M5J 2S1

Canada

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors. A copy of this Circular has been sent to each director, each registered shareholder entitled to notice of the Meeting, and the auditors of the Company.

Toronto, Ontario, March 18, 2013	By Order of the Board of Directors,

Faith T. Teo
Vice President, Assistant General Counsel and Secretary

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the “Board”) is responsible for the stewardship of Barrick Gold Corporation (the “Company”) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities shall include:

Oversight of Management

1.	Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Co-Chairman of the Board, the Chief Executive Officer (“CEO”) and other senior officers.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, Co-Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

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Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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